As confidentially submitted to the Securities and Exchange Commission on November 12, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein is strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GEN Restaurant Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5812	87-3424935
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11472 South Street

Cerritos, CA 90703

(562) 356-9929

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Kim

Jae Chang

Co-Chief Executive Officers

GEN Restaurant Group, Inc.

11472 South Street

Cerritos, CA 90703

(562) 356-9929

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Michael Flynn Peter Wardle Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612-4412 (949) 451-3800	Steven Pidgeon DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, AZ 85016-4232 (480) 606-5100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended, or the Securities Act.
(2)	Includes shares subject to the underwriters’ option to purchase additional shares, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                , 2022

PROSPECTUS

                Shares

GEN Restaurant Group, Inc.

Class A Common Stock

This is GEN Restaurant Group, Inc.’s initial public offering. We are selling                shares of our Class A common stock.

We expect the public offering price to be between $        and $        per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares of our Class A common stock will trade on the                under the symbol “    .”

Each share of Class A common stock will entitle the holder to one vote, while each share of Class B common stock will entitle the holder to ten votes. The Class B stockholders will hold    % of the combined voting power of our common stock immediately after this offering. See “Organizational Structure.”

We are an “emerging growth company” and “smaller reporting company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and Smaller Reporting Company.”

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 16 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

The underwriters may also exercise an option to purchase up to an additional                shares of our Class A common stock from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Class A common stock will be ready for delivery on or about                , 2022.

Roth Capital Partners

The date of this prospectus is                , 2022.

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: We have not and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

i

GENERAL INFORMATION

Unless otherwise indicated or the context otherwise requires, references in this prospectus to (i) “GEN Inc.” refer to GEN Restaurant Group, Inc., a Delaware corporation, the company conducting the offering made pursuant to this prospectus and not to any of its subsidiaries, (ii) “GEN LLC” refers to GEN Restaurant Management LLC, a Delaware limited liability company and subsidiary of GEN Inc., and (iii) the “Company,” “we,” “us,” “our,” “GEN Restaurant Group” and “GEN” refer to GEN Inc. and its consolidated subsidiaries. GEN Inc. was incorporated as a Delaware corporation on October 29, 2021 and, prior to the consummation of the Reorganization described herein and our initial public offering, did not conduct any activities other than those incidental to our formation and our initial public offering.

Basis of Presentation

This prospectus includes certain historical financial and other data for GEN LLC. Following this offering, GEN LLC will be the predecessor of GEN Inc. for financial reporting purposes. Immediately following this offering, GEN Inc. will be a holding company, and its sole material asset will be a controlling equity interest in GEN LLC. As the sole managing member of GEN LLC, GEN Inc. will operate and control all of the business and affairs of GEN LLC and, through GEN LLC and its subsidiaries, conduct our business. GEN Inc. will consolidate GEN LLC on its consolidated financial statements and record a noncontrolling interest related to the Class B units held by the Class B stockholders on its consolidated balance sheet and statement of operations. See “Organizational Structure.”

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Market and Industry Data

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our restaurants. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed below, our internal research and knowledge of our market. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. We have not independently verified market data and industry forecasts provided by any of these or any other third-party sources referred to in this prospectus. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the projections and estimates made by the independent third parties and us.

Unless otherwise expressly stated, we obtained industry, business, market and other data from the reports, publications and other materials and sources listed below. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

Information contained on any website or linked therein or otherwise connected thereto does not constitute part of and is not incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part. We have included the website address in this prospectus solely as an inactive textual reference.

ii

Trademarks

We own or have the rights to use various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names presented in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

Non-GAAP Financial Measures

EBITDA is not recognized under GAAP. We define EBITDA as net income (loss) before net interest expense, income taxes and depreciation and amortization.

EBITDA is intended as a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. We are presenting EBITDA because we believe that it provides useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. We believe that the use of EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of this measure may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate EBITDA in the same fashion.

Because of these limitations, EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using this non-GAAP measure on a supplemental basis. For a reconciliation of EBITDA to the nearest GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Additional Financial Metrics and Other Data

As used in this prospectus, unless otherwise noted or the context otherwise requires:

•

“Average Unit Volume” or “AUV” means the average annual restaurant sales for all restaurants open for a full 18 months before the end of the period measured. We have not made any adjustments to exclude restaurants in 2020 due to temporary closures and mandated capacity limitations caused by the COVID-19 pandemic.

•	“Cash-On-Cash Returns” means Restaurant-Level Operating Income divided by Net Build-Out Costs.

•

“Net Build-Out Costs” means all capitalized construction and construction-related costs plus pre-opening costs associated with a new restaurant, less tenant improvement allowances provided by the landlord.

•	“Payback Period” means the length of time, in years, required to recoup Net Build-Out Costs after the restaurant opening date.

•

“Restaurant-Level Operating Income” means revenue less expenses incurred at the restaurants, such as food costs, payroll and benefits costs, occupancy and operating expenses, and preopening expenses. We use Restaurant-Level Operating Income interchangeably with Restaurant-Level EBITDA.

•	“Restaurant-Level Operating Income Margin” means Restaurant-Level Operating Income divided by revenue.

iii

PROSPECTUS SUMMARY

This summary highlights selected information discussed in this prospectus. The summary is not complete and does not contain all of the information you should consider before investing in our Class A common stock. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus, before making a decision to purchase shares of our Class A common stock. Some of the statements in this summary constitute forward-looking statements. See “Forward-Looking Statements.”

Who We Are

GEN Korean BBQ is one of the largest Asian casual dining restaurant concepts by total revenue in the United States. Founded by two Korean immigrants, we have grown over the last ten years to 28 company-owned restaurants by delivering an engaging and interactive dining experience where our guests serve as their own chefs. We offer an extensive menu of traditional Korean and Korean-American food, including high-quality meats, poultry, seafood and mixed vegetables, all at a superior value. Our restaurants have modern décor, lively Korean pop music playing in the background and embedded grills in the center of each table. Our food is served family style and requires guests to share and coordinate their cooking responsibilities, which fosters more meaningful interaction than traditional casual dining. We believe our unique culinary experience appeals to a vast segment of the population, particularly Millennials and Gen Z.

Our co-founders, Jae Chang and David Kim, both highly experienced and successful restauranteurs, joined forces to create our new Korean barbeque concept, opening our first restaurant in 2011 in Tustin, California. Since then, we have successfully opened profitable restaurants in multiple new markets. As of September 30, 2021, we operated 28 locations, across California, Arizona, Nevada, Hawaii and Texas. Although the COVID-19 pandemic has had a significant impact on our operations, our revenues in the nine months ended September 30, 2021 surpassed our pre-pandemic 2019 revenue levels. We also achieved an EBITDA margin of     % in the nine months ended September 30, 2021.

GEN Korean BBQ: An Engaging Dining Experience

We believe our restaurants offer a memorable dining experience. When our guests arrive, they are frequently met with crowds of other enthusiastic patrons eager to be seated. Guests are able to join our waitlist upon arrival, or ahead of time by checking in online, and can request their preferred seating option, choosing from our conventional table top grills, bars and, where available, outdoor seating areas.

As guests make their way to their tables, they are immediately met with the mouth-watering aromas and sizzling sounds of our offerings. From the unique modern décor, to the motion of our friendly staff quickly completing orders and the sounds of vibrant Korean pop music, the atmosphere in our restaurants is distinct and engages the senses.

Once seated, guests are welcomed with a diverse assortment of appetizing side dishes, or banchan. After sampling the banchan, guests turn their attention to our extensive menu, which encourages adventurous dining. Our curated selection features premium cuts of unmarinated and marinated beef, pork, poultry, seafood and mixed vegetables. Our thinly sliced tender briskets, thick cut pork belly, sweet marinated chicken and spicy shrimp, among other favorites, make for a delicious culinary experience. Our guests are able to place unlimited orders of any food item all for one affordable, fixed price. Guests can also purchase alcoholic beverages to enjoy throughout their dining experience. Since our guests serve as their own chefs and cook the majority of their meals themselves on a grill embedded in the center of each table, they experience minimal wait times once seated, have full control over their portions and are able to grill their food at their desired pace and temperatures.

Our Innovative Approach Drives Our Competitive Strengths

We believe we have been able to distinguish ourselves from other restaurant concepts by taking an innovative approach, focused on efficiency without compromising quality, highlighted by the following strengths:

•

Unlimited Orders at One Affordable, All-Inclusive Price. Our guests can order unlimited quantities of food for a fixed price ranging from $18.95 to $19.95 for lunch and $24.99 to $28.95 for dinner, depending on the restaurant location. Our affordable price points make our concept accessible to multiple demographics and allow our guests to discover a variety of traditional Korean and Korean-American fusion dishes at a fixed price compared to the a la carte pricing found at other casual dining restaurants.

•

Efficient “Cook-It-Yourself” Business Model. Using our “cook-it-yourself” model, we have been able to operate our restaurants with no chefs and limited personnel needed to process orders in the kitchen. Our menu items come ready-to-serve from our suppliers, allowing us to quickly fill guest orders after a simple transfer from package to plate. This approach ensures consistent food quality across all of our restaurants and provides for more efficient operations than traditional restaurants, which in turn allows us to cater to high traffic levels. Additionally, because our guests serve as their own chefs, we believe our kitchens require a smaller percentage of our footprint than other casual dining restaurant concepts, enabling more space for guest seating.

•

Strong Supplier Network Provides Foundation for Growth. We currently have exclusivity agreements with our key suppliers precluding them from selling Korean barbeque-related products to other distributors. In addition to our primary suppliers, we have established relationships with potential new suppliers that we can quickly engage if we are faced with supply chain disruptions. To date, we have not experienced any such disruptions. Our longstanding and consistent partnerships have allowed us to meet the pent-up demand we have experienced in 2021 as consumers are excited to return to on-premises dining. As we continue to scale and open new restaurants, we believe our strong supply network has the ability to support our growth.

•

Large Community of Millennial and Gen Z Enthusiasts. We have attracted a passionate and loyal group of Millennial and Gen Z enthusiasts who enjoy trying new cuisines of various ethnic origins. We believe these “foodies” enjoy our diverse menu of flavorful Korean and Korean-American food, affordable price points and differentiated dining ambience.

•

Unique Guest Experience Drives Positive Customer Ratings. Many of our guests express their enthusiasm for our concept experience by rating and reviewing our restaurants online. As of November 1, 2021, we have a 4.0 and 4.3 average star rating on Yelp and Google across our 28 restaurants with 2,686 and 1,154 average reviews per restaurant on Yelp and Google, respectively. These strong, positive reviews have allowed us to rely on this type of word-of-mouth advertising to increase brand awareness in lieu of more traditional marketing efforts. As a result, in 2019, our annual marketing expenses comprised 0.2% of our total revenue, and for the nine months ended September 30, 2021, our marketing expenses represented     % of our total revenue.

•

In-House Design and Fabrication Capabilities. Well-functioning ventilation systems are critical to Korean barbeque restaurant concepts due to the need to simultaneously ventilate each table. In order to ensure a proper setup, many of our competitors rely on third-party contractors, who can be prohibitively expensive and require lengthy lead times. We take a different approach, designing and fabricating our ventilation systems in-house, which in turn provides us with greater control than our competition over quality, costs and lead times.

•

An Inspirational Founder-led Management Team. Our team is led by experienced and passionate senior management who are committed to providing the highest quality service and experience for our guests. Our co-founder, Jae Chang, has over 25 years of entrepreneurial experience in the restaurant and hospitality industry. Jae has grown a number of successful Asian restaurant concepts, including locations under the

Shabuya, Sumo, Octopus, H2O Sushi and California Gogi brands. Our other co-founder, David Kim, is a seasoned restauranteur and entrepreneur who successfully established a career in the restaurant industry as a multi-unit franchisee of Denny’s, Carl’s Jr., Golden Corral and Pick-Up Stix. Prior to GEN, David led an investor consortium that purchased Baja Fresh from Wendy’s International, Inc., and later La Salsa, Inc. from CKE Restaurants. As CEO of Baja Fresh, David oversaw a company with sales of over $500 million and over 500 locations.

Our Performance

All 28 restaurants were reopened for inside dining by March 30, 2021. As of September 30, 2021, only two of our restaurants were still operating under the reduced indoor seating requirements of the state and local regulatory authorities in Hawaii. We believe comparing our results for the nine months ended September 30, 2021 to the nine months ended September 30, 2019, rather than to the nine-month period ended September 30, 2020, provides a better representation of the current trends in our operations:

•	From the nine months ended September 30, 2019 to the nine months ended September 30, 2021, our revenue grew % to $ million from $ million.

•

From the nine months ended September 30, 2019 to the nine months ended September 30, 2021, our Restaurant-Level EBITDA grew     % to $        million from $         million. Our Restaurant-Level EBITDA margins for the nine months ended September 30, 2021 increased to     % from         % for the nine months ended September 30, 2019.

•

From the nine months ended September 30, 2019 to the nine months ended September 30, 2021, our EBITDA grew     % to $        million from $         million. Our EBITDA margins for the nine months ended September 30, 2021 increased to     % from         % for the nine months ended September 30, 2019.

We have also achieved the following financial metrics:

•	AUVs of approximately $4.7 million for the 23 restaurants that were open for 18 full months as of the December 31, 2019.

•	Average Net Build-Out Costs for new units opened in 2019 of approximately $1.8 million.

•	Average Cash-On-Cash Returns of more than 70% for the 24 restaurants open for all of 2019.

•	Average Payback Period of 1.4 years for the 21 restaurants that had covered initial investment costs prior to the temporary COVID-19 shutdowns in early 2020.

Our recent financial results when compared with the nine months ended September 30, 2020 indicate that we have emerged from the COVID-19 pandemic as a stronger company:

•	From the nine months ended September 30, 2020 to the nine months ended September 30, 2021, our revenue grew % to $ million from $ million.

•

From the nine months ended September 30, 2020 to the nine months ended September 30, 2021, our Restaurant-Level EBITDA grew to $        million from $         million. Our Restaurant-Level EBITDA margins for the nine months ended September 30, 2021 increased to     % from         % for the nine months ended September 30, 2020.

•

From the nine months ended September 30, 2020 to the nine months ended September 30, 2021, our EBITDA grew to $        million from $         million. Our EBITDA margins for the nine months ended September 30, 2021 increased to     % from         % for the nine months ended September 30, 2020.

For a reconciliation of net income to EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Response to the COVID-19 Pandemic and How We Emerged as a Stronger Company

During the COVID-19 pandemic, we temporarily closed all of our 28 restaurants in March 2020. Faced with mandatory restaurant closures, imposed capacity limitations and other pandemic-related challenges, our foundational roots of persistence and resilience served us well. In response to the pandemic, we took various steps to reduce non-essential spend and postpone restaurant development.

Beginning in April 2020, we started to provide takeout options for customers at 21 of our restaurants and outdoor dining at 13 of our restaurants, implementing all necessary procedures in accordance with federal, state and local health and safety policies. Since then, we believe the loosening of government capacity restrictions, vaccine roll-outs and consumers yearning for pre-pandemic lifestyles have driven our successful recovery. As of September 30, 2021, we had reopened all of our 28 restaurants for dinner and a majority of them for lunch, and we are experiencing unprecedented demand. We have been able to meet this recent surge in demand, even with tight labor conditions currently impacting the restaurant industry, due to our differentiated concept that requires no chefs and minimal numbers of employees at each location. We believe that we are well-positioned to continue to rebound as health and economic conditions improve.

For further information regarding our operations during the COVID-19 pandemic, see “Management’s Discussion and Analysis of Financial Results and Operations – Business Trends; Effects of COVID-19 on Our Business.

Our Growth Strategies

Open Additional Restaurants in New and Existing Markets. Since opening our original restaurant in Tustin, California, we have successfully opened profitable new restaurants throughout Southern and Northern California, and in Nevada, Texas, Hawaii and Arizona. We intend to leverage our expertise opening new restaurants to expand further into new geographies with the same rigorous and thoughtful new site and restaurant build-out process that we have successfully demonstrated in the past. Prior to the pandemic, we opened four new restaurants in both 2018 and 2019. Due to the COVID-19 pandemic, we opened no new restaurants in 2020 and expect to open no new restaurants in 2021. With COVID-19 restrictions eased, we have restarted our pipeline of new restaurants and currently plan to open three new restaurants in 2022. As of November 1, 2021, we have signed a lease for a new Texas location, which we currently expect to begin operations in the fourth quarter of 2022, and are negotiating leases for two other planned locations. Starting in 2023, we currently plan to open five to seven new restaurants annually in new and existing markets. We expect to open restaurants in new markets in Florida, Oregon, Georgia, Washington, Virginia and New York. Based on an internal study we conducted, we believe that we have long-term total restaurant potential for over 250 restaurants in the United States. Our new restaurants have typically generated average Payback Periods of approximately 1.7 years with recent average Net Build-Out Costs of approximately $1.8 million. Going forward, we are targeting average Net Build-Out Costs of $3.0 million with AUVs of approximately $5.0 million for our new restaurant units, resulting in a target Payback Period of approximately 2.5 years, which may vary depending on the specific market. The combination of our strong expertise in constructing new restaurants and tremendous whitespace opportunity positions us well to expand our concept into new markets.

Increase Restaurant Sales and Profitability. We initiated modest price increases in the second half of 2021 with no discernable change in guest behavior. We plan to continue to analyze and monitor price receptivity from our customers, and we believe there may be additional opportunities to implement modest price increases in the future with no material impact on customer traffic. Additionally, our strong supply chain capabilities and ability to operate with a limited number of employees have allowed us to control our costs. We continually look to invest in new technologies through rigorous testing and analyses to further improve and maintain an optimal cost structure, as well as to enhance our dining experience.

Selectively Pursue Wholesale Opportunities. With the favorable pricing terms we have established with our suppliers and distributors, during the pandemic we were able to continue providing a limited number of guests with our high-quality meats by introducing temporary bulk purchase options in 21 of our restaurants. Considering the positive response from our guests, we plan to selectively pursue wholesale opportunities going forward. We have engaged in early stage discussions with several national food retailers to offer our ready-to-serve meats. The COVID-19 pandemic served as an opportunity to not only assess the viability of a wholesale segment, but also to begin exploring other new service offerings we may be able to introduce to our existing business.

Corporate Information

GEN Inc. was incorporated in Delaware on October 29, 2021 as a Delaware corporation. It had no business operations prior to this offering. In connection with the consummation of this offering, GEN Inc. will become the managing member of GEN LLC, pursuant to the Reorganization described under “Organizational Structure—The Reorganization.” Our principal executive offices are located at 11472 South Street, Cerritos, CA 90703 and our telephone number is (562) 356-9929. Our website address is www.genkoreanbbq.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of and is not incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part. We have included our website address in this prospectus solely as an inactive textual reference.

Summary of Risks Affecting Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•

The ongoing COVID-19 pandemic has adversely affected, and will continue to adversely affect, our operations, and pandemic-related measures that limit our ability to operate will continue to adversely affect our business, financial condition and financial results.

•	Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets.

•

Our expansion into new markets may present increased risks due in part to our unfamiliarity with the areas and also due to consumer unfamiliarity with our concept and may make our future results unpredictable.

•	The impact global and domestic economic conditions have on consumer discretionary spending could materially adversely affect our financial performance.

•

New restaurants, once opened, may not be profitable, and the increases in average restaurant sales and comparable restaurant sales that we have experienced in the past may not be indicative of future results.

•	Our sales and profit growth could be adversely affected if comparable restaurant sales are less than we expect.

•

Our limited number of restaurants, the significant expense associated with opening new restaurants and the unit volumes of our new restaurants makes us susceptible to significant fluctuations in our results of operations.

•	Our restaurant base is geographically concentrated, and we could be negatively affected by conditions specific to our markets.

•	Our plans to open new restaurants, and the ongoing need for capital expenditures at our existing restaurants, require us to spend capital.

•	We rely significantly on certain vendors and suppliers, which could adversely affect our business, financial condition or results of operations.

•	Changes in food and supply costs could adversely affect our business, financial condition or results of operations.

•	Failure to receive frequent deliveries of fresh food ingredients and other supplies could harm our business, financial condition or results of operations.

•

We face intense competition, and if we are unable to continue to compete effectively in the restaurant industry in general and, in particular, within the dining segments of the restaurant industry in which we compete, our business, financial condition and results of operations would be adversely affected.

•	Food safety and foodborne illness concerns as well as outbreaks of flu, viruses or other diseases could have an adverse effect on our business, financial condition or results of operations.

•

New information or attitudes regarding diet and health could result in changes in regulations and consumer consumption habits that could adversely affect our business, financial condition or results of operations.

•	We rely significantly on the operation of our equipment, and any mechanical failure could prevent us from effectively operating our restaurants.

•

The loss of any registered trademark or other intellectual property or our failure to maximize or successfully assert our intellectual property rights could enable other companies to compete more effectively with us.

•	Negative publicity relating to one of our restaurants could reduce sales at some or all of our other restaurants.

•	We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.

•

We may not be entitled to forgiveness of our paycheck protection program loan and our applications for such loans, and our use of other government-funded assistance programs, including the Restaurant Revitalization Fund, could in the future be determined to have been impermissible or could result in damage to our reputation.

•	If we face labor shortages, increased labor costs or unionization activities, our growth, business, financial condition and operating results could be adversely affected.

•

Failure to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations could lead to the loss of our liquor and food service licenses and, thereby, harm our business, financial condition or results of operations.

•	Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our business, financial condition or results of operations.

•	We could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material monetary damages and other remedies.

•	Our current insurance may not provide adequate levels of coverage against claims.

•	Changes to accounting rules or regulations may adversely affect our business, financial condition or results of operations.

•

The Internal Revenue Service, or the IRS, might challenge the tax basis step-ups and other tax benefits we receive in connection with this offering and the related transactions and in connection with future acquisitions of GEN LLC units.

•

GEN Inc. will be required to pay over to continuing members of GEN LLC most of the tax benefits GEN Inc. receives from tax basis step-ups (and certain other tax benefits) attributable to its acquisition of units of GEN LLC in connection with this offering and in the future, and the amount of those payments are expected to be substantial.

•	In certain circumstances, GEN LLC will be required to make distributions to us and the existing members of GEN LLC, and the distributions that GEN LLC will be required to make may be substantial.

•	Future changes to tax laws or our effective tax rate could materially and adversely affect our company and reduce net returns to our stockholders.

•	Our charter documents and the Delaware General Corporation Law, or the DGCL, could discourage takeover attempts and other corporate governance changes.

•	Our amended and restated certificate of incorporation will include an exclusive forum clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

•	The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

•	Failure to retain our senior management may adversely affect our operations.

You should carefully consider all of the information set forth in this prospectus and, in particular, the information in the section entitled “Risk Factors” beginning on page 17 of this prospectus prior to making an investment in our common stock. These risks could, among other things, prevent us from successfully executing our strategies and could have a material adverse effect on our business, financial condition and results of operations.

Organizational Structure

In connection with this offering, we will undertake certain transactions as part of a corporate reorganization, or the Reorganization, described under “Organizational Structure” below. The Reorganization will be conducted through what is commonly referred to as an “UP-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The UP-C approach provides the existing members of GEN LLC with the tax advantage of continuing to own interests in a pass-through structure and provides current and potential future tax benefits for the public company and economic benefits for the existing members of GEN LLC when they ultimately exchange their pass-through interests and corresponding shares of Class B common stock for shares of Class A common stock. Following the Reorganization and this offering, GEN Inc. will be a holding company and its sole asset will be ownership of Class A units of GEN LLC, of which it will be the managing member. The members of GEN LLC holding common units prior to this offering will hold Class B units of GEN LLC and will also own an equal number of shares of Class B common stock of GEN Inc. upon completion of this offering.

GEN Inc. will enter into a tax receivable agreement for the benefit of the continuing members of GEN LLC (not including GEN Inc.), or the Tax Receivable Agreement, pursuant to which GEN Inc. will pay     % of the amount of the net cash tax savings, if any, that GEN Inc. realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from GEN Inc.’s acquisition of a continuing member’s GEN LLC units in connection with this offering and in future exchanges and (ii) any payments GEN Inc. makes under the Tax Receivable Agreement (including tax benefits related to imputed interest). See “Organizational Structure” and “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

The diagram below illustrates our structure and anticipated ownership immediately after the Reorganization and this offering (assuming no exercise of the underwriters’ option to purchase additional shares) and does not reflect the issuances of awards pursuant to our 2021 Equity Incentive Plan, or the 2021 Plan.

Amounts may not sum to total due to rounding.

(1)

At the closing of this offering, the members of GEN LLC other than GEN Inc. will be certain historic owners of the GEN LLC business, all of whom, in the aggregate, will own                 Class B units of GEN LLC and                shares of Class B common stock of GEN Inc. after this offering assuming no exercise of the underwriters’ option to purchase additional shares and                Class B units of GEN LLC and                shares of Class B common stock of GEN Inc. if the underwriters exercise their option to purchase additional shares in full.

(2)

Each share of Class A common stock will be entitled to one vote and will vote together with the Class B common stock as a single class, except as provided in our amended and restated certificate of incorporation or required by law. See “Organizational Structure—Voting Rights of Class A Common Stock and Class B Common Stock.”

(3)

Each share of Class B common stock is entitled to ten votes and will vote together with the Class A common stock as a single class, except as provided in our amended and restated certificate of incorporation or required by law. The Class B common stock will not have any economic rights in GEN Inc.

(4)

GEN Inc. will own all of the Class A units of GEN LLC after the Reorganization, which upon the completion of this offering will represent the right to receive approximately     % of the distributions made by GEN LLC assuming no exercise of the underwriters’ option to purchase additional shares and approximately     % of the distributions made by GEN LLC if the underwriters exercise their option to purchase additional shares in full. While this interest represents a minority of economic interests in GEN LLC, it represents 100% of the voting interests, and GEN Inc. will act as the managing member of GEN LLC. As a result, GEN Inc. will operate and control all of GEN LLC’s business and affairs and will be able to consolidate its financial results into GEN Inc.’s financial statements.

(5)

The Class B stockholders will collectively hold all Class B common stock of GEN Inc. outstanding after this offering. They also will collectively hold all Class B units of GEN LLC, which upon the completion of this offering will represent the right to receive approximately                % of the distributions made by GEN LLC assuming no exercise of the underwriters’ option to purchase additional shares and approximately    % of the distributions made by GEN LLC if the underwriters exercise their option to purchase additional shares in full. The Class B stockholders will have no voting rights in GEN LLC on account of the Class B units, except for the right to approve amendments to the GEN LLC Agreement that adversely affect their rights as holders of Class B units. However, through their ownership of shares of Class B common stock, the Class B stockholders will control a majority of the voting power of the common stock of GEN Inc., the managing member of GEN LLC, and will therefore have indirect control over GEN LLC. Class B units may be exchanged for shares of our Class A common stock or, at our election, for cash, subject to certain restrictions pursuant to the GEN LLC Agreement described in “Organizational Structure—GEN LLC Agreement.” When a Class B stockholder exchanges Class B units for the corresponding number of shares of our Class A common stock or, at our election, for cash, it will result in the automatic retirement of the corresponding number of shares of our Class B common stock and, therefore, will decrease the aggregate voting power of our Class B stockholders. Any beneficial holder exchanging Class B units must ensure that the applicable corresponding number of shares of Class B common stock are delivered to us for retirement as a condition of exercising its right to exchange Class B units for shares of our Class A common stock or, at our election, for cash.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an emerging growth company, or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an EGC, we are permitted and have elected to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit, the financial statements and Critical Audit Matters;

•	reduced disclosure obligations regarding executive compensation; and

•

exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and on the frequency of such votes as well as stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions for up to five years or such earlier time when we are no longer an EGC. We will cease to be an EGC if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you may hold stock.

The JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption is required for private companies.

We are also a “smaller reporting company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, or the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock, and our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. See “Risk Factors—Risks Related to Our Common Stock and This Offering—We are an “emerging growth company” and a “smaller reporting company” and as a result of the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, our common stock may be less attractive to investors.”

THE OFFERING

Issuer	GEN Inc.

Class A common stock offered by GEN Inc.	shares

Underwriters’ option to purchase additional shares of Class A common stock from GEN Inc.	shares

Class A common stock outstanding immediately after this offering	shares of Class A common stock (or shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class B common stock outstanding immediately after this offering	shares of Class B common stock. Class B common stock will be issued to holders of Class B units in GEN LLC. One share of Class B common stock will be issued for each Class B unit of GEN LLC outstanding.

Use of proceeds

We estimate that our net proceeds from this offering, based on an assumed initial public offering price of $             per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us, will be approximately $             million, or approximately $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

We intend to use $            million of the net proceeds from this offering to purchase newly issued Class A units of GEN LLC, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering.

We intend to cause GEN LLC to use the remaining net proceeds to pay the expenses incurred by us in connection with this offering and the Reorganization, and for working capital and other general corporate purposes, including new unit openings. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend policy	We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt agreements and other factors that our board of directors deems relevant. Holders of our Class B common stock will not be entitled to dividends from GEN Inc.

Following the Reorganization and this offering, GEN Inc. will be a holding company and its sole asset will be ownership of the Class A units of GEN LLC, of which it will be the managing member. Subject to funds being legally available for distribution, we intend to cause GEN LLC to make distributions to each of its members, including GEN Inc., in an amount intended to enable each member to pay applicable taxes on taxable income allocable to each member and to allow GEN Inc. to make payments under the Tax Receivable Agreement. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, GEN Inc. shall receive the full amount of its tax distribution before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed to the other members pro rata. See “Dividend Policy.”

Voting rights

We have two classes of authorized common stock: Class A common stock and Class B common stock. Each share of Class A common stock will entitle the holder to one vote, while each share of Class B common stock will entitle the holder to ten votes.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our amended and restated certificate of incorporation or as required by applicable law. See “Description of Capital Stock.” When a Class B stockholder exchanges Class B units for the corresponding number of shares of our Class A common stock or, at our election, for cash, it will result in the automatic retirement of the corresponding number of shares of our Class B common stock and, therefore, will decrease the aggregate voting power of our Class B stockholders. See “Organizational Structure—Voting Rights of Class A Common Stock and Class B Common Stock.”

Exchange of Class B units	We have reserved for issuance shares of our Class A common stock, which is the aggregate number of shares of our Class A common stock expected to be issued over time upon the exchanges by the Class B unitholders. See “Organizational Structure.”

GEN LLC Agreement	The GEN LLC Agreement will entitle certain of its members (and certain permitted transferees thereof) to exchange their Class B units, together with an equal number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash. When a Class B unit is exchanged for a share of our Class A common stock, the corresponding share of our Class B common stock will automatically be retired. See “Organizational Structure—GEN LLC Agreement” and “Certain Relationships and Related Person Transactions—GEN LLC Agreement.”

Tax Receivable Agreement	GEN Inc. will enter into the Tax Receivable Agreement for the benefit of the continuing members of GEN LLC (not including GEN Inc.) pursuant to which GEN Inc. will pay % of the amount of the net cash tax savings, if any, that GEN Inc. realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from GEN Inc.’s acquisition of a continuing member’s GEN LLC units in connection with this offering and in future exchanges and (ii) any payments GEN Inc. makes under the Tax Receivable Agreement (including tax benefits related to imputed interest). See “Organizational Structure” and “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Risk factors	You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page 17, together with all of the other information set forth in this prospectus, before deciding whether to invest in our Class A common stock.

Symbol	“ ”

Unless otherwise noted, Class A common stock outstanding after the offering and other information based thereon in this prospectus does not reflect any of the following:

•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;

•	shares of Class A common stock issuable under the 2021 Plan (under which no equity awards have been granted as of ), including:

(i)            shares of Class A common stock underlying restricted stock units or other awards to be granted to certain employees and non-employee directors pursuant to the 2021 Plan immediately after the closing of this offering; and

(ii)            additional shares of Class A common stock to be reserved for future issuance of awards under the 2021 Plan; and

•

            shares of Class A common stock reserved for issuance upon exchange of the Class B units of GEN LLC (and corresponding shares of Class B common stock) that will be outstanding immediately after this offering.

Unless otherwise indicated in this prospectus, all information in this prospectus assumes the completion of the Reorganization and that shares of our Class A common stock will be sold in this offering at $             per share (the midpoint of the price range set forth on the cover page of this prospectus).

Throughout this prospectus, we present performance metrics and financial information regarding the business of GEN LLC. This information is generally presented on an enterprise-wide basis. The new public stockholders will be entitled to receive a pro rata portion of the economics of GEN LLC’s operations through their ownership of our Class A common stock. GEN Inc.’s ownership of Class A units initially will represent a minority share of GEN LLC. The existing members of GEN LLC initially will continue to hold a majority of the economic interest in its operations as non-controlling interest holders, primarily through direct and indirect ownership of Class B units of GEN LLC. Prospective investors should be aware that the owners of the Class A common stock initially will be entitled only to a minority economic position, and therefore should evaluate performance metrics and financial information in this prospectus accordingly. As Class B units are exchanged for Class A common stock (or cash) over time, the percentage of the economic interest in GEN LLC’s operations to which GEN Inc. and the public stockholders are entitled will increase proportionately.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following table sets forth certain summary financial information and other data of GEN LLC on a historical basis. GEN LLC is considered our predecessor for accounting purposes and its financial statements will be our historical financial statements following this offering. The following summary historical statements of operations data for the years ended December 31, 2020 and 2019 and the summary historical balance sheet data as of December 31, 2020 and 2019 have been derived from GEN LLC’s audited financial statements included elsewhere in this prospectus. This summary historical financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results and growth rates are not necessarily indicative of the results or growth rates to be expected in future periods.

	Year Ended December 31,
Combined Statement of Operations Data:	2020	2019
	(amounts in thousands)
Revenue	$62,658,384	$113,870,273
Restaurant Operating Costs:
Food cost	20,684,104	37,545,210
Payroll and benefits	20,036,727	34,811,874
Occupancy expenses	8,401,047	8,361,585
Operating expenses	7,439,217	9,185,894
Pre-Opening Costs	0	724,194

Total restaurant operating expenses	56,561,096	90,628,757

Restaurant-Level operating income	6,097,288	23,241,516

General and administrative	5,031,058	5,969,577
Consulting fees - related party	3,550,165	3,669,243
Management fees	1,419,982	2,182,757
Depreciation and amortization	4,539,988	4,129,437

Total Costs and Expenses	71,102,289	106,579,771

Income (Loss) from Operations	(8,443,905)	7,290,502

Other Income, net	170,932	75,841
Interest expense, net	(653,355)	(855,144)
Equity in income (loss) of equity method investee	(43,747)	592,570

Net Income	(8,970,076)	7,103,769
Net Income attributable to noncontrolling interest	303,635	70,020

Net income (loss) attributable to Gen LLC	$(9,273,711)	$7,033,749

	Year Ended December 31,
Combined Selected Balance Sheet Data:	2020	2019
	(amounts in thousands)
Cash and cash equivalents	$7,153,489	$6,675,904
Total Assets	$35,125,468	$34,065,541
Total Liabilities	38,799,236	28,840,086
Total Permanent Equity (Deficit)	(7,173,768)	3,725,455

Non-GAAP Financial Measures

For a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure and why we consider it useful, and a discussion of material risks and limitations of these measures, see “Non-GAAP Financial Measures” ” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures.”

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties described below, together with all other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our Class A common stock. The occurrence of any of the following risks, as well as any risks or uncertainties not currently known to us or that we currently do not believe to be material, could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

Risks Related to the COVID-19 Pandemic

The ongoing COVID-19 pandemic has adversely affected, and will continue to adversely affect, our operations, and pandemic-related measures that limit our ability to operate will continue to adversely affect our business, financial condition and financial results.

Our business has been significantly adversely affected by the COVID-19 outbreak in the United States. In March 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious virus, which has continued to spread, has adversely affected workforces, customers, economies and financial markets globally as well as the markets in which we operate. It has also disrupted the normal operations of many businesses, including ours. In response to this outbreak, many state and local authorities in the markets in which we operate have either mandated the temporary closure of or imposed capacity limits to non-essential businesses and dine-in restaurant activity. For a portion of 2020, all of our restaurants were closed due to government-mandated shut downs. In response to the COVID-19 pandemic, we took various steps to reduce non-essential spend, postpone restaurant development and rightsize operations in light of reduced sales volume to preserve our store level profitability and increase our cash flows. Additionally, during the height of the COVID-19 pandemic, we furloughed approximately 90% of our employees. As restrictions lifted, we were able to reopen certain restaurants at reduced indoor dining capacities, and also started offering outdoor dining at certain restaurants. As of March 31, 2021, all of our restaurants had been reopened for indoor dining, and by September 30, 2021, only two of our restaurants had any remaining capacity restraints.

We cannot predict how soon all capacity limitations will be lifted or how soon we will be able to open new restaurants in the future, or whether we will have to revert back to an off-premise only operating model at some or all of our restaurants. Our ability to continue to operate existing restaurants and open new restaurants in the future will depend in part on the actions of a number of governmental bodies over which we have no control. Moreover, once all restrictions are lifted, it is unclear how quickly customers will return to our restaurants, which may be a function of continued concerns over safety and/or depressed consumer sentiment due to adverse economic conditions, including job losses.

Our restaurants are located in only five U.S. states. As a result of our concentration in these markets, we may be disproportionately affected by any increased severity of the pandemic and heightened regulatory measures in these locations compared to other chain restaurants with a more dispersed footprint. For example, the COVID-19 cases in California and Hawaii resulted in more strict and longer closures compared to other U.S. states.

Currently, several of our restaurants offer outdoor dining options using tents and extended patio spaces constructed as a result of the pandemic. As the pandemic continues to evolve and the restaurant industry returns to pre-pandemic standards, we may be required to remove some or all of the outdoor dining options available at our restaurants. We cannot predict how our customers will react to such removal, and whether any eventual change in outdoor dining options will impact our customer base and ultimately our sales.

The COVID-19 pandemic has had an adverse impact on the number of restaurant openings in 2020 and 2021. The temporary restaurant closures and the reduced capacities at reopened restaurants caused a substantial decline in the Company’s sales in 2020, and any future closures may result in substantial declines in sales for so long as the pandemic continues to impact the communities in which we operate. Despite an increase in sales in light of recent reopenings of our restaurants, the unpredictable nature of the COVID-19 pandemic makes future sales levels of our restaurants and our ability to implement our growth strategy highly uncertain. We cannot predict our future sales growth as the full impact and duration of the COVID-19 pandemic continues to evolve. Any additional economic downturn caused by the pandemic could have a material adverse impact on our future business, financial condition and financial results.

A prolonged occurrence of COVID-19 may result in restaurant re-closures, prohibition on indoor dining, as well as further restrictions, including possible travel restrictions and additional restrictions on the restaurant industry, such as vaccination requirements for restaurant customers and/or employees in certain geographic locations. For example, the Biden administration recently announced a vaccine mandate and related rules applying to private businesses with 100 or more employees. Although the new rules are currently being adjudicated by the federal courts, these requirements or any similar vaccine-related rules could impact our employee base and ability to hire qualified employees. In addition, our restaurant operations could be further disrupted if large numbers of our employees are diagnosed with COVID-19. If a significant percentage of our workforce is unable to work, whether because of illness, quarantine, fear of contracting COVID-19, limitations on travel or other government restrictions in connection with COVID-19, our operations may be negatively impacted, potentially having a material adverse effect on our business, financial condition or results of operations.

Our suppliers could also be adversely impacted by the COVID-19 pandemic. If our suppliers’ employees are unable to work, whether because of illness, quarantine, limitations of travel or other government restrictions in connection with COVID-19, we could face shortages of food items or other supplies at our restaurants and our operations and sales could be adversely harmed by such supply interruptions.

Our efforts to mitigate the effect of COVID-19 on our business or the economic downturn may be unsuccessful, and we may not be able to take actions in response to developments with regard to the pandemic. To date, these events have resulted in significant drops in restaurant traffic throughout a significant portion of the COVID-19 pandemic and such events are likely to continue to occur during this pandemic, which will continue to have a material adverse effect on our business, financial condition and financial results.

Social distancing measures and changes in consumer behavior as a result of COVID-19 have affected, and may materially and adversely affect, our business.

Social distancing measures due to the COVID-19 pandemic have impacted our current service and business models, as customers choose to avoid public gathering places. Such actions could result in a loss of sales and profit. Additionally, consumer behavior has changed and may fundamentally change as a result of COVID-19 in both the near and long term and such change may pose significant challenges to our current service and business models. Traffic in restaurants, including ours, has been affected and may be materially and adversely affected with more consumers relying on off-premises orders. Consumer spending has also been and may continue to be negatively impacted by general macroeconomic conditions and economic downturns resulting from the COVID-19 pandemic, which have suppressed consumer confidence. All of this could materially and adversely impact sales at our restaurants and our growth prospects. We have made adjustments to our restaurant operations due to the COVID-19 pandemic and may have to re-design our service and business models to accommodate consumers’ changed behavior pattern. Any such attempted efforts could result in capital expenditures, business disruption and lower margin sales, and may not be successful in growing our profitability.

Risks Related to Our Growth Strategy and Restaurant Expansion

Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets.

One of the key means of achieving our growth strategies will be through opening and operating new restaurants on a profitable basis for the foreseeable future. We opened four new restaurants in both 2018 and 2019, and due to the COVID-19 pandemic, no new restaurants in 2020 and 2021. We identify target markets where we can enter or expand, taking into account numerous factors such as the locations of our current restaurants, demographics, traffic patterns and information gathered from various sources. We may not be able to open our planned new restaurants within budget or on a timely basis, if at all, given the uncertainty of these factors, which could adversely affect our business, financial condition and results of operations. As we operate more restaurants, our rate of expansion relative to the size of our restaurant base will eventually decline.

The number and timing of new restaurants opened during any given period may be negatively impacted by a number of factors including, without limitation:

•	The duration and severity of the COVID-19 pandemic and the restrictive measures adopted by governments to contain the pandemic;

•

identification and availability of locations with the appropriate size, traffic patterns, local retail and business attractions and infrastructure that will drive high levels of guest traffic and sales per unit;

•	competition in existing and new markets, including competition for restaurant sites;

•	the ability to negotiate suitable lease terms;

•	the lack of development and overall decrease in commercial real estate due to a macroeconomic downturn;

•	recruitment and training of qualified personnel in the local market;

•	our ability to obtain all required governmental permits, including zonal approvals, on a timely basis;

•	our ability to control construction and development costs of new restaurants;

•	landlord delays;

•	the proximity of potential sites to an existing restaurant, and the impact of cannibalization on future growth;

•	anticipated commercial, residential and infrastructure development near our new restaurants; and

•	the cost and availability of capital to fund construction costs and pre-opening costs.

Accordingly, we cannot assure you that we will be able to successfully expand as we may not correctly analyze the suitability of a location or anticipate all of the challenges imposed by expanding our operations. Our growth strategy, and the substantial investment associated with the development of each new restaurant, may cause our operating results to fluctuate and be unpredictable or adversely affect our business, financial condition or results of operations. If we are unable to expand in existing markets or penetrate new markets, our ability to increase our sales and profitability may be materially harmed or we may face losses.

In addition, our restaurant count potential based on our current whitespace analysis may change in the future, or we may conduct future analyses that yield results inconsistent with our earlier analysis.

Our expansion into new markets may present increased risks due in part to our unfamiliarity with the areas and also due to consumer unfamiliarity with our concept and may make our future results unpredictable.

As of September 30, 2021, we operate our restaurants in five states, California, Arizona, Nevada, Hawaii and Texas. Although we opened no new restaurants this year through September 30, 2021, we plan to increase the number of our restaurants in the next several years as part of our expansion strategy. We may in the future open restaurants in markets where we have little or no operating experience. This growth strategy and the substantial investment associated with the development of each new restaurant may cause our operating results to fluctuate and be unpredictable or adversely affect our business, financial condition or results of operations. Restaurants we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy or operating costs than restaurants we open in existing markets, thereby affecting our overall profitability. New markets may have competitive conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets and there may be little or no market awareness of our brand or concept in these new markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We also may find it more difficult in new markets to hire, motivate and keep qualified employees who share our vision, passion and business culture. If we do not successfully execute our plans to enter new markets, our business, financial condition or results of operations could be materially adversely affected.

The impact global and domestic economic conditions have on consumer discretionary spending could materially adversely affect our financial performance.

The COVID-19 pandemic has had a significant impact on global and domestic economies and will likely continue to negatively impact these economies for some time in the future. Dining out is a discretionary expenditure that historically has been influenced by domestic and global economic conditions. In addition to the COVID-19 pandemic, these conditions include, but may not be limited to: unemployment, general and industry-specific inflation, consumer confidence, consumer purchasing and saving habits, credit conditions, stock market performance, home values, population growth, household incomes and tax policy. Material changes to governmental policy related to domestic and international fiscal concerns, and/or changes in central bank policies with respect to monetary policy, also could affect consumer discretionary spending. Any factor affecting consumer discretionary spending may influence customer traffic in our restaurants and average check amount, thus potentially having a material impact on our financial performance.

Opening new restaurants in existing markets may negatively affect sales at our existing restaurants.

The consumer target area of our restaurants varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new restaurant in or near markets in which we already have restaurants could adversely affect the sales of these existing restaurants and thereby adversely affect our business, financial condition or results of operations. Existing restaurants could also make it more difficult to build our consumer base for a new restaurant in the same market. Our core business strategy does not entail opening new restaurants that we believe will materially affect sales at our existing restaurants, but we may selectively open new restaurants in and around areas of existing restaurants that are operating at or near capacity to effectively serve our guests. Sales cannibalization between our restaurants may become significant in the future as we continue to expand our operations and could affect our sales growth, which could, in turn, materially adversely affect our business, financial condition or results of operations.

New restaurants, once opened, may not be profitable, and the increases in average restaurant sales and comparable restaurant sales that we have experienced in the past may not be indicative of future results.

Our new restaurants have opened with strong volumes, which then typically decline after the initial sales surge that comes with interest in a new restaurant opening. New restaurants may not be profitable and their sales performance may not follow historical patterns. In addition, our average restaurant sales and comparable restaurant sales may not increase at the rates achieved over the past several years. Our business depends on the success of new restaurants as well as the success of existing restaurants. If sales at existing restaurant locations do not meet expectations and our new restaurants are not profitable, our business and results of operations may be harmed.

Our ability to operate new restaurants profitably and increase average restaurant sales and comparable restaurant sales will depend on many factors, some of which are beyond our control, including:

•	consumer awareness and understanding of our brand and our concept;

•	general economic conditions, which can affect restaurant traffic, local labor costs and prices we pay for the food products and other supplies we use;

•	changes in consumer preferences and discretionary spending;

•	competition, either from our competitors in the restaurant industry or our own restaurants;

•	temporary and permanent site characteristics of new restaurants; and

•	changes in government regulation.

If our new restaurants do not perform as planned, our business and future prospects could be harmed. In addition, if we are unable to achieve our expected average restaurant sales, our business, financial condition or results of operations could be adversely affected.

Our sales and profit growth could be adversely affected if comparable restaurant sales are less than we expect.

The level of comparable restaurant sales change, which represents the change in year-over-year sales for restaurants open for at least 18 full months, could affect our sales growth. Our ability to increase comparable restaurant sales depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target comparable restaurant sales change or that the change in comparable restaurant sales could be negative, which may cause a decrease in our profitability and would materially adversely affect our business, financial condition or results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparable Restaurant Sales Change.”

Our failure to manage our growth effectively could harm our business and operating results.

Our growth plan includes opening new restaurants. Our existing restaurant management systems, financial and management controls and information systems may be inadequate to support our planned expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain managers and team members. We may not respond quickly enough to the changing demands that our expansion will impose on our management, restaurant teams and existing infrastructure which could harm our business, financial condition or results of operations.

Our limited number of restaurants, the significant expense associated with opening new restaurants and the unit volumes of our new restaurants makes us susceptible to significant fluctuations in our results of operations.

As of September 30, 2021, we operated 28 restaurants. We opened four new restaurants in both 2018 and 2019, and, due to the COVID-19 pandemic, no new restaurants in 2020 and 2021. The capital resources required to develop each new restaurant are significant. On average, our restaurants opened since 2018 required a cash build-out cost of approximately $1.8 million per restaurant, including pre-opening expenses but net of landlord tenant improvement allowances and reflecting that we do not purchase the underlying real estate. Actual costs may vary significantly depending upon a variety of factors, including the site and size of the restaurant and conditions in the local real estate and labor markets. Our estimates for improvements, fixtures and furnishings may also be incorrect, which may cause us to incur certain impairment charges. The combination of our relatively small number of existing restaurants, the significant investment associated with each new restaurant, variance in the operating results in any one restaurant, or a delay or cancellation in the planned opening of a restaurant could materially affect our business, financial condition or results of operations.

Our restaurant base is geographically concentrated, and we could be negatively affected by conditions specific to our markets.

Approximately 71% of our restaurants are located in California, with 50% of our restaurants located in Southern California specifically. Adverse changes in demographic, unemployment, economic, regulatory or weather conditions in California have had, and may continue to have, material adverse effects on our business, financial condition or results of operations. As a result of our concentration in these markets, we have been, and in the future may be, disproportionately affected by adverse conditions in these markets compared to other chain restaurants with a national footprint.

Acts of violence at or threatened against our restaurants or the centers in which they are located, including civil unrest, customer intimidation, active shooter situations and terrorism, could unfavorably impact our restaurant sales, which could materially adversely affect our financial performance.

Any act of violence at or threatened against our restaurants or the centers in which they are located, including civil unrest, customer intimidation, active shooter situations and terrorist activities, may result in damage and restricted access to our restaurants and/or restaurant closures in the short-term and, in the long-term, may cause our customers and staff to avoid our restaurants. Any such situation could adversely impact customer traffic and make it more difficult to fully staff our restaurants, which could materially adversely affect our financial performance.

A decline in visitors to any of the retail centers, shopping malls, lifestyle centers, or entertainment centers where our restaurants are located could negatively affect our restaurant sales.

Our restaurants are primarily located in high-activity commercial centers. We depend on high visitor rates at these centers to attract guests to our restaurants. Factors that may result in declining visitor rates include public health pandemics such as the COVID-19 outbreak, economic or political conditions, anchor tenants closing in retail centers in which we operate, changes in consumer preferences or shopping patterns, changes in discretionary consumer spending, increasing petroleum prices, or other factors, which may adversely affect our business, financial condition or results of operations.

Our plans to open new restaurants, and the ongoing need for capital expenditures at our existing restaurants, require us to spend capital.

Our growth strategy depends on opening new restaurants, which will require us to use cash flows from operations. We cannot assure you that cash flows from operations will be sufficient to allow us to implement our growth strategy. If these funds are not allocated efficiently among our various projects, or if any of these initiatives prove to be unsuccessful, we may experience reduced profitability and we could be required to delay, significantly curtail or eliminate planned restaurant openings, which could have a material adverse effect on our business, financial condition and results of operations. In addition, our business will continue to require capital expenditures for the maintenance, renovation, and improvement of existing restaurants to remain competitive and maintain the value of our brand. This creates an ongoing need for cash, and, to the extent we cannot fund capital expenditures from cash flows from operations, funds will need to be borrowed or otherwise obtained. If the costs of funding new restaurants or renovations or enhancements to existing restaurants exceed budgeted amounts, and/

or the time for building or renovation is longer than anticipated, our profits and liquidity could be reduced. If we cannot access the capital we need, we may not be able to execute our growth strategy, take advantage of future opportunities or respond to competitive pressures.

Risks Related to Our Relationships with Key Suppliers

We rely significantly on certain vendors and suppliers, which could adversely affect our business, financial condition or results of operations.

Our ability to maintain consistent price and quality throughout our restaurants depends in part upon our ability to acquire specified food products and supplies in sufficient quantities from third-party vendors and suppliers at a reasonable cost. In addition, we are dependent upon a few suppliers for certain specialized equipment utilized in our restaurants, such as the embedded grills in our tables. For this specialized equipment, we rely on Fast Fabrications, LLC, or Fast Fabrications, as one of our primary suppliers. Pacific Global Distribution, Inc., or Pacific Global, and Wise Universal Inc., or Wise Universal, provided us with food products and supplies equaling approximately 27% and 38% of our total food and beverage costs in 2020 and 2019, respectively. Each of Fast Fabrications, Pacific Global and Wise Universal are controlled by parties affiliated with the Company. See “Certain Relationships and Related Party Transactions” for additional information on our relationship with these suppliers. We do not currently control the businesses of our vendors and suppliers and our efforts to specify and monitor the standards under which they perform may not be successful. Furthermore, certain food items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our restaurants. If any of our vendors or other suppliers are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect our business, financial condition or results of operations.

In addition, we use various third-party vendors to provide, support and maintain most of our management information systems. We also outsource certain accounting, payroll and human resource functions to business process service providers. The failure of such vendors to fulfill their obligations could disrupt our operations. Additionally, any changes we may make to the services we obtain from our vendors, or new vendors we employ, may disrupt our operations. These disruptions could materially adversely affect our business, financial condition or results of operations.

Changes in food and supply costs could adversely affect our business, financial condition or results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Shortages or interruptions in the availability of certain supplies caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. Any increase in the prices of the food products most critical to our menu, such as beef, pork, poultry, and seafood, could adversely affect our business, financial condition or results from operations. Although we try to manage the impact that these fluctuations have on our operating results, we remain susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, generalized infectious diseases, product recalls and government regulations.

If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition, results of operations or cash flows could be adversely affected. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our restaurants, which could cause a restaurant to remove items from its menu. If that were to happen, affected restaurants could experience significant reductions in sales during the shortage or thereafter, if guests change their dining habits as a result. In addition, because we provide moderately priced food, we may choose not to, or may be unable to, pass along commodity price increases to consumers. These potential changes in food and supply costs could materially adversely affect our business, financial condition or results of operations.

Failure to receive frequent deliveries of fresh food ingredients and other supplies could harm our business, financial condition or results of operations.

Our ability to maintain our menu depends in part on our ability to acquire ingredients that meet our specifications from reliable suppliers. Shortages or interruptions in the supply of ingredients caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our business, financial condition or results of operations. If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition or results of operations could be adversely affected. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our restaurants, which could cause a restaurant to remove items from its menu. If that were to happen, affected restaurants could experience significant reductions in sales during the shortage or thereafter, if guests change their dining habits as a result. This reduction in sales could materially adversely affect our business, financial condition or results of operations.

In addition, our approach to competing in the restaurant industry depends in large part on our continued ability to provide authentic and traditional Korean cuisine that is free from artificial ingredients. As we increase our use of these ingredients, the ability of our suppliers to expand output or otherwise increase their supplies to meet our needs may be constrained. We could face difficulties to obtain a sufficient and consistent supply of these ingredients on a cost-effective basis.

Other Commercial, Operational, Financial and Regulatory Risks

We face intense competition, and if we are unable to continue to compete effectively in the restaurant industry in general and, in particular, within the dining segments of the restaurant industry in which we compete, our business, financial condition and results of operations would be adversely affected.

The restaurant and retail industries are intensely competitive, and we face many well-established competitors. We compete within each market with national and regional restaurant and retail chains and locally owned restaurants and retailers. We face significant competition from a variety of casual dining restaurants offering both Asian and non-Asian cuisine, as well as takeout offerings from grocery stores and other outlets where Asian food is sold. These segments are highly competitive with respect to, among other things, product quality, dining experience, ambience, location, convenience, value perception, and price. Our competition continues to intensify as competitors increase the breadth and depth of their product offerings and open new locations. These competitors may have, among other things, chefs who are widely known to the public that may generate more notoriety for those competitors as compared to our brand. We also compete with many restaurant and retail establishments for site locations and restaurant-level employees.

Several of our competitors offering Asian and related choices may look to compete with us on price, quality and service. Any of these competitive factors may materially adversely affect our business, financial condition or results of operations.

We face competition as a result of the convergence of grocery, deli, retail and restaurant services, particularly in the supermarket industry. We also face competition from various off-premise meal replacement offerings including, but not limited to, home meal kits delivery, third party meal delivery and catering and the rapid growth of these channels by our competitors. Moreover, our competitors can harm our business even if they are not successful in their own operations by taking away customers or employees through aggressive and costly advertising, promotions or hiring practices. We anticipate that intense competition will continue with respect to all of the factors described above.

We also compete with other restaurant chains and other retail businesses for quality site locations, management and hourly employees, and other aspects of our operations that could affect both the availability and cost of these important resources. If we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.

Changes in economic conditions could materially affect our ability to maintain or increase sales at our restaurants or open new restaurants.

The restaurant industry depends on consumer discretionary spending. The United States in general or the specific markets in which we operate may suffer from depressed economic activity, recessionary economic cycles, higher fuel or energy costs, low consumer confidence, high levels of unemployment, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit or other economic factors that may affect consumer discretionary spending. Sales in our restaurants could decline if consumers choose to dine out less frequently or reduce the amount they spend on meals while dining out. Negative economic conditions might cause consumers to make long-term changes to their discretionary spending behavior, including dining out less frequently on a permanent basis. If restaurant sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales. Reductions in staff levels, asset impairment charges and potential restaurant closures could result from prolonged negative restaurant sales, which could materially adversely affect our business, financial condition or results of operations.

Food safety and foodborne illness concerns as well as outbreaks of flu, viruses or other diseases could have an adverse effect on our business, financial condition or results of operations.

We cannot guarantee that our internal controls and training will be fully effective in preventing all food safety issues at our restaurants, including any occurrences of foodborne illnesses such as salmonella, E. coli and hepatitis A. In addition, there is no guarantee that our restaurant locations will maintain the high levels of internal controls and training we require at our restaurants. Furthermore, we rely on third-party vendors, making it difficult to monitor food safety compliance and increasing the risk that foodborne illness would affect multiple locations rather than a single restaurant. Some foodborne illness incidents could be caused by third-party vendors and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of foodborne illness in any of our restaurants or markets or related to food products we sell could negatively affect our restaurant sales nationwide if highly publicized on national media outlets or through social media. This risk exists even if it were later determined that the illness was wrongly attributed to us or one of our restaurants. A number of other restaurant chains have experienced incidents related to foodborne illnesses that have had a material adverse effect on their operations. The occurrence of a similar incident at one or more of our restaurants, or negative publicity or public speculation about an incident, could materially adversely affect our business, financial condition or results of operations.

Additionally, consumer preferences could be affected by health concerns about the consumption of meat, specifically beef, a key ingredient used in our restaurants. For example, if a pathogen, such as “mad cow disease,” or other bacteria or parasite infects the food supply (or is believed to have infected the food supply), regardless of whether our supply chain is affected, guests may actively avoid consuming certain ingredients. Negative publicity surrounding such an infection in the food supply, whether related to one of our restaurants or to a competitor in our industry, may have an adverse impact on demand for our food.

If a virus is transmitted by human contact or respiratory transmission, our employees or guests could become infected, or could choose, or be advised, to avoid gathering in public places, any of which could adversely affect our restaurant guest traffic and our ability to adequately staff our restaurants, receive deliveries on a timely basis or perform functions at the corporate level. Additionally, jurisdictions in which we have restaurants may impose mandatory closures, seek voluntary closures or impose restrictions on operations. Even if such measures are not implemented and a virus or other disease does not spread significantly, the perceived risk of infection or significant health risk may cause guests to choose other alternatives to dining out in our restaurants which may adversely affect our business.

New information or attitudes regarding diet and health could result in changes in regulations and consumer consumption habits that could adversely affect our business, financial condition or results of operations.

Changes in attitudes regarding diet and health or new information regarding the adverse health effects of consuming certain foods could result in changes in government regulation and consumer eating habits that may impact our business, financial condition or results of operations. These changes have resulted in, and may continue to result in, laws and regulations requiring us to disclose the nutritional content of our food offerings and laws and regulations affecting permissible ingredients and menu offerings. For example, a number of jurisdictions have enacted menu labeling laws requiring multi-unit restaurant operators to disclose to consumers certain nutritional information, or have enacted legislation restricting the use of certain types of ingredients in restaurants. These requirements may be different or inconsistent with requirements we are subject to under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, which establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus. Specifically, the ACA requires chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The ACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information upon request. Unfavorable publicity about, or guests’ reactions to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings, thereby adversely affecting our business, financial condition or results of operations.

Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. Additionally, if consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items, and may experience higher costs associated with the implementation of those changes. These changes could also adversely affect the attractiveness of our restaurants to new or returning guests. We cannot predict the impact of any new nutrition labeling requirements. The risks and costs associated with nutritional disclosures on our menus could impact our operations, particularly given differences among applicable legal requirements and practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of nutritional information obtained from third-party suppliers.

We may not be able to effectively respond to changes in consumer health perceptions, successfully implement the nutrient content disclosure requirements or adapt our menu offerings to trends in eating habits. The imposition of menu labeling laws and an inability to keep up with consumer eating habits could materially adversely affect our business, financial condition or results of operations, as well as our position within the restaurant industry in general.

We rely significantly on the operation of our equipment, and any mechanical failure could prevent us from effectively operating our restaurants.

The operation of our restaurants relies on technology and equipment such as the grills and ventilation systems located at each table. Our ability to safely, efficiently and effectively manage our restaurants depends significantly on the reliability and capacity of these systems. Mechanical failures and our inability to service such equipment in a timely manner could result in delays in customer service and reduce efficiency of our restaurant operations, including a loss of sales. Remediation of such problems could result in significant, unplanned capital investments and any equipment failure may have an adverse effect on our business, financial condition or results of operations due to our reliance on such equipment.

Additionally, customers use our equipment to cook and prepare portions of their meals. Customers may not correctly cook the food they are preparing and/or may improperly use our cooking equipment which could lead to illness, injury or damage to customers’ personal property. Any such result could expose us to litigation and negative publicity. Consumer demand for our restaurant could be impacted by an incident of bodily injury or damage to property. If consumer confidence in our restaurants or brand is diminished due to any such incident, we may experience lower sales and adverse effects to our business, financial condition or results of operations.

The loss of any registered trademark or other intellectual property or our failure to maximize or successfully assert our intellectual property rights could enable other companies to compete more effectively with us.

We utilize intellectual property in our business. Our trademarks and service marks are valuable assets that reinforce our brand and consumers’ favorable perception of our restaurants. We have invested a significant amount of money in establishing and promoting our trademarked brands. Our continued success depends, to a significant degree, upon our ability to maximize, protect and preserve our intellectual property.

We rely on confidentiality agreements and trademark law to protect our intellectual property rights. Our confidentiality agreements with our team members and certain of our consultants, contract employees, suppliers and independent contractors, generally require that all information made known to them be kept strictly confidential. As a result, we may not be able to prevent others from independently developing and using similar branding.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. In addition, our trademark rights and related registrations may be challenged in the future and could be canceled or narrowed. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of our brand and products. Moreover, intellectual property disputes and proceedings and infringement claims may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences may have an adverse effect on our business, financial condition and results of operations.

Our marketing programs may not be successful, and our advertising campaigns and restaurant designs and remodels may not generate increased sales or profits.

We incur costs and expend other resources in our marketing efforts, advertising campaigns and restaurant designs and remodels to raise brand awareness and attract and retain guests. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher sales. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising and other initiatives than we are able to. Should our competitors increase spending on marketing and advertising and other initiatives or our marketing funds decrease for any reason, or should our advertising, promotions, new menu items and restaurant designs and remodels be less effective than those of our competitors, there could be a material adverse effect on our business, financial condition or results of operations.

Our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media could materially adversely impact our business, financial condition or results of operations.

Our marketing efforts rely heavily on the use of social media. In recent years, there has been a marked increase in the use of social media platforms, including weblogs (blogs), mini-blogs, chat platforms, social media websites, and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons. Many of our competitors are expanding their use of social media, and new social media platforms are rapidly being developed, potentially making more traditional social media platforms obsolete. As a result, we need to continuously innovate and develop our social media strategies in order to maintain broad appeal with guests and brand relevance. We also continue to invest in other digital marketing initiatives that allow us to reach our guests across multiple digital channels and build their awareness of, engagement with, and loyalty to our brand. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher sales or increased brand recognition.

Negative publicity relating to one of our restaurants could reduce sales at some or all of our other restaurants.

Our success is dependent in part upon our ability to maintain and enhance the value of our brand and consumers’ connection to our brand. We may, from time to time, be faced with negative publicity relating to food quality, restaurant facilities, guest complaints or litigation alleging illness or injury, health inspection scores, integrity of our or our suppliers’ food processing, employee relationships or other matters, regardless of whether the allegations are valid or whether we are held to be responsible. The negative impact of adverse publicity relating to one restaurant may extend far beyond the restaurant involved to affect some or all of our other restaurants, thereby causing an adverse effect on our business, financial condition or results of operations. A similar risk exists with respect to unrelated food service businesses, if consumers associate those businesses with our own operations.

The considerable expansion in the use of social media over recent years can further amplify any negative publicity that could be generated by such incidents. Many social media platforms immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. Information posted on such platforms may be adverse to our interests and/or may be inaccurate. The dissemination of inaccurate or irresponsible information online could harm our business, reputation, prospects, financial condition, or results of operations, regardless of the information’s accuracy. The damage may be immediate without affording us an opportunity for redress or correction.

Additionally, employee claims against us based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. A significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect our business, financial condition or results of operations. Consumer demand for our restaurants and our brand’s value could diminish significantly if any such incidents or other matters create negative publicity or otherwise erode consumer confidence in us or our restaurants, which would likely result in lower sales and could materially adversely affect our business, financial condition or results of operations.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.

We do not own any real property, and lease all of our restaurant locations. Payments under our operating leases account for a significant portion of our expenses and we expect the new restaurants we open in the future will similarly be leased. The majority of our leases have lease terms of five to ten years, exclusive of customary extensions which are at our option. Most of our leases require a fixed annual rent which generally increases each year, and some require the payment of additional rent if restaurant sales exceed a negotiated amount. Generally, our leases are “net” leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities.

We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to pay increased occupancy costs or to close restaurants in desirable locations. If we fail to negotiate renewals, we may have to dispose of assets at such restaurant locations and incur closure costs as well as impairment of property and equipment. Furthermore, if we fail to negotiate renewals, we may incur additional costs associated with moving transferable furniture, fixtures and equipment. These potential increased occupancy and moving costs, as well as closures of restaurants, could materially adversely affect our business, financial condition or results of operations.

Macroeconomic conditions, including economic downturns, may cause landlords of our leases to be unable to obtain financing or remain in good standing under their existing financing arrangements, resulting in failures to pay required tenant improvement allowances or satisfy other lease covenants to us. In addition, tenants at shopping centers in which we are located or have executed leases, or to which our locations are near, may fail to open or may cease operations. Decreases in total tenant occupancy in shopping centers in which we are located, or to which our locations are near, may affect traffic at our restaurants. All of these factors could have a material adverse impact on our business, financial condition or results of operations.

We may need capital in the future, and we may not be able to raise that capital on favorable terms.

Developing our business will require significant capital in the future. To meet our capital needs, we expect to rely on our cash flows from operations, future offerings and other third-party financing. Third-party financing in the future may not, however, be available on terms favorable to us, or at all. Our ability to obtain additional funding will be subject to various factors, including market conditions, our operating performance, lender sentiment and our ability to incur additional debt in compliance with other contractual restrictions under term loans or other debt documents we may enter into. These factors may make the timing, amount, or terms and conditions of additional financings unattractive. Additionally, any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Our inability to raise capital could impede our growth and could materially adversely affect our business, financial condition or results of operations.

We may not be entitled to forgiveness of our paycheck protection program loan and our applications for such loans, and our use of other government-funded assistance programs, including the Restaurant Revitalization Fund, could in the future be determined to have been impermissible or could result in damage to our reputation.

Between April and June 2020, we received proceeds of $9.5 million from loans, or the 2020 PPP Loans, under the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, a portion of which was forgiven between May and August 2021, which we used to retain current employees, maintain payroll and make lease and utility payments. During 2021, we entered into several additional PPP Loan agreements, providing for an aggregate total loan amount of $13.5 million, or the 2021 PPP Loans and together with the 2020 PPP Loans, the PPP Loans. In addition, the Company has received approximately $16.7 million, or the RRF Grant, from the Restaurant Revitalization Fund, or RRF, under The American Rescue Plan Act of 2021.

The 2020 PPP Loans mature between April and June, 2022 and bear annual interest at a rate of 1.00%, and the 2021 PPP Loans mature between February and March, 2026 and bear annual interest at a rate of 1.00%. Commencing on the date that is the latter of (i) the date that is the 10th month after the end of the Company’s

PPP Loans covered period (as described below) and (ii) assuming the Company has applied for PPP Loan forgiveness within the period described in clause (i), the date on which the Small Business Administration, or the SBA, remits the loan forgiveness amount on the Company’s PPP Loans to the PPP lender (or notifies such lender that no loan forgiveness is allowed), we are required to pay the lender equal monthly payments of principal and interest as required to fully amortize by June 2022 for the remaining principal amount and interest outstanding on the 2020 PPP Loans and by March 2026 for the 2021 PPP Loans, any principal amount and interest outstanding on the PPP Loans as of June 2022 for the 2020 PPP Loans or as of March 2026 for the 2021 PPP Loans. The remaining portion of the PPP Loans that has not already been forgiven may be forgiven by the SBA upon our application and upon documentation of expenditures in accordance with the SBA requirements. Under the CARES Act, loan forgiveness is available for the sum of documented payroll costs, covered rent payments, covered mortgage interest and covered utilities during the twenty-four-week period or, if elected by the Company, the eight-week period beginning on the date the loan is advanced. Not more than 40% of the forgiven amount may be for non-payroll costs. We will be required to repay any portion of the outstanding principal that is not forgiven, along with accrued interest, in accordance with the amortization schedule described above. We have applied for forgiveness of the 2021 PPP Loans. However, there can be no assurances that we will be eligible for loan forgiveness, that we will ultimately apply for forgiveness, or that any amount of the 2021 PPP Loans will ultimately be forgiven by the SBA.

In order to apply for the PPP Loans, we were required to certify, among other things, that the current economic uncertainty made the PPP Loans request necessary to support our ongoing operations. We made this certification in good faith after analyzing, among other things, our financial situation and access to alternative forms of capital and believe that we satisfied all eligibility criteria for the PPP Loans, and that our receipt of the PPP Loan is consistent with the broad objectives of the Paycheck Protection Program of the CARES Act. The certification described above does not contain any objective criteria and is subject to interpretation. On April 23, 2020, the SBA issued guidance stating that it is unlikely that a public company with substantial market value and access to capital markets will be able to make the required certification in good faith. The lack of clarity regarding loan eligibility under the Paycheck Protection Program has resulted in significant media coverage and controversy with respect to public companies applying for and receiving loans. If, despite our good-faith belief that given our Company’s circumstances we satisfied all eligible requirements for the PPP Loans, we are later determined to have violated any of the laws or governmental regulations that apply to us in connection with the PPP Loans, such as the False Claims Act, or it is otherwise determined that we were ineligible to receive the PPP Loans, we may be subject to penalties, including significant civil, criminal and administrative penalties and could be required to repay the PPP Loans in their entirety. Additionally, the funds provided by the RRF Grant must be used for specific purposes, and we are required to provide use of funds validations on an annual basis through March 2023 regarding our use of the funds. If the SBA determines we used our RRF Grant funds on ineligible expenses, or if we fail to provide such use of funds validations, we may be required to return certain funds. In addition, receipt of a PPP Loan and/or the RRF Grant may result in adverse publicity and damage to reputation, and a review or audit by the SBA or other government entity or claims under the False Claims Act could consume significant financial and management resources. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

If we face labor shortages, increased labor costs or unionization activities, our growth, business, financial condition and operating results could be adversely affected.

Labor is a primary component in the cost of operating our restaurants. If we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates, increases in federal, state or local minimum wage rates or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. In addition, our success depends in part upon our ability to attract, motivate and retain a sufficient number of well-qualified restaurant operators and management personnel, as well as a sufficient number of other qualified employees, to keep pace with our expansion schedule. Qualified individuals needed to fill these positions are in short supply in some geographic areas. In addition, restaurants have traditionally experienced relatively high employee turnover rates. Personal or public health concerns related to COVID-19 might make some existing employees or potential candidates reluctant to work in enclosed restaurant environments. Our failure to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to continue to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected, thereby adversely affecting our business, financial condition or results of operations. Competition for these employees could require us to pay higher wages, which could result in higher labor costs. In addition, increases in the minimum wage would increase our labor costs. Additionally, costs associated with workers’ compensation are rising, and these costs may continue to rise in the future. We may be unable to increase our menu prices in order to pass these increased labor costs on to consumers, in which case our margins would be negatively affected, which could materially adversely affect our business, financial condition or results of operations.

Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition or results of operations.

Our business could be adversely affected by a failure to obtain visas or work permits or to properly verify the employment eligibility of our employees.

Some of our employees’ ability to work in the United States depends on obtaining and maintaining necessary visas and work permits. On certain occasions we have been, and in the future we may be, unable to obtain visas or work permits to bring necessary employees to the United States for any number of reasons including, among others, limits set by the U.S. Department of Homeland Security or the U.S. Department of State.

Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. We currently participate in the “E-Verify” program, an Internet-based, free program run by the U.S. government to verify employment eligibility, in states in which participation is required, and we plan to introduce its use across all our restaurants. However, use of the “E-Verify” program does not guarantee that we will properly identify all applicants who are ineligible for employment. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized, we could experience adverse publicity that may negatively impact our brand and may make it more difficult to hire and keep qualified employees. Termination of a significant number of employees who are unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration compliance laws. These factors could materially adversely affect our business, financial condition or results of operations.

Labor disputes may disrupt our operations and affect our profitability, thereby causing a material adverse effect on our business, financial condition or results of operations.

As an employer, we are presently, and may in the future be, subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour, labor standards or healthcare and benefit issues. Any future actions if brought against us and successful in whole or in part, may affect our ability to compete or could materially adversely affect our business, financial condition or results of operations.

The minimum wage, particularly in California, continues to increase and is subject to factors outside of our control.

We have a substantial number of hourly employees who are paid wage rates based on the applicable federal or state minimum wage. Since January 1, 2021, the State of California has a minimum wage of $14.00 per hour. Moreover, municipalities may set minimum wages above the applicable state standards. The federal minimum wage has been $7.25 per hour since July 24, 2009. Any federally-mandated, state-mandated or municipality-mandated minimum wages may be raised in the future which could have a materially adverse effect on our business, financial condition or results of operations. If menu prices are increased by us to cover increased labor costs, the higher prices could adversely affect sales and thereby reduce our margins and adversely affect our business, financial condition or results of operations.

Changes in employment laws may adversely affect our business, financial condition, results of operations or cash flow.

Various federal and state labor laws govern the relationship with our employees and affect operating costs. These laws include employee classification as exempt/non-exempt for overtime and other purposes, minimum wage requirements, tips and gratuity payments, unemployment tax rates, workers’ compensation rates, immigration status and other wage and benefit requirements. Significant additional government-imposed increases in the following areas could materially affect our business, financial condition, operating results or cash flow:

•	minimum wages;

•	tips and gratuities;

•	mandatory health benefits;

•	vacation accruals;

•	paid leaves of absence, including paid sick leave; and

•	tax reporting.

Failure to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations could lead to the loss of our liquor and food service licenses and, thereby, harm our business, financial condition or results of operations.

The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain licenses, permits and approvals relating to such regulations could adversely affect our business, financial condition or results of operations. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would adversely affect our business, financial condition or results of operations.

Alcoholic beverage control regulations generally require our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain liquor licenses could adversely affect our business, financial condition or results of operations.

Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our business, financial condition or results of operations.

We are subject to various federal, state and local regulations. Our restaurants are subject to state and local licensing and regulation by health, alcoholic beverage, sanitation, food and occupational safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses, approvals or permits for our restaurants, which could delay planned restaurant openings or affect the operations at our existing restaurants. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations. An array of new government regulations in response to COVID-19 have restricted our ability to operate our restaurants in their full capacities and could continue to adversely affect our sales and profits.

We are subject to the U.S. Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas, including our restaurants. We may in the future have to modify restaurants, for example, by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material.

Our operations are also subject to the U.S. Occupational Safety and Health Act, which governs worker health and safety, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages and overtime, and a variety of similar federal, state and local laws that govern these and other employment law matters. In addition, federal, state and local proposals related to paid sick leave or similar matters could, if implemented, materially adversely affect our business, financial condition or results of operations.

Compliance with environmental laws may negatively affect our business.

We are subject to federal, state and local laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from our restaurants. Environmental conditions relating to releases of hazardous substances at prior, existing or future restaurant sites could materially adversely affect our business, financial condition or results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect our business, financial condition or results of operations.

Failure to comply with antibribery or anticorruption laws could adversely affect our reputation, business, financial condition or results of operations.

The U.S. Foreign Corrupt Practices Act and other similar applicable laws prohibiting bribery of government officials and other corrupt practices are the subject of increasing emphasis and enforcement around the world. Although we have implemented policies and procedures designed to promote compliance with these laws, there can be no assurance that our employees, contractors, agents, or other third parties will not take actions in violation of our policies or applicable law. Any such violations or suspected violations could subject us to civil or criminal penalties, including substantial fines and significant investigation costs, and could also materially damage our reputation, brands, expansion efforts and growth prospects, business, financial condition and results of operations. Publicity relating to any noncompliance or alleged noncompliance could also harm our reputation and adversely affect our business, financial condition or results of operations.

We could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material monetary damages and other remedies.

Our guests may file complaints or lawsuits against us alleging we caused an illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, equal opportunity, discrimination and similar matters, and we are presently subject to class action and other lawsuits with regard to certain of these matters and could become subject to additional class action or other lawsuits related to these or different matters in the future.

In recent years, restaurant companies, including us, have been subject to lawsuits alleging violations of federal and state laws regarding workplace and employment conditions, discrimination and similar matters, and some restaurants have been subject to class action lawsuits in respect of such matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been brought alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal deductions, overtime eligibility of managers and failure to pay for all hours worked. We have been named in lawsuits like this, and there can be no assurance that we will not be named in any such lawsuits in the future or that we would not be required to pay substantial expenses and/or damages.

Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment in excess of our insurance coverage for any claims could materially and adversely affect our business, financial condition or results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation or prospects, which in turn could materially adversely affect our business, financial condition or results of operations.

We are subject to state and local “dram shop” statutes, which may subject us to uninsured liabilities. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Because a plaintiff may seek punitive damages, which may not be fully covered by insurance, this type of action could have an adverse impact on our business, financial condition or results of operations. A judgment in such an action significantly in excess of, or not covered by, our insurance coverage could adversely affect our business, financial condition or results of operations. Further, adverse publicity resulting from any such allegations may adversely affect our business, financial condition or results of operations.

Our current insurance may not provide adequate levels of coverage against claims.

There are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business, financial condition or results of operations. In addition, our current insurance policies may not be adequate to protect us from liabilities that we incur in our business in areas such as workers’ compensation, general liability, auto and property. In the future, our insurance premiums may increase, and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any substantial inadequacy of, or inability to obtain, insurance coverage could materially adversely affect our business, financial condition and results of operations. Failure to maintain adequate directors’ and officers’ insurance would likely adversely affect our ability to attract and retain qualified officers and directors.

Changes to accounting rules or regulations may adversely affect our business, financial condition or results of operations.

Changes to existing accounting rules or regulations may impact our business, financial condition or results of operations. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For instance, accounting regulatory authorities have recently issued new accounting rules which require lessees to capitalize operating leases in their financial statements. Beginning January 1, 2022, such change will require us to record significant operating lease obligations on our balance sheet and make other changes to our financial statements. This and other future changes to accounting rules or regulations could materially adversely affect our financial condition or results of operations.

Risks Relating to Tax Matters

GEN Inc. will depend on distributions from GEN LLC to pay any taxes and other expenses, including payments under the Tax Receivable Agreement.

GEN Inc. will be a holding company and, following this offering, its only business will be to act as the managing member of GEN LLC, and its only material assets will be Class A units representing approximately                % of the membership interests of GEN LLC (or                % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). GEN Inc. does not have any independent means of generating revenue. We anticipate that GEN LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to the members of GEN LLC. Accordingly, GEN Inc. will be required to pay income taxes on its allocable share of any net taxable income of GEN LLC. We intend to cause GEN LLC to make distributions to each of its members, including GEN Inc., in an amount intended to enable each member to pay applicable taxes on taxable income allocable to such member and to allow GEN Inc. to make payments under the Tax Receivable Agreement. In addition, GEN LLC will reimburse GEN Inc. for corporate and other overhead expenses. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, GEN Inc. shall receive the full amount of its tax distribution before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed to the other members pro rata. To the extent that GEN Inc. needs funds, and GEN LLC is restricted from making such distributions under applicable laws or regulations, or is otherwise unable to provide such funds, it could materially and adversely affect GEN Inc.’s ability to pay taxes and other expenses, including payments under the Tax Receivable Agreement, and affect our liquidity and financial condition.    In addition, although we do not currently expect to pay dividends, such restrictions could affect our ability to pay any dividends, if declared.

The Internal Revenue Service (IRS) might challenge the tax basis step-ups and other tax benefits we receive in connection with this offering and the related transactions and in connection with future acquisitions of GEN LLC units.

GEN Inc. will acquire GEN LLC units held directly by other members of GEN LLC in connection with this offering and may in the future acquire such units in exchange for shares of our Class A common stock or, at our election, cash. Those acquisitions and exchanges are expected to result in increases in the tax basis of the assets of GEN LLC reflecting the difference between the price GEN Inc. pays to acquire GEN LLC units and the tax basis of the assets of GEN LLC at the time of the acquisition. These increases in tax basis are expected to increase (for tax purposes) GEN Inc.’s depreciation and amortization and, together with other tax benefits, reduce the amount of tax that GEN Inc. would otherwise be required to pay, although it is possible that the IRS might challenge all or part of these tax basis increases or other tax benefits, and a court might sustain such a challenge. GEN Inc.’s ability to benefit from any tax basis increases or other tax benefits will depend upon a number of factors, as discussed below, including the timing and amount of our future income. We will not be reimbursed for any payments previously made under the Tax Receivable Agreement if the basis increases or other tax benefits described above are successfully challenged by the IRS or another taxing authority. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of our ultimate cash tax savings.

GEN Inc. will be required to pay over to continuing members of GEN LLC most of the tax benefits GEN Inc. receives from tax basis step-ups (and certain other tax benefits) attributable to its acquisition of units of GEN LLC in connection with this offering and in the future, and the amount of those payments are expected to be substantial.

GEN Inc. will enter into the Tax Receivable Agreement with continuing members of GEN LLC (not including GEN Inc.). The Tax Receivable Agreement will provide for payment by GEN Inc. to continuing members of GEN LLC (not including GEN Inc.) of     % of the amount of the net cash tax savings, if any, that GEN Inc. realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from GEN Inc.’s acquisition of a continuing member’s GEN LLC units in connection with this offering and in future exchanges and (ii) any payments GEN Inc. makes under the Tax Receivable Agreement (including tax benefits related to imputed interest). GEN Inc. will retain the benefit of the remaining     % of these net cash tax savings.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or have expired, unless we exercise our right to terminate a Tax Receivable Agreement (or it is terminated due to a change in control or our breach of a material obligation thereunder), in which case, GEN Inc. will be required to make the termination payment specified in that Tax Receivable Agreement. The payments under the Tax Receivable Agreement are not conditioned upon a recipient’s continued ownership in GEN LLC or GEN Inc. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. Based on certain assumptions, including no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets and the net operating losses (and similar items), we expect that future payments to the holders of rights under the Tax Receivable Agreement will equal $            million in the aggregate, based on an assumed price of our Class A common stock of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), although the actual future payments to the continuing members of GEN LLC will vary based on the factors discussed below, and estimating the amount and timing of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, as the calculation of amounts payable depends on a variety of factors and future events. We expect to receive distributions from GEN LLC in order to make any required payments under the Tax Receivable Agreement. However, we may need to incur debt to finance payments under the Tax Receivable Agreement to the extent such distributions or our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending on a number of factors, including the price of our Class A common stock at the time of the exchange; the timing of future exchanges; the extent to which exchanges are taxable; the amount and timing of the utilization of tax attributes; the amount, timing and character of GEN Inc.’s income; the U.S. federal, state and local tax rates then applicable; the amount of each exchanging unitholder’s tax basis in its units at the time of the relevant exchange; the depreciation and amortization periods that apply to the increases in tax basis; the timing and amount of any earlier payments that GEN Inc. may have made under the Tax Receivable Agreement and the portion of GEN Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. We expect that, as a result of the increases in the tax basis of the tangible and intangible assets of GEN LLC attributable to the acquired or exchanged GEN LLC interests, and certain other tax benefits, the payments that GEN Inc. will be required to make to the holders of rights under the Tax Receivable Agreement will be substantial. There may be a material negative effect on our financial condition and liquidity if, as described below, the payments under the Tax Receivable Agreement exceed the actual benefits GEN Inc. receives in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to GEN Inc. by GEN LLC are not sufficient to permit GEN Inc. to make payments under the Tax Receivable Agreement.

In certain circumstances, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual tax benefits, if any, that GEN Inc. actually realizes.

The Tax Receivable Agreement will provide that if (i) GEN Inc. exercises its right to early termination of the Tax Receivable Agreement in whole (that is, with respect to all benefits due to all beneficiaries under the Tax Receivable Agreement) or in part (that is, with respect to some benefits due to all beneficiaries under the Tax Receivable Agreement), (ii) GEN Inc. experiences certain changes in control, (iii) the Tax Receivable Agreement is rejected in certain bankruptcy proceedings, (iv) GEN Inc. fails (subject to certain exceptions) to make a payment under the Tax Receivable Agreement within                days after the due date or (v) GEN Inc. materially breaches its obligations under the Tax Receivable Agreement, GEN Inc. will be obligated to make an early termination payment to holders of rights under the Tax Receivable Agreement equal to the present value of all payments that would be required to be paid by GEN Inc. under the Tax Receivable Agreement. The amount of such payments will be determined on the basis of certain assumptions in the Tax Receivable Agreement. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates. The amount of the early termination payment is determined by discounting the present value of all payments that would be required to be paid by GEN Inc. under the Tax Receivable Agreement at a rate equal to the lesser of (a)     % and (b) the Secured Overnight Financing Rate, as reported by the Wall Street Journal (SOFR) plus                basis points.

Moreover, as a result of an elective early termination, a change in control or GEN Inc.’s material breach of its obligations under the Tax Receivable Agreement, GEN Inc. could be required to make payments under the Tax Receivable Agreement that exceed its actual cash savings under that Tax Receivable Agreement. Thus, GEN Inc.’s obligations under the Tax Receivable Agreement could have a substantial negative effect on its financial condition and liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. We cannot assure you that we will be able to finance any early termination payment. It is also possible that the actual benefits ultimately realized by us may be significantly less than were projected in the computation of the early termination payment. We will not be reimbursed if the actual benefits ultimately realized by us are less than were projected in the computation of the early termination payment.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine and the IRS or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain such a challenge. GEN Inc. will not be reimbursed for any payments previously made under either of the Tax Receivable Agreement if the basis increases described above are successfully challenged by the IRS or another taxing authority. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement that are significantly in excess of the benefit that GEN Inc. actually realizes in respect of the increases in tax basis (and utilization of certain other tax benefits) and GEN Inc. may not be able to recoup those payments, which could adversely affect GEN Inc.’s financial condition and liquidity.

In certain circumstances, GEN LLC will be required to make distributions to us and the existing members of GEN LLC, and the distributions that GEN LLC will be required to make may be substantial.

GEN LLC is expected to continue to be treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to members, including GEN Inc. Pursuant to the GEN LLC Operating Agreement, GEN LLC will make tax distributions to its members, including GEN Inc., which generally will be made pro rata based on the ownership of GEN LLC units, calculated using an assumed tax rate, to help each of the members to pay taxes on that member’s allocable share of GEN LLC’s net taxable income. Under applicable tax rules, GEN LLC is required to allocate net taxable income disproportionately to its members in certain circumstances, and GEN LLC may be required to make tax distributions that, in the aggregate, will likely exceed the aggregate amount of taxes payable by its members with respect to the allocation of GEN LLC income.

Funds used by GEN LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions GEN LLC will be required to make may be substantial, and may significantly exceed (as a percentage of GEN LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated with reference to an assumed tax rate, and because of the disproportionate allocation of net taxable income, these payments may significantly exceed the actual tax liability for many of the existing members of GEN LLC.

As a result of potential differences in the amount of net taxable income allocable to us and to the existing members of GEN LLC, as well as the use of an assumed tax rate in calculating GEN LLC’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. We may choose to manage these excess distributions through a number of different approaches, including through the payment of dividends to our Class A common stockholders or by applying them to other corporate purposes.

Pursuant to regulations issued under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, GEN Inc. may not be permitted to deduct its distributive share of compensation expense to the extent that the compensation was paid by GEN LLC to certain of GEN Inc.’s covered employees, potentially resulting in additional U.S. federal income tax liability for GEN Inc. and reducing cash available for distribution to GEN Inc.’s stockholders and/or for the payment of other expenses and obligations of GEN Inc.

Section 162(m) of the Code disallows the deduction by any publicly held corporation of applicable employee compensation paid with respect to any covered employee to the extent that such compensation for the taxable year exceeds $1,000,000. A “covered employee” means any employee of the taxpayer if the employee (a) is the principal executive officer, or PEO, or principal financial officer, or PFO, of the taxpayer at any time during the taxable year, or was an individual acting in such a capacity, (b) was among the three highest compensated executive officers for the taxable year (other than the PEO or PFO or an individual acting in such a capacity), or (c) was a covered employee of the taxpayer (or any predecessor) for any preceding taxable year beginning after December 31, 2016. Pursuant to final regulations released for publication in the Federal Register by the IRS and the United States Department of the Treasury on December 30, 2020 (the 162(m) Regulations), GEN Inc. will not be permitted to claim a deduction for the distributive share of compensation expense of GEN LLC allocated to it to the extent that such distributive share, plus the amount of any compensation paid directly by GEN Inc., exceeds $1,000,000 with respect to a covered employee, even if GEN LLC, rather than GEN Inc., pays the compensation. The 162(m) Regulations were effective upon publication of final regulations in the Federal Register but apply to any deduction for compensation that is otherwise allowable for a taxable year ending on or after December 20, 2019. However, the 162(m) Regulations do not apply to compensation paid pursuant to a written binding contract in effect on December 20, 2019 that is not materially modified after that date. Accordingly, to the extent that GEN Inc. is disallowed a deduction for its distributive share of compensation expense under Section 162(m) of the Code, it may result in additional U.S. federal income tax liability for GEN Inc. and/or reduce cash available for distribution to GEN Inc.’s stockholders or for the payment of other expenses and obligations of GEN Inc.

Future changes to tax laws or our effective tax rate could materially and adversely affect our company and reduce net returns to our stockholders.

Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in various jurisdictions. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the taxation of partnerships and other passthrough entities. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our stockholders, and increase the complexity, burden and cost of tax compliance.

Our businesses are subject to income taxation in the United States. Tax rates at the federal, state and local levels may be subject to significant change. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a number of complex factors including, but not limited to, projected levels of taxable income in each jurisdiction, tax audits conducted and settled by various tax authorities, and adjustments to income taxes upon finalization of income tax returns.

We may be required to pay additional taxes because of the U.S. federal partnership audit rules and potentially also state and local tax rules.

Under the U.S. federal partnership audit rules, subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any holder’s share thereof) are determined, and taxes, interest, and penalties attributable thereto, are assessed and collected, at the entity level. GEN LLC (or any of its applicable subsidiaries or other entities in which GEN LLC directly or indirectly invests that are treated as partnerships for U.S. federal income tax purposes) may be required to pay additional taxes, interest and penalties as a result of an audit adjustment, and GEN Inc., as a member of GEN LLC (or such other entities), could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Audit adjustments for state or local tax purposes could similarly result in GEN LLC (or any of its applicable subsidiaries or other entities in which GEN LLC directly or indirectly invests) being required to pay or indirectly bear the economic burden of state or local taxes and associated interest, and penalties.

Under certain circumstances, GEN LLC or an entity in which GEN LLC directly or indirectly invests and that is treated as a partnership for tax purposes may be eligible to make an election to cause members of GEN LLC (or such other entity) to take into account the amount of any understatement, including any interest and penalties, in accordance with such member’s share in GEN LLC in the year under audit. We will decide whether or not to cause GEN LLC to make this election; however, there are circumstances in which the election may not be available and, in the case of an entity in which GEN LLC directly or indirectly invests, such decision may be outside of our control. If GEN LLC or an entity in which GEN LLC directly or indirectly invests does not make this election, the then-current members of GEN LLC (including GEN Inc.) could economically bear the burden of the understatement.

If GEN LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, GEN Inc. and GEN LLC might be subject to potentially significant tax inefficiencies, and GEN Inc. would not be able to recover payments previously made by it under the Tax Receivable Agreement, even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that GEN LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is an entity that otherwise would be treated as a partnership for U.S. federal income tax purposes, the interests of which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of GEN LLC units pursuant to the GEN LLC Operating Agreement or other transfers of GEN LLC units could cause GEN LLC to be treated like a publicly traded partnership. From time to time the U.S. Congress has considered legislation to change the tax treatment of partnerships and there can be no assurance that any such legislation will not be enacted or if enacted will not be adverse to us.

If GEN LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for GEN Inc. and GEN LLC, including as a result of GEN Inc.’s inability to file a consolidated U.S. federal income tax return with GEN LLC. In addition, GEN Inc. may not be able to realize tax benefits covered under the Tax Receivable Agreement and would not be able to recover any payments previously made by it under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of GEN LLC’s assets) were subsequently determined to have been unavailable.

Risks Relating to this Offering and Ownership of Our Common Stock

No public market for our Class A common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Class A common stock. Although we have applied to list our Class A common stock on                , or the Exchange, under the symbol “                ,” an active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The initial public offering price was determined by negotiations among us and the underwriters and may not be indicative of the future prices of our Class A common stock.

The market price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The market price of our common stock is likely to be volatile. If you purchase shares of our Class A common stock in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. Following the completion of our initial public offering, the market price of our Class A common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control and may not be related to our operating performance, including:

•	announcements of new restaurants, commercial relationships, acquisitions or other events by us or our competitors;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of restaurant companies in general;

•	addition or loss of significant customers or other developments with respect to significant customers;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	actual or anticipated changes or fluctuations in our operating results;

•	whether our operating results meet the expectations of securities analysts or investors;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	litigation involving us, our industry, or both;

•	regulatory developments in the United States, foreign countries, or both applicable to our products;

•	general economic conditions and trends;

•	major catastrophic events;

•	lockup releases or sales of large blocks of our Class A common stock;

•	departures of key employees; or

•	an adverse impact on the company from any of the other risks cited in this prospectus.

In addition, if the stock market for restaurant companies, or the stock market generally, experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, operating results or financial condition. Stock prices of many restaurant companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. The trading price of our Class A common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The disparity in the voting rights among the classes of our common stock and inability of the holders of our Class A common stock to influence decisions submitted to a vote of our stockholders may have an adverse effect on the price of our Class A common stock.

Holders of our Class A common stock and Class B common stock will vote together as a single class on almost all matters submitted to a vote of our stockholders. Shares of our Class A common stock and Class B common stock entitle the respective holders to identical non-economic rights, except that each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally, while each share of our Class B common stock will entitle its holder to ten votes on all matters to be voted on by stockholders. See “Organizational Structure—Voting Rights of the Class A Common Stock and Class B Common Stock.” The difference in voting rights could adversely affect the value of our Class A common stock to the extent that investors view, or any potential future purchaser of our company views, the superior voting rights and implicit control of the Class B common stock to have value.

Sales of substantial blocks of our Class A common stock into the public market after this offering, including when “lock-up” or “market standoff” periods end, or the perception that such sales might occur, could cause the market price of our Class A common stock to decline.

Sales of substantial blocks of our Class A common stock into the public market after this offering, including when “lock-up” or “market standoff” periods end, or the perception that such sales might occur, could cause the market price of our Class A common stock to decline and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our Class A common stock as of                , 2021, upon completion of this offering, we will have                shares of Class A common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares and after giving effect to the automatic conversion of all of our preferred stock upon the closing of this offering into shares of common stock on a one-for-one basis). All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act.

Subject to exceptions described under the caption “Underwriting,” we, all of our directors and officers and substantially all of the other holders of our capital stock and securities convertible into, or exchangeable for, our capital stock have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of Class A common stock without the permission of the underwriters for a period of 180 days from the date of this prospectus. When the applicable lock-up period expires, we, our directors and officers and locked-up equityholders will be able to sell shares into the public market. The underwriters may, in their sole discretion, permit our directors and officers and locked-up equityholders to sell shares prior to the expiration of the restrictive provisions contained in the “lock-up” agreements with the underwriters.

Pursuant to the Registration Rights Agreement, and subject to the lock-up agreements described above, holders of our Class B common stock will have rights to require us to file registration statements covering the sale of shares of Class A common stock issuable upon exchange of the corresponding Class B units or to include such shares in registration statements that we may file for ourselves or other stockholders. See “Organizational Structure—Registration Rights Agreement.” We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We intend to file a registration statement on Form S-8 under the Securities Act to register the                shares of Class A common stock reserved for issuance under the 2021 Plan. The 2021 Plan will provide for automatic increases in the shares reserved for grant or issuance under the plan which could result in additional dilution to our stockholders. Once we register the shares under these plans, they can be freely sold in the public market upon issuance and vesting, subject to a 180-day lock-up period and other restrictions provided under the terms of the applicable plan and/or the award agreements entered into with participants.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

We expect the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our Class A common stock, after giving effect to the exchange of all outstanding Class B units for shares of our Class A common stock. Therefore, investors purchasing shares of Class A common stock in this offering will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. As a result, investors will:

•	incur immediate dilution of $ per share; and

•

contribute the total amount invested to date to fund GEN Inc., but will own only approximately     % of the shares of our Class A common stock outstanding, after giving effect to the exchange of all Class B units outstanding immediately after the Reorganization and this offering for shares of our Class A common stock. See “Dilution.”

Investors in this offering will experience further dilution upon the issuance of shares underlying awards made pursuant to any equity incentive plans, including the 2021 Plan. See “Organizational Structure—The GEN LLC Agreement—Classes of GEN LLC Units.”

We have broad discretion in the use of net proceeds that we receive in this offering and we may not use them effectively.

After giving effect to the use of proceeds described in “Use of Proceeds” and the Reorganization, we expect to have remaining net proceeds, which we currently intend to use for expenses incurred by us in connection with this offering and the Reorganization, and for working capital and other general corporate purposes, including new unit openings. Our management will have broad discretion in the application of the net proceeds. The failure by our management to apply these funds effectively could harm our business, operating results and financial condition.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We have no present intention to pay any cash dividends on our common stock in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our charter documents and the Delaware General Corporation Law, or the DGCL, could discourage takeover attempts and other corporate governance changes.

Our certificate of incorporation and bylaws in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include the following provisions that:

•	our board of directors will be classified into three classes of directors with staggered three-year terms;

•	directors are only able to be removed from office for cause and with the affirmative vote of at least % of the voting power of all shares of our common stock then outstanding;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	prohibit stockholder action by written consent, which requires stockholder actions to be taken at a meeting of our stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings;

•	provide the board of directors with sole authorization to establish the number of directors and fill director vacancies;

•	certain provisions of our amended and restated certificate may only be amended with the approval of at least % of the voting power of all shares of our common stock then outstanding;

•

the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws and that our stockholders may amend our bylaws only with the approval of at least     % of the voting power of all shares of our common stock then outstanding; and

•

special meetings of the stockholders may only be called by the stockholders upon the written request of one or more stockholders of record that own, or who are acting on behalf of persons who own, shares representing     % or more of the voting power of the then outstanding shares of capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting.

In addition, as a Delaware corporation, we are subject to Section 203 of the DGCL. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a period of time. In addition, debt instruments we may enter into in the future may include provisions entitling the lenders to demand immediate repayment of all borrowings upon the occurrence of certain change of control events relating to our company, which also could discourage, delay or prevent a business combination transaction.

Our amended and restated certificate of incorporation will include an exclusive forum clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any complaint asserting any internal corporate claims, including claims in the right of the Company that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery. In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. This forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act.

This choice of forum provision may limit a stockholder’s ability to bring a claim in other judicial forums for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees in jurisdictions other than Delaware, or federal courts, in the case of claims arising under the Securities Act. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. The exclusive forum clause may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. See the section entitled “Description of Capital Stock—Exclusive Forum Clause.”

General Risk Factors

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Exchange, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time- consuming or costly and increase demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal controls over financial reporting. Significant resources and management oversight will be required to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet this standard. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Our management team has limited experience managing a public company.

Most members of our management team have limited or no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. There are significant obligations we will now be subject to relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage our transition to being a public company. These new obligations and added scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results and financial condition.

We have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our financial statements and have other adverse consequences.

We have identified material weaknesses in our internal control over financial reporting that we are currently working to remediate, which relate to a lack of adequate and timely review of accounts and reconciliations by management resulting in material audit adjustments and significant post-closing adjustments, and an inadequate design of our information technology controls resulting from inappropriate access by members of our finance team. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis. These deficiencies could result in additional material misstatements to our financial statements that could not be prevented or detected on a timely basis.

Our management has concluded that these material weaknesses in our internal control over financial reporting are due to the fact that we are a private company with limited resources and do not have the necessary business processes and related internal controls formally designed and implemented coupled with the appropriate resources and personnel with the appropriate level of experience and technical expertise to oversee our business processes and controls.

Our management is in the process of developing a remediation plan. The material weaknesses will be considered remediated when we design and implement effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. Our management will monitor the effectiveness of its remediation plans and will make changes management determines to be appropriate. If not remediated, these material weaknesses could result in further material misstatements to our annual or interim financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future after the consummation of the offering if our Independent Registered Public Accounting Firm is unable to express an unqualified opinion as to the effectiveness of the Company’s internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of the Class A common stock could be adversely affected and we could become subject to litigation or investigations by the Exchange, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We are an “emerging growth company” and a “smaller reporting company” and as a result of the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and a “smaller reporting company,” as defined under the Exchange Act. As an emerging growth company and a smaller reporting company, we may follow reduced disclosure requirements and do not have to make all of the disclosures that public companies that are not emerging growth companies or smaller reporting companies do. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (c) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (d) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC, which means the market value of our voting and non-voting common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th (and we have been a public company for at least 12 months and have filed at least one annual report on Form 10-K). For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	presenting only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	exemption from the requirements to hold non-binding stockholder advisory votes on executive compensation or golden parachute arrangements;

•	extended transition periods for complying with new or revised accounting standards;

•	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and

•

exemption from complying with any requirement that may be adopted by the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards; and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We are also a “smaller reporting company,” as defined in the Exchange Act, and we will remain a smaller reporting company until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is more than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter. Similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosure and have certain other reduced disclosure obligations, including, among other things, being required to provide only two years of audited financial statements and not being required to provide selected financial data, supplemental financial information or risk factors.

We may choose to take advantage of some, but not all, of the available exemptions for emerging growth companies and smaller reporting companies. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our shares price may be more volatile.

If we fail to maintain or implement effective internal controls, we may not be able to report financial results accurately or on a timely basis, or to detect fraud, which could have a material adverse effect on our business and the per share price of our Class A common stock.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We are also continuing to improve our internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Exchange.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes- Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company,” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results, and cause a decline in the market price of our Class A common stock.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock will partially depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of our business prospects, our share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. For example, several of the reports rely on or employ projections of consumer adoption and incorporate data from secondary sources such as company websites as well as industry, trade and government publications. While our estimates of market size and expected growth of our market were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurate. Even if the market in which we compete meets the size estimates and growth forecast in this prospectus, our business could fail to grow at the rate we anticipate, if at all.

Failure to retain our senior management may adversely affect our operations.

Our success is substantially dependent on the continued service of certain members of our senior management. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand, culture and the reputation we enjoy with suppliers, customers and consumers. We also rely on our leadership team for operating our business, identifying, recruiting and training key personnel, identifying expansion opportunities, arranging necessary financing, and for general and administrative functions. The loss of the services of any of these executives or other key employees could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our common stock to decline. We do not currently carry key-person life insurance for our senior executives. To continue to execute our growth strategy, we also must identify, hire and retain highly skilled personnel. We might not be successful in continuing to attract and retain qualified personnel. Failure to identify, hire and retain necessary key personnel could have a material adverse effect on our business, financial condition or results of operations.

A breach of security of confidential consumer information related to our electronic processing of credit and debit card transactions, as well as a breach of security of our employee information, could substantially affect our reputation, business, financial condition of results of operations.

The majority of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information has been stolen. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. We may ultimately be held liable for the unauthorized use of a cardholder’s card number in an illegal activity and be required by card issuers to pay charge-back fees. In addition, most states have enacted legislation requiring notification of security breaches involving personal information, including credit and debit card information. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse impact on our business, financial condition or results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on us and could substantially affect our reputation and business, financial condition or results of operations.

In addition, our business requires the collection, transmission and retention of large volumes of guest and employee data, including personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The collection and use of such information is regulated at the federal and state levels, as well as at the international level, in which regulatory requirements have been increasing. Additionally, we have been subject to security breaches and cyber incidents in the past and our preventative measures and incident response efforts may not be entirely effective at preventing future breaches. As our environment continues to evolve in the digital age and reliance upon new technologies becomes more prevalent, it is imperative we secure the privacy and sensitive information we collect. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability, remediation costs and competitive disadvantage all of which could have a material adverse effect on our business, financial condition or results of operations.

We rely on information technology systems and any inadequacy, failure or interruption of those systems may harm our ability to effectively operate our business.

We are dependent on various information technology systems, including, but not limited to, point-of-sale processing in our restaurants for management of our supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. No operational applications are physically hosted on our premises, although we do manage internal file servers. Most of our applications are operated in the cloud, either as Software as a Service (SaaS) platforms or hosted services. Key third-party, cloud-based systems include Microsoft OneDrive for document storing, sharing and collaboration and other platforms to manage activities including, but not limited to, payroll and personnel data. We also use Revel for our point-of-sale (POS) system and Quickbooks. A failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and loss of sales, causing our business to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures and viruses and security breaches. Any such damage or interruption could have a material adverse effect on our business.

We also expect to implement new information technology systems following the consummation of this offering. Implementations of new systems are often complex and time-consuming, and the use of any new systems involve risks inherent to conversion to a new system. These risks include loss of information, the compromise of data integrity and the potential disruption of our normal business operations. The implementation process may be disruptive if the new information technology systems do not work as planned, or if we experience issues relating to the new technology. Any disruption to our normal business operations and/or our failure to manage such disruptions could have a material adverse effect on our business.

Our actual or perceived failure to comply with privacy, data protection and information security laws, regulations and obligations could harm our business.

We are subject to numerous federal, state, local and international laws and regulations regarding privacy, data protection, information security and the storing, sharing, use, processing, transfer, disclosure and protection of personal information and other content and data, which we refer to collectively as privacy laws, the scope of which is changing, subject to differing interpretations and may be inconsistent among countries, or conflict with other laws, regulations or other obligations. We are also subject to the terms of our privacy policies and obligations to our customers and other third parties related to privacy, data protection and information security. We strive to comply with applicable privacy laws; however, the regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, varied, and it is possible that these or other actual obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another.

California also recently enacted legislation affording consumers expanded privacy protections: the California Consumer Privacy Act of 2018, or CCPA, went into effect as of January 1, 2020 and was subject to enforcement starting July 1, 2020. Additionally, the California Attorney General issued CCPA regulations that add additional requirements on businesses. The potential effects of this legislation and the related CCPA regulations may require us to incur substantial costs and expenses in an effort to comply. For example, the CCPA gives California residents (including employees, though only in limited circumstances until January 1, 2023) expanded rights to transparency, access and require deletion of their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is collected and used. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was approved by California voters in the November 3, 2020 election. The CPRA significantly modifies the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in efforts to comply. The enactment of the CCPA and CPRA is prompting similar legislative developments in other states in the United States, which could create the potential for a patchwork of overlapping but different state laws, and is inspiring federal legislation.

Further, some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of operating our products and services and other aspects of our business.

With laws and regulations such as the CCPA/CPRA imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, there is a risk that the requirements of these or other laws and regulations, or of contractual or other obligations relating to privacy, data protection or information security, are interpreted or applied in a manner that is, or is alleged to be, inconsistent with our management and processing practices, our policies or procedures, or the features of our products and services. We may face challenges in addressing their requirements and making any necessary changes to our policies and practices, and we may find it necessary or appropriate to assume additional burdens with respect to data handling, to restrict our data processing or otherwise to modify our data handling practices and to incur significant costs and expenses in these efforts. Any failure or perceived failure by us to comply with our privacy policies, our privacy, data protection or information security-related obligations to customers or other third parties or any of our other legal obligations relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others, and could result in significant liability or cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the adoption and use of, and reduce the overall demand for, our products and services.

Additionally, if third parties we work with violate applicable laws or regulations or our contracts and policies, such violations may also put our customers’, suppliers or other third parties’ content and personal information at risk and could in turn have an adverse effect on our business. Any significant change to applicable privacy laws or relevant industry practices could increase our costs and require us to modify our platform, applications and features, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process customer data or develop new applications and features.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this prospectus, including, without limitation, statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “consider,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus, including, but not limited to, the following:

•	the impact and duration of the COVID-19 pandemic;

•	our ability to successfully achieve increases in AUVs;

•	our ability to successfully execute our growth strategy and open new restaurants that are profitable;

•	our ability to expand in existing and new markets;

•	our projected growth in the number of our restaurants;

•	macroeconomic conditions and other economic factors;

•	our ability to compete with many other restaurants;

•	our reliance on vendors, suppliers and distributors;

•	concerns regarding food safety and foodborne illness;

•	changes in consumer preferences and the level of acceptance of our restaurant concept in new markets;

•	minimum wage increases and mandated employee benefits that could cause a significant increase in our labor costs;

•	the failure of our automated equipment or information technology systems or the breach of our network security;

•	the loss of key members of our management team;

•	the impact of governmental laws and regulations; and

•

other risks, uncertainties and factors set forth in this prospectus, including those set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

ORGANIZATIONAL STRUCTURE

On October 29, 2021, GEN Inc. was incorporated as a Delaware corporation. Prior to this offering, GEN Inc. has had no business operations. Our business is currently conducted through GEN LLC. GEN LLC is owned by certain members of management and employees.

The Reorganization

The following actions will be taken in connection with the closing of this offering:

•	GEN Inc. will amend and restate its certificate of incorporation to, among other things, provide for Class A common stock and Class B common stock. See “Description of Capital Stock.”

•

GEN Inc. will sell to the underwriters in this offering                 shares of our Class A common stock, or             shares of our Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full.

•

We will amend and restate the limited liability company agreement of GEN LLC (as amended and restated, the “GEN LLC Agreement”) to, among other things, provide for Class A units and Class B units and appoint GEN Inc. as the managing member of GEN LLC. See “—The GEN LLC Agreement.”

•

GEN Inc. will use approximately $            million of the net proceeds of this offering to acquire                newly issued Class A units of GEN LLC at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. If the underwriters exercise their option to purchase additional shares of Class A common stock, we would use the additional net proceeds to acquire additional newly issued Class A units.

•

The GEN LLC Agreement will classify the interests acquired by GEN Inc. as Class A units and reclassify the interests held by the continuing members of GEN LLC as Class B units, and will permit the continuing members of GEN LLC to exchange Class B units for shares of Class A common stock on a one-for-one basis or, at our election, for cash. Any beneficial holder exchanging Class B units must ensure that the applicable corresponding number of shares of Class B common stock are delivered to us for cancellation as a condition of exercising its right to exchange Class B units for shares of our Class A common stock or, at our election, for cash.

•

GEN Inc. will enter into the Tax Receivable Agreement for the benefit of the continuing members of GEN LLC (not including GEN Inc.) pursuant to which GEN Inc. will pay    % of the amount of the net cash tax savings, if any, that GEN Inc. realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from GEN Inc.’s acquisition of a continuing member’s GEN LLC units in connection with this offering and in future exchanges and (ii) any payments GEN Inc. makes under the Tax Receivable Agreement (including tax benefits related to imputed interest). See “—Tax Receivable Agreement.”

•	We will enter into a Registration Rights Agreement with the Class B stockholders to provide for certain rights and restrictions after the offering. See “—Registration Rights Agreement.”

Our Class B Common Stock

For each membership unit of GEN LLC that is reclassified as a Class B unit in the Reorganization, we will issue to the Class B unitholder one corresponding share of our Class B common stock. Immediately following the Reorganization, we will have outstanding                 shares of Class B common stock held of record by                 stockholders assuming no exercise of the underwriters’ option to purchase additional shares and                 shares of Class B common stock held of record by                 stockholders if the underwriters exercise their option to purchase additional shares in full. Each share of our Class B common stock will entitle its holder to ten votes. See “—Voting Rights of Class A Common Stock and Class B Common Stock.”

The Class B stockholders will initially have    % of the combined voting power of our common stock (or    % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). When a Class B unit is exchanged for a share of our Class A common stock, the corresponding share of our Class B common stock will automatically be retired. We will not issue any further Class B units or shares of Class B common stock after the completion of the Reorganization, except to holders of Class B units in a number necessary to maintain a one-to-one ratio between the number of Class B units and the number of shares of Class B common stock outstanding.

Our Class A Common Stock

We expect                 shares of our Class A common stock to be outstanding after this offering (or                 shares if the underwriters exercise their option to purchase additional shares in full), all of which will be sold pursuant to this offering.

The Class A common stock outstanding will represent 100% of the rights of the holders of all classes of our outstanding common stock to share in distributions from GEN Inc., except for the right of Class B stockholders to receive the par value of the Class B common stock upon our liquidation, dissolution or winding up or an exchange of Class B units.

Post-Offering Holding Company Structure

This offering is being conducted through what is commonly referred to as an “UP-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The UP-C approach provides the existing partners with the tax advantage of continuing to own interests in a pass-through structure and provides current and potential future tax benefits for the public company and economic benefits for the existing partners when they ultimately exchange their pass-through interests and corresponding shares of Class B common stock for shares of Class A common stock. See “—Tax Receivable Agreement.”

GEN Inc. will be a holding company and, following this offering, its only business will be to act as the managing member of GEN LLC, and its only material assets will be Class A units representing approximately    % of GEN LLC units (or    % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). In its capacity as the managing member, GEN Inc. will operate and control all of GEN LLC’s business and affairs. We will consolidate the financial results of GEN LLC and will report non-controlling interests related to the interests held by the continuing members of GEN LLC in our consolidated financial statements. The membership interests of GEN LLC owned by us will be classified as Class A units and the remaining approximately    % of GEN LLC units (or    % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), which will continue to be held by the current members of GEN LLC, will be classified as Class B units. GEN Inc. consolidates GEN LLC due to GEN Inc.’s power to control GEN LLC, making it the primary beneficiary and managing member of the variable interest entity.

Pursuant to the GEN LLC Agreement, each Class B unit will be exchangeable for one share of GEN Inc.’s Class A common stock or, at GEN Inc.’s election, for cash. The exchange ratio is subject to appropriate adjustment by GEN Inc. in the event Class A units are issued to GEN Inc. without issuance of a corresponding number of shares of Class A common stock or in the event of certain reclassifications, reorganizations, recapitalizations or similar transactions. Any beneficial holder exchanging Class B units must ensure that the applicable corresponding number of shares of Class B common stock are delivered to us for retirement as a condition of exercising its right to exchange Class B units for shares of our Class A common stock or, at our election, for cash. The diagram below illustrates our structure and anticipated ownership immediately after the Reorganization and this offering (assuming no exercise of the underwriters’ option to purchase additional shares) and does not reflect the issuances of awards pursuant to the 2021 Plan.

Amounts may not sum to total due to rounding.

(1)

At the closing of this offering, the members of GEN LLC other than GEN Inc. will be certain historic owners of the GEN LLC business, all of whom, in the aggregate, will own                 Class B units of GEN LLC and                shares of Class B common stock of GEN Inc. after this offering assuming no exercise of the underwriters’ option to purchase additional shares and                Class B units of GEN LLC and                shares of Class B common stock of GEN Inc. if the underwriters exercise their option to purchase additional shares in full.

(2)

Each share of Class A common stock will be entitled to one vote and will vote together with the Class B common stock as a single class, except as provided in our amended and restated certificate of incorporation or required by law. See “Organizational Structure—Voting Rights of Class A Common Stock and Class B Common Stock.”

(3)

Each share of Class B common stock is entitled to ten votes and will vote together with the Class A common stock as a single class, except as provided in our amended and restated certificate of incorporation or required by law. The Class B common stock will not have any economic rights in GEN Inc.

(4)

GEN Inc. will own all of the Class A units of GEN LLC after the Reorganization, which upon the completion of this offering will represent the right to receive approximately    % of the distributions made by GEN LLC assuming no exercise of the underwriters’ option to purchase additional shares and approximately    % of the distributions made by GEN LLC if the underwriters exercise their option to purchase additional shares in full. While this interest represents a minority of economic interests in GEN LLC, it represents 100% of the voting interests, and GEN Inc. will act as the managing member of GEN LLC. As a result, GEN Inc. will operate and control all of GEN LLC’s business and affairs and will be able to consolidate its financial results into GEN Inc.’s financial statements.

(5)

The Class B stockholders will collectively hold all Class B common stock of GEN Inc. outstanding after this offering. They also will collectively hold all Class B units of GEN LLC, which upon the completion of this offering will represent the right to receive approximately    % of the distributions made by GEN LLC assuming no exercise of the underwriters’ option to purchase additional shares and approximately    % of the distributions made by GEN LLC if the underwriters exercise their option to purchase additional shares in full. The Class B stockholders will have no voting rights in GEN LLC on account of the Class B units, except for the right to approve amendments to the GEN LLC Agreement that adversely affect their rights as holders of Class B units. However, through their ownership of shares of Class B common stock, the Class B stockholders will control a majority of the voting power of the common stock of GEN Inc., the managing member of GEN LLC, and will therefore have indirect control over GEN LLC. Class B units may be exchanged for shares of our Class A common stock or, at our election, for cash, subject to certain restrictions pursuant to the GEN LLC Agreement described in “Organizational Structure—GEN LLC Agreement.” When a Class B stockholder exchanges Class B units for the corresponding number of shares of our Class A common stock or, at our election, for cash, it will result in the automatic retirement of the corresponding number of shares of our Class B common stock and, therefore, will decrease the aggregate voting power of our Class B stockholders. Any beneficial holder exchanging Class B units must ensure that the applicable corresponding number of shares of Class B common stock are delivered to us for retirement as a condition of exercising its right to exchange Class B units for shares of our Class A common stock or, at our election, for cash.

Subject to the availability of net cash flow at the GEN LLC level, GEN Inc. intends to cause GEN LLC to distribute to GEN Inc. and the other members of GEN LLC pro rata cash distributions for the purposes of funding tax obligations in respect of the taxable income and net capital gain that is allocated to the members of GEN LLC and GEN Inc.’s obligations to make payments under the Tax Receivable Agreement. In addition, GEN LLC will reimburse GEN Inc. for corporate and other overhead expenses.

Assuming GEN LLC makes distributions to its members in any given year, the determination to pay dividends, if any, to our Class A stockholders out of the portion, if any, of such distributions remaining after our payment of taxes, Tax Receivable Agreement payments and expenses (any such portion, an “excess distribution”) will be made by our board of directors. Because our board of directors may determine to pay or not pay dividends to our Class A stockholders, our Class A stockholders may not necessarily receive dividend distributions relating to our excess distributions, even if GEN LLC makes such distributions to us.

Ownership of Our Businesses

The diagram below summarizes the ownership structure of GEN LLC’s operations on a fully diluted basis prior to the Reorganization.

The GEN LLC Agreement

As a result of the Reorganization, GEN Inc. will indirectly control the business through GEN LLC and any consolidated subsidiaries. The operations of GEN LLC, and the rights and obligations of its members, are set forth in the GEN LLC Agreement, a form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The following is a description of certain terms of the GEN LLC Agreement.

Classes of GEN LLC Units

GEN LLC will issue Class A units, which will be issued only to GEN Inc., and Class B units. In connection with the closing of this offering, members holding preferred and common units prior to the closing will have such units reclassified into Class B units.

Economic Rights of Unitholders

Class A units and Class B units will have the same economic rights per unit. After the closing of this offering, the holders of GEN Inc.’s Class A common stock (indirectly through GEN Inc.) and the holders of Class B units of GEN LLC will hold approximately            % and            %, respectively, of the economic interests in GEN Inc.’s business (or            % and            %, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Net profits and net losses of GEN LLC will generally be allocated on a pro rata basis in accordance with the number of units held by such holder; however, under applicable tax rules, GEN LLC will be required to allocate taxable income disproportionately to its members in certain circumstances. The GEN LLC Agreement will provide for quarterly cash distributions, which we refer to as “tax distributions,” to the holders of the units in a manner to approximate an amount to enable each member to pay applicable taxes on taxable income allocable to such member. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, GEN Inc. shall receive a tax distribution calculated using the corporate rate before the other members receive any distribution, and the balance, if any, of funds available for distribution shall be distributed to the other members pro rata. For a more complete overview of the assumed tax rate calculation, see “—Certain Tax Consequences to GEN Inc.” In addition, GEN LLC will make non-pro rata payments to reimburse GEN Inc. for corporate and other overhead expenses (which payments from GEN LLC will not be treated as distributions under the GEN LLC Agreement). However, GEN LLC may not make distributions or payments to its members if doing so would violate any applicable law or result in GEN LLC or any of its subsidiaries being in default under any material agreement governing indebtedness (which we do not expect to be the case upon the closing of this offering and the Reorganization).

Voting Rights of Unitholders

After the closing of this offering, GEN Inc. will act as the managing member of GEN LLC. In its capacity as the managing member of GEN LLC, GEN Inc. will control GEN LLC’s business and affairs. GEN LLC will issue Class A units, which will only be issued to GEN Inc., and Class B units. Class B unitholders will have no voting rights in GEN LLC, except for the right to approve amendments to the GEN LLC Agreement that adversely affect their rights as Class B unitholders.

Coordination of GEN Inc. and GEN LLC

Any time GEN Inc. issues a share of its Class A common stock for cash, unless used to settle an exchange of a Class B unit for cash, the net proceeds received by GEN Inc. will be promptly transferred to GEN LLC, and GEN LLC will issue to GEN Inc. a Class A unit. If at any time GEN Inc. issues a share of its Class A common stock upon an exchange of a Class B unit or settles such exchange for cash as described below under “—Exchange Rights,” GEN Inc. will contribute the exchanged unit to GEN LLC and GEN LLC will issue to GEN Inc. a Class A unit. In the event that GEN Inc. issues other classes or series of its equity securities (other than pursuant to our incentive compensation plans), GEN LLC will issue to GEN Inc. an equal amount of equity securities of GEN LLC with designations, preferences and other rights and terms that are substantially the same as GEN Inc.’s newly issued equity securities. If at any time GEN Inc. issues a share of its Class A common stock pursuant to our 2021 Plan, GEN Inc. will contribute to GEN LLC all of the proceeds that it receives (if any) and GEN LLC will issue to GEN Inc. an equal number of its Class A units, having the same restrictions, if any, as are attached to the shares of Class A common stock issued under the plan. If GEN Inc. repurchases, redeems or retires any shares of its Class A common stock (or its equity securities of other classes or series), GEN LLC will, immediately prior to such repurchase, redemption or retirement, repurchase, redeem or retire an equal number of Class A units (or its equity securities of the corresponding classes or series) held by GEN Inc., upon the same terms and for the same consideration, as the shares of our Class A common stock (or our equity securities of such other classes or series) are repurchased, redeemed or retired. In addition, GEN LLC units, as well as GEN Inc.’s common stock, will be subject to equivalent stock splits, dividends, reclassifications and other subdivisions. GEN Inc. will issue additional shares of Class B common stock only to holders of Class B units only in a number necessary to maintain a one-to-one ratio between the number of Class B units and the number of shares of Class B common stock outstanding.

Issuances and Transfer of GEN LLC Units

Class A units will be issued only to GEN Inc. and are non-transferable except as provided in the GEN LLC Agreement. Class B units will be issued in connection with the Reorganization as described herein and may be issued pursuant to the GEN LLC Agreement, provided that a corresponding number of shares of Class B common stock is issued to the holder of such Class B units. Class B units may not be transferred, except with GEN Inc.’s consent or to a permitted transferee, subject to such conditions as GEN Inc. may specify. In addition, Class B unitholders may not transfer any Class B units to any person unless he, she or it transfers an equal number of shares of GEN Inc.’s Class B common stock to the same transferee.

Under the GEN LLC Agreement, GEN Inc. can require the holders of Class B units to sell all of their interests in GEN LLC in the event of certain acquisitions of GEN LLC.

Certain Tax Consequences to GEN Inc.

The holders of GEN LLC units, including GEN Inc., generally will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of GEN LLC. Net income and net losses of GEN LLC generally will be allocated to its members pro rata in proportion to their respective membership units, though certain non-pro rata adjustments will be made to reflect depreciation, amortization and other allocations. In accordance with the GEN LLC Agreement, we intend to cause GEN LLC to make distributions to each of its members, including GEN Inc., in an amount intended to enable each member to pay applicable taxes on taxable income allocable to such member, and to make non-pro rata payments to GEN Inc. to reimburse it for corporate and other overhead expenses (which payments from GEN LLC will not be treated as distributions under the GEN LLC Agreement). If the amount of tax distributions to be made exceeds the amount of funds available for distribution, GEN Inc. shall receive a tax distribution calculated using the corporate rate before the other members receive any distribution, and the balance, if any, of funds available for distribution shall be distributed to the other members pro rata.

GEN LLC will have in effect an election under Section 754 of the Code for the taxable year of the offering and each taxable year in which an exchange of Class B units for shares of our Class A common stock occurs. As a result of this election, the exchanges of Class B units for shares of our Class A common stock, are expected to result in increases in the tax basis of the tangible and intangible assets of GEN LLC, which will be allocated to GEN Inc. and are expected to increase the tax depreciation and amortization deductions available to GEN Inc. and decrease gains, or increase losses, on a sale or other taxable disposition, if any, of such assets and therefore may reduce the amount of tax that GEN Inc. would otherwise be required to pay.

Voting Rights of Class A Common Stock and Class B Common Stock

Except as provided in our amended and restated certificate of incorporation or as required by applicable law, holders of Class A common stock and Class B common stock vote together as a single class. Pursuant to our amended and restated certificate of incorporation, we may not amend, alter, repeal or waive the provisions of our amended and restated certificate of incorporation that relate to the terms of our capital stock without the approval of the holders of a majority of the then outstanding shares of our Class B common stock, voting as a class. Holders of the Class A common stock and Class B common stock, as the case may be, would also have a separate class vote if we subdivide, combine or reclassify shares of the other class without concurrently subdividing, combining or reclassifying shares of such class in a proportional manner. Pursuant to the Delaware General Corporation Law, or the DGCL, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the par value of the shares of such class or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. Each share of our Class A common stock will entitle its holder to one vote per share, while each share of our Class B common stock will entitle its holder to ten votes per share.

Immediately after this offering, our Class B stockholders will collectively hold approximately            % of the combined voting power of our common stock (or            % if the underwriters exercise their option to purchase additional shares in full). When a Class B stockholder exchanges Class B units for the corresponding number of shares of our Class A common stock or, at our election, for cash, it will result in the automatic cancellation of the corresponding number of shares of our Class B common stock and, therefore, will decrease the aggregate voting power of our Class B stockholders.

Exchange Rights

The GEN LLC Agreement will entitle certain of its members (and certain permitted transferees thereof) to exchange their Class B units, together with an equal number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash. The exchange ratio is subject to appropriate adjustment by GEN Inc. in the event Class A units are issued to GEN Inc. without issuance of a corresponding number of shares of Class A common stock or in the event of certain reclassifications, reorganizations, recapitalizations or similar transactions.

The GEN LLC Agreement will provide that an owner will not have the right to exchange Class B units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with the Company, GEN LLC or any of their subsidiaries to which GEN LLC unitholder is subject. We intend to impose additional restrictions on exchanges that we determine to be necessary or advisable so that GEN LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.

The GEN LLC Agreement also provides for mandatory exchanges under certain circumstances, including at the option of GEN Inc. if the number of units outstanding (other than those held by GEN Inc.) is less than a minimum percentage and in the discretion of GEN Inc. with the consent of holders of at least 50% of the outstanding Class B units.

Any beneficial holder exchanging Class B units must ensure that the applicable corresponding number of shares of Class B common stock are delivered to us for retirement as a condition of exercising its right to exchange Class B units for shares of our Class A common stock or, at our election, for cash.

Shares of Class B common stock retired upon an exchange will be restored to the status of authorized but unissued shares of Class B common stock.

Registration Rights Agreement

Prior to the consummation of this offering, we intend to enter into a Registration Rights Agreement that will provide holders of our Class B common stock with certain registration rights whereby, at any time following the lockup restrictions described in this prospectus, they will have the right to require us to register under the Securities Act the shares of Class A common stock issuable upon exchange of Class B units. The Registration Rights Agreement will also provide for piggyback registration rights for the holders party thereto, subject to certain conditions and exceptions.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, based on an assumed initial public offering price of $            per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us, will be approximately $            million, or approximately $                million if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share of Class A common stock would increase or decrease the net proceeds to us from this offering by approximately $            million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us. Similarly, each increase or decrease of one million in the number of shares of Class A common stock offered by us would increase or decrease the net proceeds to us from this offering by approximately $            million, assuming no change in the assumed initial public offering price of $            per share and after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock, and facilitate our future access to the capital markets. We intend to use $            million of the net proceeds from this offering to purchase newly issued Class A units of GEN LLC, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering.

Additionally, we intend to cause GEN LLC to use approximately $            million of the net proceeds to pay the expenses incurred by us in connection with this offering and the Reorganization.

Although we have not yet determined with certainty the manner in which we will allocate the net proceeds of this offering, we expect to cause GEN LLC to use the remaining net proceeds for working capital and other general corporate purposes, including new unit openings.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt and other factors that our board of directors deems relevant.

Following the Reorganization and this offering, GEN Inc. will be a holding company and its sole asset will be ownership of the Class A units of GEN LLC, of which it will be the managing member. Subject to funds being legally available, we intend to cause GEN LLC to make distributions to each of its members, including GEN Inc., in an amount intended to enable each member to pay applicable taxes on taxable income allocable to such member and to allow GEN Inc. to make payments under the Tax Receivable Agreement, and non-pro rata payments to GEN Inc. to reimburse it for corporate and other overhead expenses. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, GEN Inc. shall receive the full amount of its tax distribution before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed to the other members pro rata. Holders of our Class B common stock will not be entitled to dividends distributed by GEN Inc., but will share in the distributions made by GEN LLC on a pro rata basis.

To the extent that the tax distributions GEN Inc. receives exceed the amounts GEN Inc. actually requires to pay taxes and other expenses and make payments under the Tax Receivable Agreement, our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, including potentially causing GEN Inc. to contribute such excess cash (net of any operating expenses) to GEN LLC. Concurrently with any potential contribution of such excess cash, in order to maintain the intended economic relationship between the shares of Class A common stock and GEN LLC units after accounting for such contribution, GEN LLC and GEN Inc., as applicable, may undertake ameliorative actions, which may include reverse splits, reclassifications, combinations, subdivisions or adjustments of outstanding units of GEN LLC and corresponding shares of Class A common stock of GEN Inc., as well as corresponding adjustments to the shares of Class B common stock of GEN Inc. To the extent that GEN Inc. contributes such excess cash to GEN LLC (and undertakes such ameliorative actions), a holder of Class A common stock would not receive distributions in cash and would instead benefit through an increase in the indirect ownership interest in GEN LLC represented by such holder’s Class A common stock. To the extent that GEN Inc. does not distribute such excess cash as dividends on the Class A common stock or otherwise undertake such ameliorative actions and instead, for example, holds such cash balances, the members of GEN LLC (not including GEN Inc.) may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their Class B units for shares of the Class A common stock, notwithstanding that such members may previously have participated as holders of Class B units in distributions by GEN LLC that resulted in such excess cash balances at GEN Inc.

CAPITALIZATION

The following table sets forth the cash and capitalization as of September 30, 2021 of GEN LLC on a historical basis and GEN Inc. on a pro forma basis to give effect to the Reorganization and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, after (i) deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the proceeds from this offering, as described under “Use of Proceeds.”

You should read this information together with the information in this prospectus under “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock,” and with the financial statements and the related notes to those statements included elsewhere in this prospectus.

As of September 30, 2021
(amounts in thousands, except per share/unit amounts and share/ unit data)	Historical GEN LLC		Pro Forma GEN Inc.
Cash	$		$
Debt

Common units, no par value ( units authorized, issued and outstanding, actual; units authorized, issued and outstanding, pro forma)				—
Preferred Stock, $0.001 par value (no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma)		—		—
Class A common stock, $0.001 par value (no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma)		—
Class B common stock, $0.001 par value (no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma)		—
Additional paid-in capital		—
Accumulated deficit
Total members’/stockholders’ equity:	$		$
Total capitalization:	$		$

The above table does not include:

•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;

•	shares of Class A common stock issuable under the 2021 Plan (under which no equity awards have been granted as of September 30, 2021), including:

•

            shares of Class A common stock underlying restricted stock units or other awards to be granted to certain employees and non-employee directors pursuant to the 2021 Plan immediately after the closing of this offering; and

•	additional shares of Class A common stock to be reserved for future issuance of awards under the 2021 Plan; and

•

            shares of Class A common stock reserved for issuance upon exchange of the Class B units of GEN LLC (and corresponding shares of Class B common stock) that will be outstanding immediately after this offering.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the existing equity holders.

Our pro forma net tangible book value as of September 30, 2021 was approximately $            million, or $            per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reorganization and assuming that all of the Class B unitholders exchanged their Class B units outstanding immediately following the completion of the Reorganization and this offering for newly issued shares of our Class A common stock on a one-for-one basis as if such units were immediately exchangeable.

(amounts in thousands)
Pro forma assets	$
Pro forma liabilities

Pro forma book value	$
Less:
Goodwill
Intangible assets, net

Pro forma net tangible book value after this offering	$
Less:
Proceeds from offering net of underwriting discounts
Purchase of units in GEN LLC
Offering expenses

Pro forma net tangible book value as of September 30, 2021	$

After giving effect to (i) the Reorganization, (ii) the issuance and sale by us of            shares of our Class A common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and assuming the exchange of all Class B units outstanding immediately following the completion of the Reorganization and this offering for shares of our Class A common stock as if such units were immediately exchangeable; and (iii) the application of such proceeds as described in the section entitled “Use of Proceeds,” our net tangible book value, our pro forma net tangible book value as of September 30, 2021 would have been $            million, or $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share to existing equity holders and an immediate dilution in net tangible book value of $            per share to new investors.

The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their option to purchase additional shares:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share of Class A common stock as of September 30, 2021	$
Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma net tangible book value per share after the offering		$

Dilution in pro forma net tangible book value per share to new investors		$

The information in the preceding table is based on an assumed offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed price per share would increase or decrease, respectively, the pro forma net tangible book value after this offering by approximately $            million and increase or decrease the dilution per share of Class A common stock to new investors in this offering by $            per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our pro forma net tangible book value by approximately $            per share and increase or decrease, as applicable, the dilution to new investors in this offering by $            per share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on the same pro forma basis as of September 30, 2021, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share paid by the existing equity holders and by new investors purchasing shares in this offering, assuming that all of the Class B unitholders exchanged their Class B units for shares of our Class A common stock on a one-for-one basis as if such units were immediately exchangeable.

	Shares purchased(1)		Total consideration(2)		Average price per share
	Number	%	Number	%
Existing stockholders		%		%
New investors		%		%

Total		100%		100%

(1)

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own approximately                % and our new investors would own approximately                % of the total number of shares of our Class A common stock outstanding after this offering.

(2)	If the underwriters exercise their option to purchase additional shares in full, the total consideration paid by our new investors would be approximately $ (or %).

The above table does not include:

•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;

•	shares of Class A common stock issuable under the 2021 Plan (under which no equity awards have been granted as of September 30, 2021), including:

•

            shares of Class A common stock underlying restricted stock units or other awards to be granted to certain employees and non-employee directors pursuant to the 2021 Plan immediately after the closing of this offering; and

•	additional shares of Class A common stock to be reserved for future issuance of awards under the 2021 Plan; and

•

            shares of Class A common stock reserved for issuance upon exchange of the Class B units of GEN LLC (and corresponding shares of Class B common stock) that will be outstanding immediately after this offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following unaudited pro forma consolidated balance sheet as of December 31, 2020 gives pro forma effect to the Reorganization (see transactions described under “Organizational Structure”), the consummation of this offering and our intended use of proceeds therefrom after deducting estimated underwriting discounts and commissions and other costs of this offering (collectively, the “Transactions”), as though such transactions had occurred as of December 31, 2020. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2020 present our consolidated results of operations giving pro forma effect to the transactions described above as if they had occurred as of January 1, 2020.

The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the effect of these transactions on the historical financial information of GEN LLC. The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations may not be indicative of the results of operations or financial position that would have occurred had this offering and the related transactions taken place on the dates indicated, or that may be expected to occur in the future. The adjustments are described in the notes to the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations. The unaudited pro forma consolidated financial information and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The pro forma adjustments in the Reorganization and Offering Adjustments column principally give effect to:

•	the Reorganization as described in “Organizational Structure”;

•

the issuance of            shares of our Class A common stock to the investors in this offering in exchange for net proceeds of approximately $        (based on an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

•

the payment of fees and expenses related to this offering and the application of the net proceeds from the sale of Class A common stock in this offering to purchase Class A units directly from GEN LLC, at a purchase price per Class A unit equal to the initial public offering price per share of Class A common stock less the underwriting discount, with such Class A units representing            % of the outstanding units of GEN LLC; and

•	the provision for corporate income taxes on the income of GEN Inc. that will be taxable as a corporation for U.S. federal and state income tax purposes.

Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us in the offering.

GEN LLC is considered our predecessor for accounting purposes, and its financial statements will be our historical financial statements following this offering.

GEN Inc. will enter into the Tax Receivable Agreement for the benefit of the continuing members of GEN LLC (not including GEN Inc.), pursuant to which GEN Inc. will pay them            % of the amount of the net cash tax savings, if any, that GEN Inc. realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from GEN Inc.’s acquisition of a continuing member’s GEN LLC units in connection with this offering and in future exchanges and (ii) any payments GEN Inc. makes under the Tax Receivable Agreement (including tax benefits related to imputed interest). See “Organizational Structure” and “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

We have not made any pro forma adjustments relating to reporting, compliance and investor relations costs that we will incur as a public company. No pro forma adjustments have been made for these additional expenses as an estimate of such expenses is not determinable.

The unaudited pro forma consolidated financial information is included for informational purposes only. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the Transactions, including this offering, occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma consolidated statement of operations and balance sheet should be read in conjunction with the “Risk Factors,” “Prospectus Summary— Summary Historical Financial Information,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth selected financial information and other data of GEN LLC on a historical basis. GEN LLC is considered our predecessor for accounting purposes and its financial statements will be our historical financial statements following this offering. The following selected statement of operations data for the years ended December 31, 2020 and 2019 and the selected balance sheet data as of December 31, 2020 and 2019 have been derived from GEN LLC’s audited financial statements included elsewhere in this prospectus. Our historical results and growth rates are not necessarily indicative of results or growth rates to be expected in future periods.

You should read the following information in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,
Combined Statement of Operations Data:	2020	2019
	(amounts in thousands)
Revenue	$62,658,384	$113,870,273
Restaurant Operating Costs:
Food cost	20,684,104	37,545,210
Payroll and benefits	20,036,727	34,811,874
Occupancy expenses	8,401,047	8,361,585
Operating expenses	7,439,217	9,185,894
Pre-Opening Costs	0	724,194

Total restaurant operating expenses	56,561,096	90,628,757

Restaurant-Level operating income	6,097,288	23,241,516

General and administrative	5,031,058	5,969,577
Consulting fees - related party	3,550,165	3,669,243
Management fees	1,419,982	2,182,757
Depreciation and amortization	4,539,988	4,129,437

Total Costs and Expenses	71,102,289	106,579,771

Income (Loss) from Operations	(8,443,905)	7,290,502

Other Income, net	170,932	75,841
Interest expense, net	(653,355)	(855,144)
Equity in income (loss) of equity method investee	(43,747)	592,570

Net Income	(8,970,076)	7,103,769
Net Income attributable to noncontrolling interest	303,635	70,020

Net income (loss) attributable to Gen LLC	$(9,273,711)	$7,033,749

	Year Ended December 31,
Combined Selected Balance Sheet Data:	2020	2019
	(amounts in thousands)
Cash and cash equivalents	$7,153,489	$6,675,904
Total Assets	$33,125,468	$34,065,541
Total Liabilities	38,799,236	28,840,086
Total Permanent Equity (Deficit)	(7,173,768)	3,725,455

Non-GAAP Financial Measures

For a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure and why we consider it useful, and a discussion of material risks and limitations of these measures, see “Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by reference to, the section entitled “Selected Financial Data” and “Unaudited Pro Forma Consolidated Financial Information and Other Data” and the financial statements of GEN LLC and the related notes included within this prospectus. The historical financial data discussed below reflect the historical results of operations and financial position of GEN LLC. The financial statements of GEN LLC, our predecessor for accounting purposes, will be our historical financial statements following this offering. The historical financial data discussed below relate to periods prior to the Reorganization described in “Organizational Structure” and do not give effect to pro forma adjustments. As a result, the following discussion does not reflect the significant effects that such events will have on us. See “Organizational Structure” and “Unaudited Pro Forma Consolidated Financial Information and Other Data” for more information.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties which could cause our actual results to differ materially from those anticipated in these forward-looking statements, including, but not limited to, risks and uncertainties discussed under the heading “Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Gen Restaurant Group, Inc. is an Asian casual dining restaurant concept that offers an extensive menu of traditional Korean and Korean-American food, including high-quality meats, poultry, and seafood, all at a superior value. Founded in 2011 by two Korean immigrants, we have grown over the last ten years to 28 company-owned restaurants located in California, Arizona, Hawaii, Nevada and Texas. Our restaurants have modern décor, lively Korean pop music playing in the background and embedded grills in the center of each table. We believe we offer our customers a unique dining experience in which guests cook the majority of the food themselves, reducing the need for chefs and servers and providing a similar customer experience across the restaurants.

We expect to continue growing our number of restaurants in the future. Our new restaurants have typically generated average Payback Periods of approximately 1.7 years. Restaurants range in size from 5,000 to 12,000 square feet, and are typically located in high-activity commercial areas.

Business Trends; Effects of COVID-19 on Our Business

Following the success of our initial restaurant that opened in 2011 in Tustin, California, we opened more restaurants in Southern California and tested the portability of the concept by opening restaurants in other markets. We opened four new restaurants in both 2018 and 2019, expanding into new markets and existing markets that had produced strong positive results. Revenue in 2019 of $113.9 million and net income in 2019 of $7.0 million reflected the profitability of the 28 restaurants we had opened. However, expansion in 2020 and 2021 was put on hold as the COVID-19 pandemic hit and temporary closures and capacity constraints were required by governmental authorities.

The COVID-19 pandemic has had a significant impact upon our business. In March 2020, the World Health Organization declared the novel strain of coronavirus COVID-19 to be a global pandemic. This contagious virus has adversely affected workforces, customers, economies and financial markets globally. In response to this outbreak, many state and local authorities mandated the temporary closure of non-essential businesses and dine-in restaurant activity. COVID-19 and the government measures taken to control it have caused a significant disruption to our business operations. On March 17, 2020, we announced the temporary closure of all of our restaurants. Within one week, we modified operations at 15 locations to add take-out only service. As restrictions lifted over the next few months, we were able to gradually reopen more restaurants at reduced indoor dining capacities and we also started offering outdoor dining at certain locations. As of September 30, 2021, 26 restaurants were fully operational with indoor dining at full capacity and some also still retained their added outdoor dining capacity. Our other two restaurants in Hawaii were operating at 50% indoor capacity but had added more outdoor dining capacity. Additionally, the Biden administration recently announced a vaccine mandate and related rules applying to private businesses with 100 or more employees. Although the new rules are currently being adjudicated by the federal courts, these requirements or any similar vaccine-related rules could impact our employee base and ability to hire qualified employees.

To support our employees during this challenging time, we continued paying normal payrolls to all employees through April 5, 2020 and to all kitchen employees through May 9, 2020. After those dates, we furloughed most employees but continued to pay store managers and key kitchen staff throughout the periods when their respective restaurants were temporarily closed. We also continued to pay the employee portion of all furloughed employees’ health insurance through July 31, 2020. As our restaurants reopened with expanding capacities allowed during late spring and summer of 2020, we were able to invite back many of our furloughed employees.

In response to the ongoing pandemic, we prioritized actions to protect the health and safety of our employees and customers. We increased cleaning and sanitizing protocols in our restaurants and implemented additional training and operational manuals for our restaurant employees, as well as increased handwashing procedures. We provided each restaurant employee with face masks and gloves, and required each employee to pass a health screening process, which included a temperature check, before the start of each shift.

The temporary restaurant closures and the reduced capacities at the reopened restaurants caused a substantial decline in our sales. In light of the challenges posed by the pandemic, we focused on maximizing our restaurant dining capacity by adding outdoor dining as permitted by the jurisdictions and landlords where we operate. Beyond prioritizing actions to help assure a safe environment for our employees and customers, we worked hard to maintain our operational efficiencies as much as possible to preserve our liquidity.

Although we temporarily paused our new restaurant opening plans during the pandemic, our long-term growth strategy is to continue to open new restaurants in locations that we believe will achieve profitability levels consistent with our pre-pandemic experience. As of September 30, 2021, we have three new restaurant locations with leases that are either signed or in negotiation and that are expected to open in 2022. Future sales and profitability levels of our restaurants and our ability to successfully implement our growth strategy in the near term, however, remain uncertain, as the full impact and duration of the pandemic continues to evolve as of the date of this prospectus.

Recent Events Concerning Our Financial Position

During 2020, we entered into various agreements with Pacific City Bank, which provided for a loan in the amount of $9.5 million, or the PPP Loans, and $0.9 million in Economic Injury Disaster Loans, or the EIDL Loans, pursuant to the Paycheck Protection Program under the CARES Act, signed into law on March 27, 2020. During 2021, we received loan forgiveness on the PPP Loans in the amount of $9.2 million, and recorded the amount of the forgiven balances in “Other Income” in 2021.

During 2021, we also entered into several additional PPP agreements which have provided for an aggregate total loan in the amount of $13.5 million as of October 6, 2021. In addition, we have received approximately $16.7 million in Restaurant Recovery Fund grants. These grants will be recognized as income as the money is spent.

We assessed our long-lived assets for potential impairment with the result that no impairment charges were recorded as of December 31, 2020 or December 31, 2019.

Key Performance Indicators

In assessing the performance of our business, we consider a variety of financial and performance measures. The key measures for determining how our business is performing include EBITDA, Restaurant-Level Operating Income, Restaurant-Level Operating Income Margin, Average Unit Volumes, comparable restaurant sales growth, and the number of restaurant openings.

EBITDA

EBITDA represents net income (loss) excluding interest expense, depreciation, amortization and income taxes. EBITDA is a non-GAAP measure which is intended as a supplemental measure of our performance and is neither required by, nor presented in accordance with, GAAP. For a discussion of why we consider EBITDA useful and its material risks and limitations, see “Non-GAAP Financial Measures.”

The following table reconciles net income to EBITDA for the years ended December 31, 2020, and December 31, 2019, respectively:

	Years Ended December 31,
	2020	2019
	(amounts in thousands)
Net income (loss)	$(9,274)	$7,034
Interest (income) expense, net	653	855
Taxes	—	—
Depreciation and amortization	4,540	4,129

EBITDA	(4,081)	12,018

EBITDA Margin	(6.5% )	10.6%

Restaurant-Level Operating Income and Restaurant-Level Operating Income Margin

Restaurant-Level Operating Income is presented on the statement of operations and reflects revenue less direct operating expenses for our restaurants. Non-cash items such as depreciation and amortization and charges for asset impairments and asset disposals are not included in Restaurant-Level Operating Income. Restaurant-Level Operating Income Margin is the calculation of Restaurant-Level Operating Income divided by revenue. We believe that Restaurant-Level Operating Income and Restaurant-Level Operating Income Margin provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results, as this measure depicts normal, recurring cash operating expenses essential to supporting the development and operations of our restaurants. We expect Restaurant-Level Operating Income to increase in proportion to the number of new restaurants we open and with our comparable restaurant sales growth.

However, you should be aware that Restaurant-Level Operating Income and Restaurant-Level Operating Income Margin are financial measures which are not indicative of overall results for our company, and Restaurant-Level Operating Income and Restaurant-Level Operating Income Margin do not accrue directly to the benefit of stockholders because of corporate-level expenses excluded from such measures.

Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Restaurant-Level Operating Income and Restaurant-Level Operating Income Margin may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate Restaurant-Level Operating Income and Restaurant-Level Operating Income Margin in the same fashion. Restaurant-Level Operating Income and Restaurant-Level Operating Income Margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP.

Average Unit Volume

“Average Unit Volume” or “AUV” means the average annual restaurant sales for all restaurants open for a full 18 months before the end of the period measured. AUV is calculated by dividing (x) annual revenue for the year presented for all such restaurants by (y) the total number of restaurants in that base. We have not made any adjustments to exclude restaurants in 2020 due to temporary closures and mandated capacity limitations caused by the COVID-19 pandemic. This measurement allows management to assess changes in consumer spending patterns at our restaurants and the overall performance of our restaurant base.

The following table shows the AUV for the years ended December 31, 2020, and December 31, 2019:

	Years Ended December 31,
	2020	2019
	(amounts in thousands)
Average Unit Volume	$2,307	$4,677

Comparable Restaurant Sales Growth

Comparable restaurant sales growth refers to the change in year-over-year sales for the comparable restaurant base. We include restaurants in the comparable restaurant base that have been in operation for at least 18 full months prior to the accounting period presented. Once a restaurant has been open 18 full months, it must have had continuous operations during both the current period and the prior year period being measured to remain a comparable restaurant. If operations were to be substantially impacted by unusual events that closed the location or significantly changed its capacity, that location is excluded from the comparable sales calculation until it has been operating continuously under normal conditions for both the current period and the year ago comparison period. Given the closures and capacity limitations caused by the COVID-19 pandemic, none of our restaurants were “comparable” during 2020.

Since opening new restaurants will be a significant component of our sales growth, comparable restaurant sales growth is only one measure of how we evaluate our performance. The following table shows the comparable restaurant sales growth for the years ended December 31, 2020, and December 31, 2019, respectively:

	Years Ended December 31,
	2020	2019
Comparable restaurant sales growth (%)	NA	(3.7%)
Comparable restaurant base	0	23

Number of Restaurant Openings

The number of restaurant openings reflects the number of restaurants opened during a particular reporting period. Before we open new restaurants, we incur pre-opening costs. New restaurants may not be profitable, and their sales performance may not follow historical patterns. The number and timing of restaurant openings has had, and is expected to continue to have, an impact on our results of operations. Although we expect to continue to implement our growth strategy, we temporarily stopped opening new restaurants in 2020 to conserve cash in response to the operational challenges posed by the COVID-19 pandemic. The following table shows the growth in our restaurant base for the years ended December 31, 2020, and December 31, 2019, respectively:

	Years Ended December 31,
	2020	2019
Restaurant activity:
Beginning of period	28	24
Openings	—	4
Closings	—	—

End of period	28	28

Components of Results of Operations

Revenues. Revenues represent sales of food and beverages in restaurants and, to a minor extent, also through our online portal. Restaurant revenues in a given period are directly impacted by the number of restaurants we operate, menu pricing, the number of customers visiting and comparable restaurant sales growth.

Food costs. Food costs are variable in nature, change with sales volume and are influenced by menu mix and subject to increases or decreases based upon fluctuations in commodity costs. Other important factors causing fluctuations in food costs include seasonality and restaurant management of food waste. Food costs are a substantial expense and are expected to grow proportionally as our sales grow.

Payroll and benefits. Payroll and benefits include all restaurant-level management and hourly labor costs, including wages, employee benefits and payroll taxes. Similar to the food costs that we incur, labor and related expenses at our restaurants are expected to grow proportionally as our sales grow. Factors that influence fluctuations in our labor and related expenses include the volume of sales at our restaurants, minimum wage and payroll tax legislation, the frequency and severity of workers’ compensation claims, and healthcare costs.

Occupancy expenses. Occupancy expenses include rent, common area maintenance and taxes for all restaurant locations, but excludes any related pre-opening costs.

Operating expenses. Operating expenses include supplies, utilities, repairs and maintenance, and other costs incurred directly at the restaurant level.

Pre-opening costs. Pre-opening costs include pre-opening period rent, maintenance, taxes, payroll and benefits costs, advertising and other expenses directly incurred by the new restaurant until the opening date of the restaurant opening.

General and administrative expenses. General and administrative expenses include expenses associated with corporate management supervisory functions that support the operations of existing restaurants and development of new restaurants, including compensation and benefits, travel expenses, legal and professional fees, marketing costs, information systems, corporate office rent and other related corporate costs. General and administrative expenses are expected to grow as our sales grow, including incremental legal, accounting, insurance and other expenses incurred as a public company including becoming compliant with the requirements of Sarbanes-Oxley and addressing our internal control weaknesses through implementing new accounting systems and hiring additional staff.

Consulting fees - related party. Consulting fees include expenses paid to a related party entity, which provides for annual fees of up to 25% of gross revenue in exchange for various consulting services. The related party is 100% owned by an executive officer, the services are for 17 of the restaurants, and such consulting fees are only paid to the extent we have adequate resources. Following this offering, consulting fees will be eliminated within three months as services are transitioned to us, although corporate general and administrative expenses are expected to increase correspondingly.

Management fees. Management fees include expenses paid to a third-party entity, which provides fixed fees for 10 restaurants and a percentage of gross revenue for one restaurant in exchange for management services. Following this offering, management fees will be phased out over six months, although corporate general and administrative expenses are expected to increase correspondingly.

Depreciation and amortization expenses. Depreciation and amortization expenses are periodic non-cash charges that consist of depreciation of fixed assets, including equipment and capitalized leasehold improvements. Depreciation is determined using the straight-line method over the assets’ estimated useful lives, ranging from five to seven years.

Interest expense net. Interest expense includes cash and non-cash charges related to our debt outstanding and finance lease obligations. Interest income reflects income earned on our investments and notes receivable.

Equity in income (loss) of equity method investee. Equity in income (loss) of equity method investee reflects our 50% ownership in a restaurant located in Hawaii which is accounted for using the equity method.

Results of Operations

The following table presents selected comparative results of operations from our audited financial statements for the year ended December 31, 2020 compared to the year ended December 31, 2019. Our financial results for these periods are not necessarily indicative of the financial results that we will achieve in future periods and results for the year ended December 31, 2020 reflect the impact of closures and operating restrictions stemming from the pandemic as described above. Certain totals for the table below may not sum to 100% due to rounding.

	Years Ended December 31,		Increase/(Decrease)
	2020	2019	Amount	%
		(amounts in thousands)
Revenue	$62,658	$113,870	(51,212)	-45.0%
Restaurant Operating Costs:
Food cost	20,684	37,545	(16,861)	-44.9%
Payroll and benefits	20,037	34,812	(14,775)	-42.4%
Occupancy expenses	8,401	8,362	39	0.5%
Operating expenses	7,439	9,186	(1,747)	-19.0%
Pre-opening costs	0	724	(724)	-100%

Total restaurant operating expenses	56,561	90,629	(34,068)	-37.6%

Restaurant-Level operating income	6,097	23,241	(17,144)	-73.8%

General and administrative	5,031	5,970	(939)	-15.7%
Consulting fees - related party	3,550	3,669	(119)	-3.2%
Management fees	1,420	2,183	(763)	-35.0%
Depreciation and amortization	4,540	4,129	411	10.0%

Total Costs and Expenses	71,102	106,580	(35,478)	-33.3%

Income (Loss) from Operations	(8,444)	7,290	(15,734)	-215.8%

Other Income, net	171	76	(95)	-125.0%
Interest expense, net	(653)	(855)	(202)	23.6%
Equity in income (loss) of equity method investee	(44)	593	(637)	-107.4%

Net Income	(8,970)	7,104	(16,074)	-226.3%

Net Income (Loss) attributable to noncontrolling interest	304	70	234	334.3%

Net income (loss) attributable to Gen LLC	$(9,274)	$7,034	(16,308)	-231.8%

	Years ended December 31,
	2020 % of Rev	2019 % of Rev
Revenue	100.0%	100.0%

Restaurant Operating Costs:
Food cost	33.0%	33.0%
Payroll and benefits	32.0%	30.6%
Occupancy expenses	13.4%	7.3%
Operating expenses	11.9%	8.1%
Pre-opening costs	0.0%	0.6%

Total restaurant operating expenses	90.3%	79.6%
Restaurant-Level operating income	9.7%	20.4%

General and administrative	8.0%	5.2%
Consulting fees - related party	5.7%	3.2%
Management fees	2.3%	1.9%
Depreciation and amortization	7.2%	3.6%

Total Costs and Expenses	113.5%	93.6%
Income (Loss) from Operations	-13.5%	6.4%

Other Income, net	0.3%	0.1%
Interest expense, net	-1.0%	-0.8%
Equity in income (loss) of equity method investee	-0.1%	0.5%

Net Income	-14.3%	6.2%
Net Income (Loss) attributable to noncontrolling interest	0.5%	0.1%

Net income (loss) attributable to Gen LLC	-14.8%	6.2%

Year Ended December 31, 2020 Compared to Year Ended December 30, 2019

Revenues. Revenues were $62.7 million in 2020 compared to $113.9 million in 2019, representing a decrease of approximately $51.2 million, or 45.0%. Due to COVID-19, on March 17, 2020, we temporarily closed all restaurants and subsequently re-opened certain restaurants at reduced indoor dining capacities and offered outdoor dining at certain restaurants, depending on local requirements. The decrease in sales was primarily driven by the temporary restaurant closures and reduced indoor dining capacities during the twelve months ended December 31, 2020.

Food costs. Food costs were $20.7 million in 2020 compared to $37.6 million in 2019, representing a decrease of approximately $16.9 million, or 44.9%. The decrease in food costs was primarily driven by the temporary restaurant closures and reduced indoor dining capacities during the twelve months ended December 31, 2020. As a percentage of revenue, food costs remained consistent at 33% for both years.

Payroll and benefits. Labor and related costs were $20.0 million in 2020 compared to $34.8 million in 2019, representing a decrease of approximately $14.8 million, or 42.4%. As a percentage of sales, labor and related costs increased to 32.0% during 2020, compared to 30.6% during 2019. In April 2020 we furloughed approximately 90% of our restaurant employees to conform with government mandated shut-down orders. We retained selected employees to support our take-out operations that we began to offer in many locations. By mid-June 2020, we had hired back approximately 50% of our furloughed restaurant employees as restrictions began to be lifted and modified indoor and outdoor operations were allowed. We continued operating between approximately 50% and 65% of our previous restaurant employee headcount through the end of 2020.

Occupancy expenses. Occupancy expenses were $8.4 million in both 2020 and 2019. As a percentage of revenue, occupancy expenses increased to 13.4% in 2020 compared to 7.3% in 2019. The increase in occupancy expenses as a percentage of revenue was due to the lower sales stemming from the temporary restaurant closures and reduced indoor dining capacities during the twelve months ended December 31, 2020.

Operating expenses. Operating expenses were $7.4 million in 2020 compared to $9.2 million in 2019, representing a decrease of $1.8 million, or 19.0%. As a percentage of revenue, operating expenses increased to 11.8% in 2020, compared to 8.1% in 2019. The increase in operating expenses as a percentage of revenue was primarily due to the decrease in sales caused by the temporary restaurant closures and reduced indoor dining capacities during the twelve months ended December 31, 2020.

Pre-opening costs. Pre-opening costs decreased by approximately $0.7 million from 2019 compared to 2020, as no new restaurants were opened during 2020.

General and administrative expenses. General and administrative expenses were $5.0 million in 2020 compared to $6.0 million in 2019, representing a decrease of approximately $1.0 million, or 15.7%. This decrease in general and administrative expenses was primarily due to headcount reductions and other cost saving initiatives designed to mitigate some of the negative cash flow impacts of the pandemic closures and operating restrictions during 2020. As a percentage of revenue, general and administrative expenses increased to 8.0% in 2020 from 5.2% in 2019. The increase in general and administrative expenses as a percentage of sales was a reflection of the decrease in sales due to the temporary restaurant closures and reduced indoor dining capacities during the twelve months ended December 31, 2020.

Consulting fees – related party. These fees were $3.6 million in 2020 compared to $3.7 million in 2019, a $0.1 million reduction.

Management fees. These fees were $1.4 million in 2020 compared to $2.2 million in 2019, a $0.8 million or 35.0% reduction that reflected a negotiated reduction in connection with the impact of COVID-19.

Depreciation and amortization expenses. Depreciation and amortization expenses were $4.5 million in 2020 compared to $4.1 million in 2019, representing an increase of approximately $0.4 million or 10.0%. The increase reflected a full year of depreciation costs for assets placed into service during 2019, largely for new restaurants opened that year. As a percentage of revenue, depreciation and amortization expenses increased to 7.2% in 2020 compared to 3.6% in 2019, primarily driven by the decrease in revenue due to the temporary restaurant closures and reduced indoor dining capacities in 2020.

Other income. Other income in 2020 consists of a gain on the sale of property, local city grants, insurance refunds, and other miscellaneous items. For 2019, other income consists primarily of outside labor charge income, filming income, and insurance reimbursements.

Interest expense, net. Interest expense, net includes cash and non-cash charges related to our debt outstanding and finance lease obligations. Interest expense, net decreased approximately $0.2 million, or 23.6%, in 2020, primarily due to re-payment of bank loans during 2020, as we paid down $2.4 million in bank loan debt in the third quarter of 2020.

Equity in income (loss) of equity method investee. Equity in income (loss) of equity method investee was a loss of $0.04 million in 2020 compared to income of $0.6 million in 2019, a decrease of $0.6 million reflecting the temporary closures and capacity restrictions related to the COVID-19 pandemic.

Liquidity and Capital Resources

Our business primarily relies on cash flow from operating activities as well as cash on hand and liquidity provided by our term loans with a related party. Our primary uses of cash are for operational expenditures and capital investments, including new restaurants, costs incurred for restaurant remodels and restaurant equipment and fixtures. There is no guarantee that if we need to raise any additional capital that we will be able to do so.

We believe that cash provided by operating activities and cash on hand will be sufficient to fund our lease obligations, capital expenditures and working capital needs for at least the next 12 months.

Summary of Cash Flows

Our primary sources of liquidity and cash flows are operating cash flows, cash on hand and debt borrowings. We use these sources to fund expenditures for new restaurant openings, reinvest in our existing restaurants, and increase our working capital. Our working capital position benefits from the fact that we generally collect cash from sales to guests the same day, or in the case of credit or debit card transactions, within several days of the related sale, and we typically have at least 30 days to pay our vendors.

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2020	2019
	(amounts in thousands)
Net cash provided by (used in) operating activities	(2,049)	11,974
Net cash provided by (used in) investing activities	(4,087)	(5,111)
Net cash provided by (used in) financing activities	6,614	(5,973)

We currently expect to distribute cash in the amount of $            to the existing owners of our business immediately prior to the Reorganization and this offering.

Cash Provided by (Used in) Operating Activities

Net cash used in operating activities during 2020 was $2.0 million, which resulted primarily from a net loss of $9.0 million, less non-cash charges of $4.5 million for depreciation and amortization, and net cash inflows of approximately $2.1 million from changes in operating assets and liabilities. The net cash inflows from changes in operating assets and liabilities were primarily the result of an increase of $2.3 million in accounts payable and a drop of $0.3 million in inventories, offset partially by a decrease of $0.7 million in accrued salaries and benefits, largely due to the timing of cash payments.

Net cash provided by operating activities during 2019 was $12.0 million, resulting primarily from net income of $7.1 million, plus non-cash charges of $4.1 million for depreciation and amortization, and net cash inflows of approximately $0.4 million from changes in operating assets and liabilities. The net cash inflows from changes in operating assets and liabilities were primarily the result of a reduction in prepaid expenses of $1.2 million and increases of $0.5 million in accrued salaries and benefits and $0.3 million in deferred rent expenses, largely offset by a decrease of $1.2 million in accrued liabilities and $0.3 million in accounts payable.

Cash Flows Used in Investing Activities

Net cash used in investing activities during 2020 was $4.1 million, primarily due to a $4.0 million loan to a related party.

Net cash used in investing activities during 2019 was $5.1 million due to purchases of property and equipment. The property and equipment purchases in 2019 were primarily for the four new restaurants opened during 2019.

Cash Flows Provided by (Used in) Financing Activities

Net cash provided by financing activities during 2020 was $6.6 million, largely due to the proceeds of $10.4 million from the PPP and EIDL Loans and $0.8 million in net proceeds from related parties, partially offset by $2.6 million in payments on bank loans, and $1.9 million in net distributions to equity members.

Net cash used in financing activities during 2019 was $6.0 million, primarily due to net distributions of $4.6 million to equity members, $1.2 million in payments on bank loans, and $0.3 million in net payments on related party loans.

Contractual Obligations

The following table presents our commitments and contractual obligations as of December 31, 2020, as well as our long-term obligations:

	Payments Due by Period
	Total	Less than 1 year	1 –3 years	3 –5 years	More than 5 years
	(in thousands)
Operating lease payments(1)	$16,401	$3,472	$5,177	$4,723	$3,029
Finance lease payments(2)	753	214	423	116	—
Note payable(3)	12,799	506	10,653	850	790
Note payable interest(4)	1,333	197	324	227	585
Notes payable – related party(5)	9,145	569	6,851	1,725	—

Total contractual obligations	$40,431	$4,958	$23,428	$7,641	$4,404

(1)

Represents future minimum lease payments for our restaurant operations and corporate office. Operating lease payments exclude contingent rent payments that may be due under certain of our leases based on a percentage of sales in excess of specified thresholds.

(2)	Reflects the principal payments during the lease terms.
(3)	Reflects the principal payment on third party notes.
(4)	Interest relates to the notes payable through maturity dates.
(5)	Reflects the principal payment on related party notes.

Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any material off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our discussion and analysis of operating results and financial condition are based upon our financial statements. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.

Our critical accounting policies are those that materially affect our financial statements and involve subjective or complex judgments by management. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, actual results may be materially different from the estimates. We believe the following critical accounting policies are affected by significant judgments and estimates used in the preparation of our financial statements and that the judgments and estimates are reasonable.

Operating and Finance Leases

Our office leases provide for fixed minimum rent payments. Our restaurant leases provide for fixed minimum rent payments and some require additional contingent rent payments based upon sales in excess of specified thresholds. When achievement of such sales thresholds is deemed probable, contingent rent is accrued in proportion to the sales recognized in the period. For operating leases that include free-rent periods and rent escalation clauses, we recognize rent expense based on the straight-line method. For the purpose of calculating rent expenses under the straight-line method, the lease term commences on the date we obtain control of the property. Lease incentives used to fund leasehold improvements are recognized when earned and reduce the operating right-of-use asset related to the lease. These are amortized through the operating right-of-use asset as reductions of expense over the lease term. Restaurant lease expense is included in occupancy expenses, while office lease expense is included in general and administrative expenses, on the accompanying financial statements.

Assets we acquired under finance lease arrangements are recorded at the lower of the present value of future minimum lease payments or fair value of the assets at the inception of the lease. Finance lease assets are amortized over the shorter of the useful life of the assets or the lease term, and the amortization expense is included in depreciation and amortization on the accompanying financial statements.

Impairment of Long-Lived Assets

We assess potential impairments of our long-lived assets, which includes property and equipment and operating lease right-of-use assets, in accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 360—Property, Plant and Equipment. An impairment test is performed on an annual basis or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. In determining the recoverability of the asset value, an analysis is performed at the individual restaurant level. Assets are grouped at the individual restaurant-level for purposes of the impairment assessment because a restaurant represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of an asset group is measured by a comparison of the carrying amount of an asset group to its estimated forecasted restaurant cash flows expected to be generated by the asset group. Factors considered by us in estimating future cash flows include, but are not limited to: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets; and significant negative industry or economic trends. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

No impairment loss was recognized during the years ended December 31, 2020 and December 31, 2019.

Quantitative and Qualitative Disclosure of Market Risks

Commodity and Food Price Risks

Our profitability is dependent on, among other things, our ability to anticipate and react to changes in the costs of key operating resources, including food and beverage and other commodities. We have been able to partially offset cost increases resulting from a number of factors, including market conditions, shortages or interruptions in supply due to weather or other conditions beyond our control, governmental regulations and inflation, by increasing our menu prices, as well as making other operational adjustments that increase productivity. However, substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be offset by menu price increases or operational adjustments.

Inflation Risk

The primary inflationary factors affecting our operations are food and beverage costs, labor costs, and energy costs. Our restaurant operations are subject to federal and state minimum wage and other laws governing such matters as working conditions, overtime and tip credits. Significant numbers of our restaurant personnel are paid at rates related to the federal and/or state minimum wage and, accordingly, increases in the minimum wage increase our labor costs. To the extent permitted by competition and the economy, we have mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years. Substantial increases in costs and expenses could impact our operating results to the extent such increases cannot be passed through to our guests. Historically, inflation has not had a material effect on our results of operations. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition or results of operations.

While we have been able to partially offset inflation and other changes in the costs of core operating resources by gradually increasing menu prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions could make additional menu price increases imprudent. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate the same sales growth in an amount sufficient to offset inflationary or other cost pressures.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We may take advantage of these exemptions until we are no longer an “emerging growth company.” Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period.

Recently Adopted Accounting Pronouncements

In April 2020, the staff of the Financial Accounting Standards Board, or FASB, issued a question-and-answer document that stated that entities may elect to account for lease concessions related to the effects of the COVID-19 pandemic as though the rights and obligations for those concessions existed as of the commencement of the contract rather than as a lease modification. Lessees may make the election for any lessor-provided lease concession related to the impact of the COVID-19 pandemic as long as the concession does not result in a substantial increase in the rights of the lessor or in the obligations of the lessee. We have made such election. We have received immaterial rent concessions that did not result in an extension of lease term. As such, this election did not have a material impact on the balance sheets, the statements of operations, statements of stockholders’ equity or statements of cash flows.

On September 1, 2019, the FASB issued ASU 2016-02, “Leases (Topic 842)”, or Topic 842 or ASC 842, along with related clarifications and improvements. This pronouncement requires lessees to recognize a liability for lease obligations, which represents the discounted obligation to make future lease payments, and a corresponding right-of-use asset on the balance sheet. The guidance requires disclosure of key information about leasing arrangements that is intended to give financial statement users the ability to assess the amount, timing, and potential uncertainty of cash flows related to leases. We are evaluating the impact of this new pronouncement and are anticipating adopting this pronouncement for the year beginning after December 31, 2021. In February 2020, the FASB issued ASU 2020-02, updating the effective date for Topic 842.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which is intended to simplify various aspects related tos accounting for income taxes. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. ASU 2019-12 is effective for us beginning in fiscal year 2022. We are currently evaluating the impact of the pending adoption of the new standard on our financial statements.

BUSINESS

Overview of GEN Korean BBQ

GEN Korean BBQ is one of the largest Asian casual dining restaurant concepts by total revenue in the United States. Founded by two Korean immigrants, we have grown over the last ten years to 28 company-owned restaurants by delivering an engaging and interactive dining experience where our guests serve as their own chefs. We offer an extensive menu of traditional Korean and Korean-American food, including high-quality meats, poultry, seafood and mixed vegetables, all at a superior value. Our restaurants have modern décor, lively Korean pop music playing in the background and embedded grills in the center of each table. Our food is served family style and requires guests to share and coordinate their cooking responsibilities, which fosters more meaningful interaction than traditional casual dining. We believe our unique culinary experience appeals to a vast segment of the population, particularly Millennials and Gen Z.

Our co-founders, Jae Chang and David Kim, both highly experienced and successful restauranteurs, joined forces to create our new Korean barbeque concept, opening our first restaurant in 2011 in Tustin, California. Since then, we have successfully opened profitable restaurants in multiple new markets. As of September 30, 2021, we operated 28 locations, across California, Arizona, Nevada, Hawaii and Texas.

Our Performance

All 28 restaurants were reopened for inside dining by March 30, 2021. As of September 30, 2021, only two of our restaurants were still operating under the reduced indoor seating requirements of the state and local regulatory authorities in Hawaii.

Although the COVID-19 pandemic has had a significant impact on our operations, our revenues in the nine months ended September 30, 2021 surpassed our pre-pandemic 2019 revenue levels. We achieved an EBITDA margin of     % in the nine months ended September 30, 2021.

We believe comparing our results for the nine months ended September 30, 2021 to the nine months ended September 30, 2019, rather than to the nine-month period ended September 30, 2020, provides a better representation of the current trends in our operations:

•	From the nine months ended September 30, 2019 to the nine months ended September 30, 2021, our revenue grew % to $ million from $ million.

•

From the nine months ended September 30, 2019 to the nine months ended September 30, 2021, our Restaurant-Level EBITDA grew     % to $            million from $         million. Our Restaurant-Level EBITDA margins for the nine months ended September 30, 2021 increased to     % from         % for the nine months ended September 30, 2019.

•

From the nine months ended September 30, 2019 to the nine months ended September 30, 2021, our EBITDA grew     % to $            million from $         million. Our EBITDA margins for the nine months ended September 30, 2021 increased to     % from         % for the nine months ended September 30, 2019.

We have also achieved the following financial metrics:

•	AUVs of approximately $4.7 million for the 23 restaurants that were open for 18 full months as of December 31, 2019.

•	Average Net Build-Out Costs for new units opened in 2019 of approximately $1.8 million.

•	Average Cash-On-Cash Returns of more than 70% for the 24 restaurants open for all of 2019.

•	Average Payback Period of 1.4 years for the 21 restaurants that had covered initial investment costs prior to the temporary COVID-19 shutdowns in early 2020.

Our recent financial results when compared with the nine months ended September 30, 2020 indicate that we have emerged from the COVID-19 pandemic as a stronger company:

•	From the nine months ended September 30, 2020 to the nine months ended September 30, 2021, our revenue grew % to $ million from $ million.

•

From the nine months ended September 30, 2020 to the nine months ended September 30, 2021, our Restaurant-Level EBITDA grew to $            million from $         million. Our Restaurant-Level EBITDA margins for the nine months ended September 30, 2021 increased to     % from     % for the nine months ended September 30, 2020.

•

From the nine months ended September 30, 2020 to the nine months ended September 30, 2021, our EBITDA grew to $            million from $         million. Our EBITDA margins for the nine months ended September 30, 2021 increased to     % from         % for the nine months ended September 30, 2020.

For a reconciliation of net income to EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Response to the COVID-19 Pandemic and How We Emerged as a Stronger Company

During the COVID-19 pandemic, we temporarily closed all of our 28 restaurants in March 2020. Faced with mandatory restaurant closures, imposed capacity limitations and other pandemic-related challenges, our foundational roots of persistence and resilience served us well. In response to the pandemic, we took various steps to reduce non-essential spend and postpone restaurant development.

Beginning in April 2020, we started to provide takeout options for our customers at 21 of our restaurants and outdoor dining at 13 of our restaurants, implementing all necessary procedures in accordance with federal, state and local health and safety policies. Since then, we believe the loosening of government capacity restrictions, vaccine roll-outs and consumers yearning for pre-pandemic lifestyles have driven our successful recovery. As of September 30, 2021, we had reopened all of our 28 restaurants for dinner and a majority of them for lunch, and we are experiencing unprecedented demand. We have been able to meet this recent surge in demand, even with tight labor conditions currently impacting the restaurant industry, due to our differentiated concept that requires no chefs and minimal numbers of employees at each location. We believe that we are well-positioned to continue to rebound as health and economic conditions improve.

For further information regarding our operations during the COVID-19 pandemic, see “Management’s Discussion and Analysis of Financial Results and Operations – Business Trends; Effects of COVID-19 on Our Business.

GEN Korean BBQ: An Engaging Dining Experience

We believe our restaurants offer a memorable dining experience. When our guests arrive, they are frequently met with crowds of other enthusiastic patrons eager to be seated. Guests are able to join our waitlist upon arrival, or ahead of time by checking in online, and can request their preferred seating option, choosing from our conventional table top grills, bars and, where available, outdoor seating areas.

As guests make their way to their tables, they are immediately met with the mouth-watering aromas and sizzling sounds of our offerings. From the unique modern décor, to the motion of our friendly staff quickly completing orders and the sounds of vibrant Korean pop music encompassing the interiors, the atmosphere in our restaurants is distinct and engages the senses.

Once seated, guests are welcomed with a diverse assortment of appetizing side dishes, or banchan. After sampling the banchan, guests turn their attention to our extensive menu, which encourages adventurous dining. Our curated selection features premium cuts of unmarinated and marinated beef, pork, poultry, seafood and mixed vegetables. Our thinly sliced tender briskets, thick cut pork belly, sweet marinated chicken and spicy shrimp, among other favorites, make for a delicious culinary experience. Our guests are able to place unlimited orders of any food item all for one affordable, fixed price. Guests can also purchase alcoholic beverages to enjoy throughout their dining experience. Since our guests serve as their own chefs and cook the majority of their meals themselves on a grill embedded in the center of each table, they experience minimal wait times once seated, have full control over their portions and are able to grill their food at their desired pace and temperatures.

Our Innovative Approach Drives Our Competitive Strengths

We believe we have been able to distinguish ourselves from other restaurant concepts by taking an innovative approach, focused on efficiency without compromising quality, highlighted by the following strengths:

Unlimited Orders at One Affordable, All-Inclusive Price. Our guests can order unlimited quantities of food for a fixed price ranging from $18.95 to $19.95 for lunch and $24.99 to $28.95 for dinner, depending on the restaurant location. Our affordable price points make our concept accessible to multiple demographics and allow our guests to discover a variety of traditional Korean and Korean-American fusion dishes at a fixed price compared to the a la carte pricing found at other casual dining restaurants.

Efficient “Cook-It-Yourself” Business Model. Using our “cook-it-yourself” model, we have been able to operate our restaurants with no chefs and limited personnel needed to process orders in the kitchen. Our menu items come ready-to-serve from our suppliers, allowing us to quickly fill guest orders after a simple transfer from package to plate. This approach ensures consistent food quality across all of our restaurants and provides for more efficient operations than traditional restaurants, which in turn allows us to cater to high traffic levels. Additionally, because our guests serve as their own chefs, we believe our kitchens require a smaller percentage of our footprint than other casual dining restaurant concepts, enabling more space for guest seating.

Strong Supplier Network Provides Foundation for Growth. We currently have exclusivity agreements with our key suppliers precluding them from selling Korean barbeque-related products to other distributors. In addition to our primary suppliers, we have established relationships with potential new suppliers that we can quickly engage if we are faced with supply chain disruptions. To date, we have not experienced any such disruptions. Our longstanding and consistent partnerships have allowed us to meet the pent-up demand we have experienced in 2021 as consumers are excited to return to on-premises dining. As we continue to scale and open new restaurants, we believe our strong supply network has the ability to support our growth.

Large Community of Millennial and Gen Z Enthusiasts. We have attracted a passionate and loyal group of Millennial and Gen Z enthusiasts who enjoy trying new cuisines of various ethnic origins. We believe these “foodies” enjoy our diverse menu of flavorful Korean and Korean-American food, affordable price points and differentiated dining ambience.

Unique Guest Experience Drives Positive Customer Ratings. Many of our guests express their enthusiasm for our concept experience by rating and reviewing our restaurants online. As of November 1 2021, we have a 4.0 and 4.3 average star rating on Yelp and Google across our 28 restaurants with 2,686 and 1,154 average reviews per restaurant on Yelp and Google, respectively. These strong, positive reviews have allowed us to rely on this type of word-of-mouth advertising to increase brand awareness in lieu of more traditional marketing efforts. As a result, in 2019, our annual marketing expenses comprised 0.2% of our total revenue, and for the nine months ended September 30, 2021, our marketing expenses represented     % of our total revenue.

In-House Design and Fabrication Capabilities. Well-functioning ventilation systems are critical to Korean barbeque restaurant concepts due to the need to simultaneously ventilate each table. In order to ensure a proper setup, many of our competitors rely on third-party contractors, who can be prohibitively expensive and require lengthy lead times. We take a different approach, designing and fabricating our ventilation systems in-house, which in turn provides us with greater control than our competition over quality, costs and lead times.

An Inspirational Founder-led Management Team. Our team is led by experienced and passionate senior management who are committed to providing the highest quality service and experience for our guests. Our co-founder, Jae Chang, has over 25 years of entrepreneurial experience in the restaurant and hospitality industry. Jae has grown a number of successful Asian restaurant concepts, including locations under the Shabuya, Sumo, Octopus, H2O Sushi and California Gogi brands. Our other co-founder, David Kim, is a seasoned restauranteur and entrepreneur who successfully established a career in the restaurant industry as a multi-unit franchisee of Denny’s, Carl’s Jr., Golden Corral and Pick-Up Stix. Prior to GEN, David led an investor consortium that purchased Baja Fresh from Wendy’s International, Inc., and later La Salsa, Inc. from CKE Restaurants. As CEO of Baja Fresh, David oversaw a company with sales of over $500 million and over 500 locations.

Our Growth Strategies

Open Additional Restaurants in New and Existing Markets. Since opening our original restaurant in Tustin, California, we have successfully opened profitable new restaurants throughout Southern and Northern California, and in Nevada, Texas, Hawaii and Arizona. We intend to leverage our expertise opening new restaurants to expand further into new geographies with the same rigorous and thoughtful new site and restaurant build-out process that we have successfully demonstrated in the past. Prior to the pandemic, we opened four new restaurants in both 2018 and 2019. Due to the COVID-19 pandemic, we opened no new restaurants in 2020 and expect to open no new restaurants in 2021. With COVID-19 restrictions eased, we have restarted our pipeline of new restaurants and currently plan to open three new restaurants in 2022. As of November 1, 2021, we have signed a lease for a new Texas location, which we currently expect to begin operations in the fourth quarter of 2022, and are negotiating leases for two other planned locations. Starting in 2023, we currently plan to open five to seven new restaurants annually in new and existing markets. We expect to open restaurants in new markets, such as in Florida, Oregon, Georgia, Washington, Virginia and New York. Based on an internal study we conducted, we believe that we have long-term total restaurant potential for over 250 restaurants in the United States. Our new restaurants have typically generated average Payback Periods of approximately 1.7 years with recent average Net Build-Out Costs of approximately $1.8 million. Going forward, we are targeting average Net Build-Out Costs of $3.0 million with AUVs of approximately $5.0 million for our new restaurant units, resulting in a target Payback Period of approximately 2.5 years, which may vary depending on the specific market. The combination of our strong expertise in constructing new restaurants and tremendous whitespace opportunity positions us well to expand our concept into new markets.

Increase Restaurant Sales and Profitability. We initiated modest price increases in 2021 in the second half of 2021 with no discernable change in guest behavior. We plan to continue to analyze and monitor price receptivity from our customers, and we believe there may be additional opportunities to implement modest price increases in the future with no material impact on customer traffic. Additionally, our strong supply chain capabilities and ability to operate with a limited number of employees have allowed us to control our costs. We continually look to invest in new technologies through rigorous testing and analyses to further improve and maintain an optimal cost structure, as well as to enhance our dining experience.

Selectively Pursue Wholesale Opportunities. With the favorable pricing terms we have established with our suppliers and distributors, during the pandemic we were able to continue providing a limited number of guests with our high-quality meats by introducing temporary bulk purchase options in 21 of our restaurants. Considering the positive response from our guests, we plan to selectively pursue wholesale opportunities going forward. We have engaged in early stage discussions with several national food retailers to offer our ready-to-serve meats. The COVID-19 pandemic served as an opportunity to not only assess the viability of a wholesale segment, but also to begin exploring other new service offerings we may be able to introduce to our existing business.

Our Food

Commitment to Quality. We are committed to providing our guests high-quality food that keeps them coming back for more. Items on our menu are sourced and prepared with premium ingredients. Our ready-to-serve dishes ensure consistent quality that guests can enjoy at any of our restaurants. For ten years, we have refined and improved our recipes, and we continue to explore new ways to further enhance our offerings.

Diverse Menu. Our menu features more than two dozen varieties of mouth-watering beef, pork, poultry and seafood, in addition to our wide selection of traditional Korean side dishes of pickled or fermented vegetables, or banchan, as well as mixed vegetables and other unique side dishes. Our beef selection is one of our most diverse and popular main offerings, followed by our pork, poultry and seafood selections. Our banchan, mixed vegetables and other side dishes also introduce a diverse range of flavors and texture profiles to complement our main offerings. At one affordable, fixed price, our guests are able to enjoy an unlimited parade of food items from our diverse menu options.

Select Menu Items

Beef

We currently offer many different cuts of marinated and unmarinated beef dishes. Our beef selection consists of our renowned thinly sliced premium beef brisket (chadol), sweet and savory beef (bulgogi), Korean-American Hawaiian steak and our signature bone-in marinated short rib (galbi), among others.

Pork

We currently offer several different cuts of marinated and unmarinated pork dishes. Our pork selection consists of our thick cut pork belly (samgyupsal) that is prepared in a variety of different ways, featuring our popular smoked garlic and red wine marinades as well as our thinly sliced marinated spicy pork (dweji bulgogi), among other our customer favorites.

Poultry

We offer several different marinated poultry dishes. Our poultry selection consists of popular Korean dishes, including our crispy Korean fried chicken and marinated spicy chicken (dak bulgogi), as well as Korean-American fusion dishes, such as garlic chicken served with a rich jalapeno cheese fondue, and Cajun chicken marinated with our proprietary sauces, among others.

Seafood

In addition to our other main offerings, we offer several different seafood dishes. Our seafood selection consists of our shrimp and calamari dishes, which are offered with a variety of different marinades.

Banchan

We offer a variety of traditional Korean side dishes, or banchan, which guests can enjoy before or with their main dishes. Our banchan consists of our homemade fermented cabbage (kimchi), a Korean staple that some guests cannot dine without, as well as our classic glass noodles with mixed vegetables (japchae), spicy rice cakes (tteokbokki) and sweet and savory potato salad (gamja salad), among others.

Mixed Vegetables and Other

In addition to our banchan, we also offer our guests an assortment of mixed vegetables and other unique side dishes, consisting of pre-prepared fried dumplings and deep-fried pork cutlets with cheese, among others.

Food Preparation, Quality and Safety. Our approach to food preparation, quality and safety is tied to our supply chain. The majority of the items on our menu are prepared and packaged by three main suppliers. We provide our suppliers with proprietary recipes and sauces and they marinade the raw meats, poultry, and seafood using computerized “tumbling” machines that ensure consistent quality. Across our menu, we are able to utilize many of the same ingredients and recipes, allowing us to purchase ingredients in large quantities and minimize costs. Our manufacturing partners portion, date, label and stamp each package of food, which is then shipped directly to each of our restaurants in a ready-to-serve format for guests to grill after being plated by our staff. Our suppliers typically deliver proteins and fresh produce two to three times per week. All of our food is processed and packaged in facilities that are in full compliance with USDA standards. We have also assembled a team that periodically inspects these facilities to further ensure the quality and safety of our food.

Our Suppliers and Distributors. We have three to five suppliers, with whom we have had long term relationships. In 2021, we entered into a multi-year contract with one of our previously-existing suppliers, which is one of the largest United States food-service distributors, to act as an order placement agent with our key suppliers. Our distributors ensure that our inventory levels are sufficient to meet the high demand we experience across our restaurants and make sure our food is delivered on a timely and consistent basis.

Our Loyal Guests

Our interactive and engaging dining experience, paired with our eclectic menu options that are available for one fixed price, has attracted guests of all types – from a small group of friends to large family gatherings celebrating special occasions such as birthdays or reunions. The majority of our tables enable guest party sizes of four to six people. Over the course of our ten year history, our concept has intrigued a multi-generational base of loyal supporters. Our diverse guest base includes a significant following of Millennial and Gen Z individuals, as well as food enthusiasts from various cultural backgrounds.

Our Restaurants

GEN’s Restaurant Footprint. Our first restaurants were opened in Southern California, where we now have 14 locations. In August 2015, we expanded into Northern California and the Las Vegas metropolitan area by opening restaurants in San Jose, California and Henderson, Nevada. In September 2016, we entered the Dallas-Fort Worth market with the opening of our Carrollton, Texas location. In 2017, we opened our first location in Honolulu, Hawaii and introduced our concept in Arizona with the opening of our Tempe location. Our locations in these new markets have replicated the impressive unit-level economics of our Southern California locations, validating the transportability of our restaurant concept.

As of September 30, 2021, we operated 28 restaurants in five states. Our restaurants range in size from 5,000 to 12,000 square feet, with total indoor and outdoor seating from 200 to 415 guests. We do not own any real estate and currently lease our corporate office and all of our restaurants, as well as a small warehouse where we store fixtures and equipment.

The table below presents the locations of our restaurants as of September 30, 2021:

City	State	Opened	City	State	Opened
Tustin	CA	Sep-2011	Honolulu	HI	Mar-2017
Westminster	CA	Nov-2012	Glendale	CA	Mar-2017
Alhambra	CA	Dec-2012	Fullerton	CA	Jul-2017
Oxnard	CA	Jun-2013	Fremont	CA	Aug-2017
Cerritos	CA	Jan-2014	Tempe	AZ	Sep-2017
Torrance	CA	Aug-2014	Las Vegas	NV	Dec-2017
Rancho Cucamonga	CA	Dec-2014	Concord	CA	Jan-2018
San Jose	CA	Aug-2015	San Jose	CA	Jan-2018
Henderson	NV	Aug-2015	San Diego	CA	May-2018
West Covina	CA	Sep-2015	Mountain View	CA	Nov-2018
Corona	CA	Dec-2015	Sacramento	CA	Mar-2019
Northridge	CA	Dec-2015	Pearlridge	HI	Apr-2019
Chino Hills	CA	Apr-2016	Frisco	TX	Jun-2019
Carrollton	TX	Sep-2016	Houston	TX	Oct-2019

Our lease terms are typically five or ten years with one or more five-year extension options. In addition, our leases sometimes offer tenant improvement allowances that have averaged approximately $0.3 million. In both 2019 and 2020, our annual occupancy expense, which consists of rent, common area maintenance and taxes for all of our restaurant locations, but excludes any related pre-opening costs, was approximately $8.4 million for all 28 of our restaurants. Going forward, we are targeting total annual occupancy expense of less than 10% of our total revenue.

Restaurant Development

Our restaurant development process from lease signing to opening new restaurant doors takes, on average, approximately ten months.

Site Selection. Our management team follows a disciplined site selection process, utilizing their industry expertise and relationships. We work with various brokers who help us target certain demographics and markets that meet our criteria, and they introduce us to potential new locations to assess. Our current strategy focuses on markets which contain a high level of overall ethnic diversity, a strong middle-class contingency and large median household sizes. Within these markets, we continue to perform further diligence to identify specific cities and neighborhoods with the most favorable demographics. In particular, we tend to gravitate towards a large and growing population of Millennial and Gen Z food enthusiasts. Although our targeted age demographic ranges from 18 to 41, we believe our restaurants appeal to a broader spectrum of customers and will continue to benefit from trends in consumers’ preferences towards trying new ethnic and exotic foods. We typically target in-line formats found in strip malls, considering factors such as residential and commercial population, traffic patterns and accessible parking, among others. We also opportunistically consider existing restaurant spaces in low-rise properties that do not require major renovations and offer favorable lease terms with tenant improvement allowances. Once a location is approved by our management team, we begin the design process.

Design. We place a significant emphasis on designing our restaurants to provide an interactive and engaging experience that is consistent across all locations. We provide a modern and vibrant atmosphere, featuring a unique inner restaurant décor with a blue neon theme. From our signature blue glass walls, blue lit booth rails and wooden slat walls, to our glass display cases and white leather couches, our guests dine in a modern ambience. With our unique “cook-it-yourself” restaurant model, we believe our kitchens comprise a smaller percentage of our footprint than other casual dining restaurant concepts. This in turn allows us to dedicate more floor space for guest seating and storage. Our restaurant design allows for a variety of seating arrangements that can accommodate both small and large groups and typically consists of 50 or more tables with embedded grills.

Build-Out. Going forward, we believe our new restaurants will require an average Net Build-Out Cost of $3.0 million. These costs may vary based on the market, restaurant size and the condition of the property. One of the key components of our build-outs is the design, fabrication and installation of the ventilation systems we utilize. Well-functioning ventilation systems are critical to Korean barbeque restaurant concepts due to the need to simultaneously ventilate each table. We design and fabricate our systems in-house, which in turn provides us with greater control over quality, costs and lead times. Our proprietary equipment complies with all appropriate regulations and safety standards, and is coupled with UL300-approved fire alarms and ANSUL fire suppressor systems. We typically have 50 or more ventilation systems for each restaurant, all operating independently and in unison, which is different than a traditional casual dining restaurant that only requires a few ventilation systems in their kitchen.

Restaurant Management

Restaurant Management and Employees. On average, each of our restaurants employs a total of 74 full-time and part-time employees who are managed by a General Manager. The actual number of personnel that work during a given shift varies depending on the day, as well as time. During any given shift, restaurants are typically staffed with one kitchen manager, two to four hosts, four to ten servers, four to five food preparers, one to two cashiers, two to three bussers, up to seven food runners, and three to four dishwashers.

Training and Employee Programs. To ensure a consistent and exceptional dining experience, we have established onboarding training programs for all of our restaurant employees. Employee training for restaurant managers typically requires approximately three to six months, while training for other restaurant employees ranges from 60 to 90 days. Our operating model which consists of no chefs and a relatively small staff primarily responsible for serving food leads to reduced complexity and time required for our training programs. When we staff a new restaurant preparing to open, we send a team of existing employees to the new restaurant to provide the training and to introduce and implant our cultural values. Our training programs for employees provide comprehensive guides specifically developed for each position.

Management Information and Systems

We use Revel for our point-of-sale (POS) system, a system designed for the restaurant industry. Our Revel POS system allows us to seamlessly track and monitor our sales, food and beverage costs and inventory levels. This system is integrated with the handheld tablets our staff use to take guest orders and process payments, and it includes customizable features which provide data that allow us to better understand our guest dining preferences. We use a combination of Automatic Data Processing, Inc. and Toast, Inc. software for our payroll and human resources systems. We have partnered with Yelp to allow our guests to check-in ahead of their visits in order reduce wait times they may otherwise encounter. We currently use QuickBooks for our accounting systems but may upgrade to another accounting system as we continue to grow the number of restaurants we operate. We rely on all of our third-party systems and application providers to protect the information of our customers and employees.

Our Industry

We believe that the unique, interactive culinary experience at our lively restaurants appeals to a vast segment of the population. This enables us to successfully compete with, and take share from, our competitors across the restaurant industry, particularly the chain restaurant industry, defined as restaurants where guests order while seated and pay after eating. The chain restaurant industry in the United States is expected to grow by 16.0% to $150 billion in sales in 2021 per IBISWorld, while sales have increased 7.2% since 2015. We believe we will expand our market share by leveraging our scale and compelling value proposition that many smaller casual dining restaurant concepts are not able to replicate.

Growing Embrace of Korean Culture. The increasing awareness of Korean culture among all demographics, particularly among Millennial and Gen Z populations, is expected to significantly add to our growing following of guests. With the likes of Gangnam Style, a Korean song that became the first YouTube video to reach one billion views, as well as subsequent hits produced by up and coming Korean artists such as BlackPink, BTS and Girls’ Generation, Korean culture continues to become a global phenomenon that has gained immense popularity in recent years. The increasing number of viral music video hits, as well as other well-received Korean entertainment, including recent Netflix survival drama television series, Squid Game, and the Academy award-winning Korean film, Parasite, have contributed to the tremendous growth of what is referred to as the “Hallyu wave.” According to the Korean Foundation, the “Hallyu wave”, which encompasses the increasing popularity and international spread of Korean food, language and culture since the 1990s, has amassed over 100 million fans across 109 countries, excluding South Korea, as of September 2020.

Competition

We compete primarily with casual dining concepts in the highly competitive and fragmented restaurant industry. Our competition includes a variety of small, local restaurants, medium-sized regional restaurants, and large national chains that primarily provide dine-in service. Within the casual dining category, we believe Asian restaurants, including Korean, Chinese, Thai, Vietnamese and Japanese concepts that often specialize in specific items or preparation methods, are among the least concentrated and most fragmented. We do not believe there is a casual dining concept at scale that offers the same compelling value proposition and unique dining experience.

Human Capital Resources

We offer a diverse environment full of passionate and talented people. Our team members are collaborative and supportive, with a driving desire to make a distinctive mark in the restaurant industry. Our core values drive our people initiatives as they focus on mutual respect, teamwork, continuous improvement and learning, gratitude, a positive attitude, and passion to be the best in our business. We believe we attract and retain superior talent because we offer a challenging work environment with opportunities to make a difference in our company’s future. We work together as one team, with the single vision of making our company successful.

As of September 30, 2021, we had 1,920 full-time and part-time employees. Approximately 36% of our workforce is female and 64% is male. Our senior leadership team (Vice President level and above) is 83% male and 17% female, while manager roles are approximately 60% male and 40% female. Our existing employees typically recruit new team members, although we may use outside recruiting support in selected circumstances.

Environmental Matters

We are subject to federal, state and local laws and regulations relating to environmental protection, including regulation of discharges into the air and water, storage and disposal of waste and clean-up of contaminated soil and groundwater. Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances on, in or emanating from such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances, and in some cases, we may have obligations imposed by indemnity provisions in our leases.

Government Regulation and Compliance

We are subject to various federal, state, and local regulations, including those relating to building and zoning requirements, public health and safety and the preparation and sale of food. The development and operation of restaurants depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic, and other regulations and requirements. Our restaurants are also subject to state and local licensing and regulation by health, sanitation, food and occupational safety, and other agencies, which regulation has increased in the wake of the COVID-19 pandemic. We may experience material difficulties or failures in obtaining the necessary licenses, approvals or permits for our restaurants, which could delay planned restaurant openings or affect the operations at our existing restaurants. In addition, stringent and varied requirements of local regulators with respect to zoning, land use, and environmental factors could delay or prevent development of new restaurants in particular locations.

Our operations are subject to the U.S. Occupational Safety and Health Act, which governs worker health and safety, as well as rules and regulations regarding COVID-19, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages and overtime, and a variety of similar federal, state and local laws (such as fair work week laws, immigration laws, various wage & hour laws, termination and discharge laws, and state occupational safety regulations) that govern these and other employment law matters. We may also be subject to lawsuits or investigations from our current or former employees, the U.S. Equal Employment Opportunity Commission, the Department of Labor, or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters, and we have been a party to a number of such matters in the past. These lawsuits and investigations require significant resources from our senior management and can result in material fines, penalties and/or settlements, some or all of which may not be covered by insurance, as well as significant remediation efforts that may be costly and time consuming, and which we may not implement effectively.

Intellectual Property

We protect our intellectual property primarily through a combination of trademarks, domain names, copyrights, and trade secrets. Domestically, we have registered our core marks, and are currently pursuing additional trademark registrations in the United States. We will continue to pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective.

We have procedures in place to monitor for potential infringement of our intellectual property, and it is our policy to take appropriate action to enforce our intellectual property, taking into account the strength of our claim, likelihood of success, cost, and overall business priorities.

Legal Proceedings

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, we do not believe the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations or cash flows.

MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Jae Chang	51	Co-Chief Executive Officer and Director
David Kim	52	Co-Chief Executive Officer and Director
Thomas V. Croal	62	Chief Financial Officer
		Director Nominees

Our Executive Officers

Jae Chang. Mr. Chang founded GEN by opening our first restaurant in September 2011 in Tustin, California and, since our formation in October 2021, he has served as our Co-Chief Executive Officer and Director. Prior to founding GEN, Mr. Chang has been the owner, operator and manager of multiple restaurant concepts since December 1999, including the Shabuya, Sumo, Octopus, H2O Sushi and California Gogi brands. Mr. Chang received his Bachelor of Science in Hospitality Management from California State Polytechnic University, Pomona.

Mr. Chang’s qualifications to serve on the Board include his extensive prior experience with our business as a co-founder and within the restaurant and hospitality industries, as well as his demonstrated business acumen, skills in entrepreneurship and focus on operational efficiency. Mr. Chang’s Board service also creates a direct, more open channel of communication between the Board and senior management.

David Kim. Mr. Kim joined GEN with Jae Chang shortly after the opening of our first restaurant in September 2011 and, since our formation in October 2021, he has served as our Co-Chief Executive Officer and Director. Before founding GEN, Mr. Kim served as Chief Executive Officer of La Salsa, Inc., a fast casual Mexican restaurant chain, from July 2007 to September 2011. Mr. Kim also served as Chief Executive Officer of Baja Fresh Enterprises, another fast casual Mexican restaurant chain, from October 2006 to September 2011, and prior to that served as President of Caliber Capital Group, an equity investment firm focused on distressed companies, from September 2005 to present. From August 2002 to September 2011, Mr. Kim was managing member of CinnaWorks, LLC, a national owner of Cinnabon franchises, and from November 1994 to March 2016, he was the managing member of Sweet Candy, LLC, owner of the retail candy concept Sweet Factory. From November 1994 to March 2016, Mr. Kim managed Golden Den Corp. and RD Restaurant Group, Inc., which owned Denny’s, Carl’s Jr., Golden Corral and Pick-Up Stix franchises. Mr. Kim has also established the Kim Family Foundation, through which he supports various charitable causes related to scholastic achievement and leadership.

Mr. Kim’s qualifications to serve on the Board include his wealth of experience with our business as our co-founder and within the restaurant industry, and his demonstrated business acumen and skills in entrepreneurship and business strategy. Mr. Kim’s Board service also creates a direct, more open channel of communication between the Board and senior management.

Thomas V. Croal. Mr. Croal has served as our Chief Financial Officer since July 2021. Prior to joining us, Mr. Croal served as Chief Financial Officer of Pancreatic Cancer Action Network, a non-profit organization focused on pancreatic cancer research, from January 2019 to July 2021. Mr. Croal also served as Senior Vice President and Chief Financial Officer of Silverado Senior Living Holdings, Inc., an operator of senior housing communities, from June 2007 to September 2018. From June 2005 to March 2007, Mr. Croal served as Senior Vice President and Chief Financial Officer of Sage Publications, Inc., a global independent publisher. Mr. Croal also served as Chief Financial Officer of PPONet, Inc., a preferred provider physicians network, from September 2004 to June 2005. Mr. Croal held various positions at Insight Health Services Corp., a healthcare service provider, including Chief Financial Officer and Chief Operating Officer, from September 1989 to March 2003. Mr. Croal was also previously a California Certified Public Accountant with Arthur Anderson & Co. Mr. Croal received his Bachelor of Science in Accounting from Loyola Marymount University.

Our Director Nominees

Family Relationships

No family relationship exists by or among our executive officers and directors.

Director Independence

The board of directors has determined that each of            ,            and            are “independent directors” as such term is defined by the applicable rules and regulations of the Exchange.

Board Composition

Upon the consummation of the offering, our board of directors will consist of             directors. In accordance with our amended and restated certificate of incorporation and bylaws, the number of directors on our board of directors will be determined from time to time by the board of directors.

Each director is to hold office until the next election of the class for which such director shall have been chosen and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors, whether resulting from an increase in the number of directors or the death, removal or resignation of a director.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any director may only be removed for cause by the affirmative vote of at least            % of the voting power of our outstanding shares of common stock.

Our amended and restated certificate of incorporation will provide that the board of directors will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. In connection with this offering,            ,            and            will be designated as Class I directors,                ,                and                 will be designated as Class II directors, and                 ,                  and                  will be designated as Class III directors.

Board Leadership Structure

We do not have a policy regarding whether the role of the chairperson of the board and chief executive officer should be separate or combined and our board of directors believes that we should maintain the flexibility to select the chairperson and chief executive officer and reorganize the leadership structure, from time to time, based on criteria that are in the Company’s best interests and the best interests of our stockholders and stakeholders. Our Board has designated                to serve as chairperson of the board. Our board of directors recognizes that, depending on the circumstances, other leadership models, such as separating the role of chairperson of the board with the role of chief executive officer, might be appropriate. Accordingly, our board of directors may periodically review its leadership structure. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure.

The role given to the lead independent director helps ensure a strong independent and active board of directors. In                , our independent directors designated                 to serve as our lead independent director upon the completion of this offering. In accordance with our Principles of Corporate Governance, in such role,                will have responsibility for: (a) presiding at meetings of the board of directors at which the chairperson of the board is not present, including executive sessions of the independent directors; (b) approving information sent to the board of directors; (c) approving the agenda and schedule for board meetings to provide that there is sufficient time for discussion of all agenda items; (d) serving as liaison between the chairperson of the board and the independent directors; (e) being available for consultation and communication with major stockholders upon request; and (f) performing such other designated duties as the board of directors may determine from time to time.

Director Election Standard

Our amended and restated bylaws will provide that directors will be elected using a majority vote standard in an uncontested director election (i.e., an election where, as of the record date, the only nominees are those nominated by our board of directors). Under this standard, a nominee for director will be elected to our board of directors if the votes cast for the nominee exceed the votes cast against the nominee. However, directors will be elected by a plurality of the votes cast in a contested election.

Under Delaware law, directors continue in office until their successors are elected and qualified or until their earlier resignation or removal. Our Principles of Corporate Governance will provide that our board of directors will nominate for election and appoint to fill board of directors vacancies only those directors who have tendered or agreed to tender an advance, irrevocable resignation that would become effective upon their failure to receive the required vote for election and Board acceptance of the tendered resignation.

Our Principles of Corporate Governance also will provide that the nominating and enterprise risk committee will consider the tendered resignation of a director who fails to receive the required number of votes for election, as well as any other offer to resign that is conditioned upon board of directors acceptance, and recommend to our board of directors whether or not to accept such resignation. If our board of directors does not accept the resignation, the director will continue to serve until his or her successor is elected and qualified.

Role of our Board in Risk Oversight

We face a number of risks, including those described under the section titled “Risk Factors” included elsewhere in this prospectus. Our board of directors believes that risk management is an important part of establishing, updating and executing on the company’s business strategy. Our board of directors, as a whole and at the committee level, has oversight responsibility relating to risks that could affect the corporate strategy, business objectives, compliance, operations and the financial condition and performance of the company. In particular, our audit committee and nominating and governance committee are responsible for overseeing our risk management processes and advising the board of directors on risk management policies and procedures. In addition, the audit committee oversees the assessment of the adequacy of our risk management framework and the identification of financial and non-financial risks, and the compensation committee oversees the identification of risks related to compensation and human capital management. Our board of directors focuses its oversight on the most significant risks facing the company and on its processes to identify, prioritize, assess, manage and mitigate those risks. Our board of directors and its committees receive regular reports from members of the company’s senior management on areas of material risk to the company, including strategic, operational, financial, legal and regulatory risks. While our board of directors has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on the company.

Board Committees

Following the completion of this offering, our board committees will include an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee

The primary responsibilities of our audit committee will be to oversee the accounting and financial reporting processes of our company, and to oversee the internal and external audit processes. The audit committee will also assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information provided to stockholders and others, and the system of internal controls established by management and the board of directors. The audit committee will oversee the independent auditors, including their independence and objectivity. However, committee members will not act as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management, or the independent auditors. The audit committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities, and to approve the fees and other retention terms of its advisors.

Upon the completion of this offering,                ,                  and                are expected to be the members of our audit committee. The board of directors has determined that                qualifies as an “audit committee financial expert” as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and that each of                ,                  and                are “independent” for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of the Exchange. We believe that the functioning of our audit committee complies with the applicable requirements of the SEC and the Exchange.

Compensation Committee

The primary responsibilities of our compensation committee will be to periodically review and approve the compensation and other benefits for our employees, officers and independent directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. Our compensation committee will also administer and have discretionary authority over the issuance of equity awards under our equity incentive plans.

The compensation committee may delegate authority to review and approve the compensation of our employees to certain of our executive officers, including with respect to awards made under our equity incentive plans. Even where the compensation committee does not delegate authority, our executive officers will typically make recommendations to the compensation committee regarding compensation to be paid to our employees and the size of equity grants under our equity incentive plans.

Upon the completion of this offering,                  ,                  and                  are expected to be the members of our compensation committee. The board of directors has determined that each of                  , and                  are “independent” for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of the Exchange.

Nominating and Governance Committee

Our nominating and governance committee will oversee our director nomination, risk management and corporate governance functions. The committee will make recommendations to our board of directors regarding director candidates and assist our board of directors in determining the composition of our board of directors and its committees.

Upon the completion of this offering,                  ,                  and                  are expected to be the members of our nominating and enterprise risk management committee. The board of directors has determined that each of                  ,                  and                  are “independent” for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of the Exchange.

Code of Conduct and Ethics

Our board of directors has adopted a code of conduct and ethics that establishes the standards of ethical conduct applicable to all directors, officers and employees of our company. The code addresses, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. The audit committee is responsible for applying and interpreting our code of conduct and ethics in situations where questions are presented to it. We expect that any amendments to the code or any waivers of its requirements applicable to our principal executive, financial or accounting officer, or controller will be disclosed on our website at www.genkoreanbbq.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

Compensation Committee Interlocks and Insider Participation

Our compensation committee will be composed of                ,                  and                 . None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors.

EXECUTIVE COMPENSATION

Our named executive officers, or NEOs, for the year ended December 31, 2020 are:

•	David Kim, our Co-Chief Executive Officer; and

•	Jae Chang, our Co-Chief Executive Officer.

During 2020, we only had two executive officers. Following the end of the 2020, we appointed a Chief Financial Officer, Thomas V. Croal; however, Mr. Croal was not employed by us at any time during 2020.

2020 Summary Compensation Table

The table below sets forth the annual compensation earned by or granted to the NEOs during the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
David Kim	2020	$289,000	—	—	3,600	$292,600
Co-Chief Executive Officer
Jae Chang(1)	2020	—	—	—	—	—
Co-Chief Executive Officer

(1)	Mr. Chang did not receive a base salary or any other employment-related compensation in 2020.

Narrative Disclosure to Summary Compensation Table

Base Salary

During 2020, Mr. Kim receive a base salary at an annual rate of $289,000. Mr. Chang did not receive a base salary during the 2020 Fiscal Year.

Annual Bonus

The Co-Chief Executive Officers did not receive any bonus or incentive compensation with respect to services performed in 2020.

Equity-Based Compensation

Historically, we have not provided any equity-based compensation awards to the Co-Chief Executive Officers. As described below, we have adopted a new equity incentive plan for use in granting equity-based compensation to executive officers and employees in connection with and following consummation of the Offering.

Employment Agreements

We are not party to employment agreements with either of the Co-Chief Executive Officers. We plan on entering into employment agreements with the Co-Chief Executive Officers in connection with this Offering.

Outstanding Equity Awards at December 31, 2020

We have not previously granted any equity-based compensation awards to either of the Co-Chief Executive Officers.

Additional Narrative Disclosure

Retirement Benefits

The Company has not maintained, and does not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. The Company maintains a 401(k) plan, but has not historically provided matching contributions under that plan.

Potential Payments Upon Termination or a Change in Control

We are not party to employment agreements or any other arrangements with either of the Co-Chief Executive Officers providing for payment upon a termination of employment and/or change in control.

2021 Equity Incentive Plan

In advance of the offering, we expect to adopt the GEN Inc. 2021 Equity Incentive Plan, or the 2021 Plan. The purpose of the 2021 Plan is to promote and closely align the interests of our employees, officers, non-employee directors, and other service providers and our stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2021 Plan are to attract and retain the best available personnel for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of the Company through incentives that are consistent with our goals and that link the personal interests of participants to those of our stockholders. The 2021 Plan will allow for the grant of stock options, both incentive stock options and “non-qualified” stock options; stock appreciation rights, or SARs, alone or in conjunction with other awards; restricted stock and restricted stock units, RSUs; incentive bonuses, which may be paid in cash, stock, or a combination thereof; and other stock-based awards. We refer to these collectively herein as Awards.

The following description of the 2021 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2021 Plan, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the 2021 Plan in its entirety. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this prospectus have the meanings assigned to them in the 2021 Plan.

Administration

The 2021 Plan will be administered by our compensation committee, or such other committee designated by our board of directors to administer the plan, which we refer to herein as the Administrator. The Administrator will have broad authority, subject to the provisions of the 2021 Plan, to administer and interpret the 2021 Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.

Stock Subject to 2021 Plan

The maximum number of shares of Class A common stock that may be issued under the 2021 Plan will not exceed                 shares, or the Share Pool, subject to certain adjustments in the event of a change in our capitalization. The Share Pool will be increased on January 1 of each calendar year beginning in 2022 by a number of shares equal to approximately 15% of the outstanding shares of Class A common stock on December 31 of the prior year. Shares of Class A common stock issued under the 2021 Plan may be either authorized and unissued shares or previously issued shares acquired by us. On termination or expiration of an Award under the 2021 Plan, in whole or in part, the number of shares of Class A common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to the Company will again become available for grant under the 2021 Plan. Additionally, shares retained or withheld in payment of any exercise price, purchase price or tax withholding obligation of an Award will again become available for grant under the 2021 Plan.

Limits on Non-Employee Director Compensation

Under the 2021 Plan, the aggregate dollar value of all cash and equity-based compensation (whether granted under the Plan or otherwise) to our non-employee directors for services in such capacity shall not exceed $                during any calendar year. However, during the calendar year in which a non-employee director first joins our Board or during any calendar year in which a non-employee director serves as chairman or lead director, such aggregate limit shall instead be $                .

Types of Awards

Stock Options. All stock options granted under the 2021 Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed ten years, and other terms and conditions. Subject to the express provisions of the 2021 Plan, options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the Class A common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares or withholding of shares deliverable upon exercise. Other than in connection with a change in our capitalization, we will not, without stockholder approval, reduce the exercise price of a previously awarded option, and at any time when the exercise price of a previously awarded option is above the fair market value of a share of Class A common stock, we will not, without stockholder approval, cancel and re-grant or exchange such option for cash or a new Award with a lower (or no) exercise price.

Stock Appreciation Rights or SARs. SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the Class A common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in Class A common stock, cash, restricted stock, or a combination thereof, at the Administrator’s discretion.

Restricted Stock and RSUs. Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Incentive Bonuses. Each incentive bonus will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a specified performance period. The Administrator will establish the performance criteria and level of achievement versus these criteria that will determine the threshold, target, and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.

Other Stock-Based Awards. Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of stock.

Performance Criteria. The Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability

Awards generally may not be sold, transferred for value, pledged, assigned or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.

Amendment and Termination

Our board of directors has the right to amend, alter, suspend or terminate the 2021 Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2021 Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for us, the 2021 Plan or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2021 Plan is expected to be adopted by our board of directors and our stockholders in connection with this offering and will automatically terminate, unless earlier terminated by our board of directors, ten years after such approval by our board of directors.

Director Compensation

During 2020, none of our directors received compensation for their service on our board of directors. In connection with this offering, we expect to adopt a director compensation program pursuant to which we expect to pay a combination of cash retainers and equity awards to each of our non-employee directors for his or her services on our board of directors. We also expect that the director compensation program will provide each director with reimbursement for reasonable travel and miscellaneous expenses incurred in attending meetings and activities of our board of directors and its committees.

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our Class A common stock and Class B common stock as of the date of this prospectus by (1) each person known to us to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock, (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group. This beneficial ownership information is presented after giving effect to the Reorganization and both before and after the issuance of            shares of Class A common stock in this offering.

The number of shares of Class A common stock listed in the table below represents shares of Class A common stock directly owned, and assumes no exchange of Class B units for Class A common stock. As described in “Organizational Structure” and “Certain Relationships and Related Person Transactions—GEN LLC Agreement,” each Class B stockholder will be entitled to have their Class B units exchanged for shares of Class A common stock on a one-for-one basis, or, at our election, for cash. In connection with this offering, we will issue to each Class B stockholder one share of Class B common stock for each Class B unit it beneficially owns. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of Class B units each Class B stockholder will beneficially own immediately after this offering. See “Organizational Structure.” Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options and warrants that are exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o GEN Inc., 11472 South Street, Cerritos, CA 90703.

	Before the Offering			After the Offering if Underwriters’ Option is Not Exercised
	Class A Common Stock	Class B Common Stock	Total Voting Power	Class A Common Stock Owned		Class B Common Stock Owned		Total Voting Power
Name of Beneficial Owner	Number	Number	%	Number	%	Number	%	%
Named Executive Officers and Directors:
Jae Chang
David Kim
Thomas V. Croal

All executive officers and directors as a group ( persons)
Other 5% Beneficial Owners:

After the Offering if Underwriters’ Option is Exercised
	Class A Common Stock Owned		Class B Common Stock Owned		Total Voting Power
Name of Beneficial Owner	Number	%	Number	%	%
Named Executive Officers and Directors:
Jae Chang
David Kim
Thomas V. Croal

All executive officers and directors as a group ( persons)
Other 5% Beneficial Owners:

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of certain relationships and transactions since January 1, 2018, involving our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them.

Proposed Transactions

GEN Inc. has had no assets or business operations since its incorporation and has not engaged in any transactions with our current directors, director nominees, executive officers or sole security holder prior to the Reorganization and this offering. In connection with the Reorganization and this offering, we will engage in certain transactions with certain of our directors, director nominees, each of our executive officers and other persons and entities who will become holders of 5% or more of our voting securities, through their ownership of shares of our Class B common stock, upon the consummation of the Reorganization and this offering. These transactions are described in “Organizational Structure.”

The Reorganization

In connection with the Reorganization, we will enter into the Tax Receivable Agreement, the GEN LLC Agreement and the Registration Rights Agreement. We will also acquire from GEN LLC Class A units using the proceeds of this offering, issue Class B common stock to continuing members of GEN LLC, and from time to time after this offering, allow continuing members of GEN LLC to exchange Class B units for shares of our Class A common stock or, at our election, for cash, on an ongoing basis.

The following are summaries of certain provisions of our related party agreements, which are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore encourage you to review the agreements in their entirety. Copies of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

Tax Receivable Agreement

Following this offering, the members of GEN LLC (not including GEN Inc.) may exchange their Class B units for shares of GEN Inc.’s Class A common stock on a one-for-one basis or, at GEN Inc.’s election, for cash. Any beneficial holder exchanging Class B units must ensure that the applicable corresponding number of shares of Class B common stock are delivered to us for cancellation as a condition of exercising its right to exchange Class B units for shares of our Class A common stock or, at our election, for cash. As a result of this initial purchase and any subsequent exchanges, we will become entitled to a proportionate share of the existing tax basis of the assets of GEN LLC. In addition, GEN LLC will have in effect an election under Section 754 of the Code for the taxable year of the offering and each taxable year in which an exchange occurs, which is expected to result in increases to the tax basis of the tangible and intangible assets of GEN LLC which will be allocated to GEN Inc. These increases in tax basis are expected to increase GEN Inc.’s depreciation and amortization deductions for tax purposes and create other tax benefits and may also decrease gains (or increase losses) on future dispositions of certain assets and therefore may reduce the amount of tax that GEN Inc. would otherwise be required to pay.

GEN Inc. will enter into a tax receivable agreement for the benefit of the continuing members of GEN LLC (not including GEN Inc.), pursuant to which GEN Inc. will pay            % of the amount of the net cash tax savings, if any, that GEN Inc. realizes (or, under certain circumstances, is deemed to realize) as a result of

(i) increases in tax basis (and utilization of certain other tax benefits) resulting from GEN Inc.’s acquisition of a continuing member’s GEN LLC units in connection with this offering and in future exchanges and (ii) any payments GEN Inc. makes under the Tax Receivable Agreement (including tax benefits related to imputed interest).

GEN Inc. will retain the benefit of the remaining            % of these net cash tax savings. The obligations under the Tax Receivable Agreement will be GEN Inc.’s obligations and not obligations of GEN LLC. For purposes of the Tax Receivable Agreement, the benefit deemed realized by GEN Inc. will be computed by comparing GEN Inc.’s U.S. federal, state and local income tax liability to the amount of such U.S. federal, state and local taxes that GEN Inc. would have been required to pay had it not been able to utilize any of the benefits subject to the Tax Receivable Agreement. The actual tax benefits realized by GEN Inc. may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or have expired, unless GEN Inc. exercises its right to terminate a Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to a change in control or our breach of a material obligation thereunder), in which case, GEN Inc. will be required to make the termination payment specified in the Tax Receivable Agreement, as described below. We expect that all of the intangible assets, including goodwill, of GEN LLC allocable to GEN LLC units acquired or deemed acquired by GEN Inc. from existing members of GEN LLC at the time of this offering and in taxable exchanges following this offering will be amortizable for tax purposes.

Estimating the amount and timing of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors and future events. The actual increase in tax basis and utilization of tax attributes, as well as the amount and timing of any payments under the agreement, will vary depending upon a number of factors, including:

•

the timing of purchases or future exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of GEN LLC at the time of each purchase of units from the continuing members of GEN LLC in this offering or each future exchange;

•

the price of shares of our Class A common stock at the time of the purchase or exchange—the tax basis increase in the assets of GEN LLC is directly related to the price of shares of our Class A common stock at the time of the purchase or exchange;

•

the extent to which such purchases or exchanges are taxable—if the purchase of units from the continuing members of GEN LLC in connection with this offering or any future exchange is not taxable for any reason, increased tax deductions will not be available;

•	the amount of the exchanging unitholder’s tax basis in its units at the time of the relevant exchange;

•

the amount, timing and character of GEN Inc.’s income—we expect that the Tax Receivable Agreement will require GEN Inc. to pay            % of the net cash tax savings as and when deemed realized. If GEN Inc. does not have taxable income during a taxable year, GEN Inc. generally will not be required (absent a change in control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no benefit will have been realized. However, any tax benefits that do not result in net cash tax savings in a given tax year may generate tax attributes that may be used to generate net cash tax savings in previous or future taxable years. The use of any such tax attributes will generate net cash tax savings that will result in payments under the Tax Receivable Agreement; and

•	U.S. federal, state and local tax rates in effect at the time that we realize the relevant tax benefits.

In addition, the amount of each continuing member’s tax basis in its GEN LLC units at the time of the purchase or exchange, the depreciation and amortization periods that apply to the increases in tax basis, the timing and amount of any earlier payments that GEN Inc. may have made under the Tax Receivable Agreement and the portion of GEN Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis are also relevant factors.

GEN Inc. will have the right to terminate the Tax Receivable Agreement, in whole or in part, at any time. The Tax Receivable Agreement will provide that if (i) GEN Inc. exercises its right to early termination of the Tax Receivable Agreement in whole (that is, with respect to all benefits due to all beneficiaries under the Tax Receivable Agreement) or in part (that is, with respect to some benefits due to all beneficiaries under the Tax Receivable Agreement), (ii) GEN Inc. experiences certain changes in control, (iii) the Tax Receivable Agreement is rejected in certain bankruptcy proceedings, (iv) GEN Inc. fails (subject to certain exceptions) to make a payment under the Tax Receivable Agreement within             days after the due date or (v) GEN Inc. materially breaches its obligations under the Tax Receivable Agreement, GEN Inc. will be obligated to make an early termination payment to the beneficiaries under the Tax Receivable Agreement equal to the present value of all payments that would be required to be paid by GEN Inc. under the Tax Receivable Agreement. The amount of such payments will be determined on the basis of certain assumptions in the Tax Receivable Agreement. The amount of the early termination payment is determined by discounting the present value of all payments that would be required to be paid by GEN Inc. under the Tax Receivable Agreement at a rate equal to the lesser of (a)             % and (b) the SOFR plus              basis points.

The payments that we will be required to make under the Tax Receivable Agreement are expected to be substantial. If all of the continuing members of GEN LLC were to exchange their GEN LLC units, we would recognize a deferred tax asset of approximately $            million and a liability of approximately $            million, assuming (i) that the continuing members redeemed or exchanged all of their GEN LLC units immediately after the completion of this offering at the initial public offering price of $            per share of Class A common stock, (ii) no material changes in relevant tax law, (iii) a constant combined effective income tax rate of            % and (iv) that we have sufficient taxable income in each year to realize on a current basis the increased depreciation, amortization and other tax benefits that are the subject of the Tax Receivable Agreement. The actual future payments to the continuing members of GEN LLC will vary based on the factors discussed above, and estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors and future events. See “Risk Factors—Risks Relating to Governmental Regulation and Tax Matters—In certain circumstances, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual tax benefits, if any, that GEN Inc. actually realizes.”

Decisions made in the course of running our business, such as with respect to mergers and other forms of business combinations that constitute changes in control, may influence the timing and amount of payments we make under the Tax Receivable Agreement in a manner that does not correspond to our use of the corresponding tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of GEN Inc.’s tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of SOFR plus              basis points from the due date (without extensions) of such tax return. Late payments generally accrue interest at a rate of SOFR plus              basis points. Because of our structure, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of GEN LLC to make distributions to us. The ability of GEN LLC to make such distributions will be subject to, among other things, restrictions in the agreements governing our debt. If we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. Although we are not aware of any material issue that would cause the IRS to challenge a tax basis increase, GEN Inc. will not, in the event of a successful challenge, be reimbursed for any payments previously made under the Tax Receivable Agreement (although GEN Inc. would reduce future amounts otherwise payable to a holder of rights under the Tax Receivable Agreement to the extent such holder has received excess payments). No assurance can be given that the IRS will agree with our tax reporting positions, including the allocation of value among our assets. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement significantly in excess of the benefit that GEN Inc. actually realizes in respect of the increases in tax basis (and utilization of certain other tax benefits) resulting from (i)(x) GEN Inc.’s acquisition of GEN LLC units in connection with this offering and (y) GEN Inc.’s acquisition of GEN LLC units from continuing members of GEN LLC in future exchanges and (ii) any payments GEN Inc. makes under the Tax Receivable Agreement. GEN Inc. may not be able to recoup those payments, which could adversely affect GEN Inc.’s financial condition and liquidity.

The obligation to make payments under the Tax Receivable Agreement generally will be senior to any similar obligation under any tax receivable agreement that may be entered into in the future. No holder of rights under the Tax Receivable Agreement (including the right to receive payments) may transfer its rights to another person without the written consent of GEN Inc., except that all such rights may be transferred to another person to the extent that the corresponding GEN LLC units are transferred in accordance with the GEN LLC Agreement.

GEN LLC Agreement

In connection with this offering and the Reorganization, the members of GEN LLC will amend and restate the GEN LLC Agreement. In its capacity as the managing member, GEN Inc. will control all of GEN LLC’s business and affairs. GEN Inc. will hold all of the Class A units of GEN LLC. Holders of Class A units and Class B units will generally be entitled to one vote per unit with respect to all matters as to which members are entitled to vote under the GEN LLC Agreement. Class A units and Class B units will have the same economic rights per unit.

Following the offering, any time GEN Inc. issues a share of Class A common stock for cash, the net proceeds received by GEN Inc. will be promptly used to acquire a Class A unit unless used to settle an exchange of a Class B unit for cash. Any time GEN Inc. issues a share of Class A common stock upon an exchange of a Class B unit or settles such an exchange for cash, as described below, GEN Inc. will contribute the exchanged unit to GEN LLC and GEN LLC will issue to GEN Inc. a Class A unit. If GEN Inc. issues other classes or series of equity securities (other than pursuant to our incentive compensation plans), GEN LLC will issue to GEN Inc. an equal amount of equity securities of GEN LLC with designations, preferences and other rights and terms that are substantially the same as GEN Inc.’s newly issued equity securities. If at any time GEN Inc. issues a share of its Class A common stock pursuant to the 2021 Plan, GEN Inc. will contribute to GEN LLC all of the proceeds it receives (if any) and GEN LLC will issue to GEN Inc. an equal number of its Class A units, having the same restrictions, if any, as are attached to the shares of Class A common stock issued under the plan. If GEN Inc. repurchases, redeems or retires any shares of Class A common stock (or equity securities of other classes or series), GEN LLC will, immediately prior to such repurchase, redemption or retirement, repurchase, redeem or retire an equal number of Class A units (or its equity securities of the corresponding classes or series) held by GEN Inc., upon the same terms and for the same consideration, as the shares of GEN Inc.’s Class A common stock (or equity securities of such other classes or series) are repurchased, redeemed or retired. In addition, membership units of GEN LLC, as well as our common stock, will be subject to equivalent stock splits, dividends, reclassifications and other subdivisions. In the event GEN Inc. acquires Class A units without issuing a corresponding number of shares of Class A common stock, it will make appropriate adjustments to the exchange ratio of Class B units to Class A common stock.

GEN Inc. will have the right to determine when distributions will be made to holders of units and the amount of any such distributions, other than with respect to tax distributions as described below. If a distribution is authorized, except as described below, such distribution will be made to the holders of Class A units and Class B units on a pro rata basis in accordance with the number of units held by such holder.

The holders of units, including GEN Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of GEN LLC. Net profits and net losses of GEN LLC will generally be allocated to holders of units (including GEN Inc.) on a pro rata basis in accordance with the number of units held by such holder; however, under applicable tax rules, GEN LLC will be required to allocate net taxable income disproportionately to its members in certain circumstances. The GEN LLC Agreement will provide for quarterly cash distributions, which we refer to as “tax distributions,” to the holders of the units in a manner to approximate an amount to enable each member to pay applicable taxes on taxable income allocable to such member. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, GEN Inc. shall receive a tax distribution calculated using the corporate tax rate, before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed first to the other members pro rata. GEN LLC will also make non-pro rata payments to GEN Inc. to reimburse it for corporate and other overhead expenses (which payments from GEN LLC will not be treated as distributions under the GEN LLC Agreement). Notwithstanding the foregoing, no distribution will be made pursuant to the GEN LLC Agreement to any unitholder if such distribution would violate applicable law or result in GEN LLC or any of its subsidiaries being in default under any material agreement.

The GEN LLC Agreement provides that GEN LLC may elect to apply an allocation method with respect to certain of its investment assets that are held at the time of the closing of this offering that is expected to result in the future, solely for tax purposes, in certain items of loss being specially allocated to us and corresponding items of gain being specially allocated to the other members of GEN LLC. In conjunction herewith, the Tax Receivable Agreement provides that GEN Inc. will pay over to the certain other members of GEN LLC    % of the net tax savings to GEN Inc. attributable to those tax losses.

The GEN LLC Agreement provides that it may generally be amended, supplemented, waived or modified by GEN Inc. in its sole discretion without the approval of any other holder of units, except in the case of amendments that would modify the limited liability of a member or increase the obligation of a member to make capital contributions, adversely affect the right of a member to receive distributions or cause GEN LLC to be treated as a corporation for tax purposes.

The GEN LLC Agreement will also entitle certain continuing members (and certain permitted transferees thereof) to exchange their Class B units together with an equal number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash. The exchange ratio is subject to appropriate adjustment by GEN Inc. in the event Class A units are issued to GEN Inc. without issuance of a corresponding number of shares of Class A common stock or in the event of certain reclassifications, reorganizations, recapitalizations or similar transactions.

The GEN LLC Agreement will permit the Class B unitholders to exercise their exchange rights subject to certain reasonable timing procedures and other conditions. The GEN LLC Agreement will provide that an owner will not have the right to exchange Class B units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with the Company, GEN LLC or any of their subsidiaries to which GEN LLC unitholder is subject. We intend to impose additional restrictions on exchanges that we determine to be necessary or advisable so that GEN LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.

The GEN LLC Agreement also provides for mandatory exchanges under certain circumstances, including at the option of GEN Inc., if the number of units outstanding (other than those held by GEN Inc.) is less than a minimum percentage and in the discretion of GEN Inc., with the consent of holders of at least 50% of the outstanding Class B units.

Any beneficial holder exchanging Class B units must ensure that the applicable corresponding number of shares of Class B common stock are delivered to us for retirement as a condition of exercising its right to exchange Class B units for shares of our Class A common stock, or, at our election, for cash.

Registration Rights Agreement

Prior to the consummation of this offering, we intend enter into a Registration Rights Agreement. This agreement will provide holders of our Class B common stock with certain registration rights whereby, at any time following the lockup restrictions described in this prospectus, they will have the right to require us to register under the Securities Act the shares of Class A common stock issuable upon exchange of Class B units. The Registration Rights Agreement will also provide for piggyback registration rights for the holders party thereto, subject to certain conditions and exceptions.

Transactions Prior to this Offering

GKBH Loan

GKBH Restaurant, LLC operates as Gen Korean BBQ in Hawaii. On April 1, 2016, Gen Hawaii, LLC, an investment company, made an investment of $200,000 for a 50% interest in GKBH Restaurant, LLC.

Ignite Notes

As of December 31, 2020, we have notes receivable of $3,960,000 from Ignite, which is 100% owned by one of our founders, with an interest rate of 2.50% per annum and a maturity date of April 24, 2021. Interest earned through December 31, 2020 was $69,219. Additionally, between the months of April and June, 2021, we added additional investments and notes receivable from Ignite, resulting in an aggregate notes receivable amount of approximately $13.0 million.

Each of entities, GEN Alhambra, GEN Cerritos, GEN Torrance, GEN Rancho Cucamonga, GEN San Jose, GEN Northridge, GEN Chino Hills, GEN Carrolton, GEN Hawaii, GEN Fremont, GEN Online, GEN Concord, GEN Westgate, GEN Mountain View, GEN Sacramento, GEN Pearlridge, GEN Frisco, and GEN Texas (collectively, the Borrowers) has notes payable to Ignite, owned by one of the members of the Company, each with similar terms. Each note allows for draws to be made as individual loans. The total amount of loans under each agreement becomes due on the fifth anniversary of each note. Maturity dates range from January 2020 to May 2023. Interest accrues on each loan using the simple interest method at interest rates ranging from 2.75% to 5.00% of the outstanding principal balance. Interest is to be paid annually, one year in arrears. Ignite has a security interest in the assets of the Borrowers. There are no financial covenants in the note payable agreements. As of December 31, 2020, the outstanding principal under the Ignite notes payable amounted to $9,144,073.

Between April and May 2021, all principal payments for notes due within one year were received from the related party in the aggregate of $3.36 million. One loan for $600,000 is due April 2022.

GEN Alhambra Note

As of December 31, 2018, GEN Alhambra had a note payable with each of the Separate Shares Trusts of the Kim Family Living Trust (Trusts), beneficially owned by one of our founders and his direct family, each with similar terms; each note allows for draws to be made as individual loans, for a balance due of $281,000. The total amount of loans under each agreement becomes due on the fifth anniversary of each note. The loans were paid off during 2019.

Ignite Consulting

On August 29, 2014, we entered into a consulting agreement with Ignite, or the Consulting Agreement, 100% owned by one of our founders, which provides for annual fees of up to 25% of gross revenue in exchange for various consulting services. Such consulting fees are only paid to the extent we and our related entities have adequate resources. During the year ended December 31, 2020, and 2019, $3.5 and $3.7 million was expensed and paid pursuant to the Consulting Agreement, respectively.

Fast Fabrications LLC

During the year ended December 31, 2020 and 2019, the Company paid approximately $0 and $400,000, respectively, to Fast Fabrications, an affiliate 100% owned by an employee of the Company, who is a partner of several of the LP entities and a member of GEN Hawaii, in the exchange of services for Korean BBQ restaurant interior construction. Fees paid to Fast Fabrications were capitalized as property and equipment in the accompanying combined balance sheets. Following the consummation of this offering, we will own Fast Fabrications.

Pacific Global

We purchased approximately $1.5 and $2.6 million for the year ending December 31, 2020 and 2019, respectively, of food and supplies from Pacific Global, which is 100% owned by one of our founders and his direct family. Included in accounts payable were outstanding obligations for food and supply purchases from Pacific Global of approximately, $0.3 million and $0.2 million for the years ended December 31, 2020 and 2019, respectively.

Wise Universal, Inc.

We purchased approximately $4.8 and $9.7 million of food from Wise Universal, an affiliate 60% owned by one of our founders for the years ending December 31, 2020 and 2019, respectively. As of December 31, 2020, and 2019, included in accounts payable were outstanding obligations for food purchases from Wise Universal of approximately $0.2 and $0.6 million, respectively.

Notes Payable to JC Holdings Group, LLC and Octopus Restaurant Long Beach, Inc.

We have notes payable to JC Holdings Group, LLC and Octopus Restaurant Long Beach, Inc., owned by one of our founders, with the same maturity date and interest rate as of December 31, 2018. The balance at December 31, 2018 was $2,312,348 to JC Holdings Group, LLC and $80,000 to Octopus Restaurant Long Beach, Inc. Interest accrued on each note using the simple-interest method at interest rates of 6.00% of the outstanding principal balance. The balances were converted into members capital during 2019.

Limitations on Liability and Executive Officer and Director Indemnification Agreements

Our directors and officers will not be personally liable for our debts, obligations or liabilities, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a director or an officer of us. In addition, our amended and restated bylaws require us to indemnify our executive officers and directors to the fullest extent permitted by law, subject to limited exceptions. We have entered into indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Review and Approval of Related Person Transactions

We have implemented a written policy pursuant to which the audit committee will review and approve transactions with our directors, officers and holders of more than 5% of our voting securities and their affiliates. Prior to approving any transaction with a related party, the audit committee will consider the material facts as to the related party’s relationship with us or interest in the transaction. Related person transactions will not be approved unless the audit committee has approved of the transaction. We did not have a formal review and approval policy for related person transactions at the time of any transaction described above.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, each of which as will be in effect as of the consummation of this offering. This summary does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the consummation of this offering, our authorized capital stock will consist of                shares of Class A common stock, $0.001 par value per share,                shares of Class B common stock, $0.001 par value per share, and                shares of “blank check” preferred stock, $0.001 par value per share.

Common Stock

We have two classes of common stock: Class A and Class B. Each share of Class A common stock will entitle the holder to one vote per share, while each share of Class B common stock will entitle the holder to ten votes per share. Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as provided in our amended and restated certificate of incorporation or as otherwise required by applicable law. Pursuant to our amended and restated certificate of incorporation, we may not amend, alter, repeal or waive the provisions of our amended and restated certificate of incorporation that relate to the terms of our capital stock without the approval of the holders of a majority of the then outstanding shares of our Class B common stock, voting as a class. Holders of the Class A common stock and Class B common stock, as the case may be, would also have a separate class vote if we subdivide, combine or reclassify shares of the other class without concurrently subdividing, combining or reclassifying shares of such class in a proportional manner. Pursuant to the DGCL, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the par value of the shares of such class or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

Class A common stock

Voting. Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Stockholders do not have the ability to cumulate votes for the election of directors.

Dividends. Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Dissolution and Liquidation. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

No Preemptive Rights. Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Issuance of Additional Class A Common Stock. We may issue additional shares of Class A common stock from time to time, subject to applicable provisions of our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law. We are obligated to issue Class A common stock (subject to the transfer and exchange restrictions set forth in the GEN LLC Agreement) to Class B unitholders who exchange their Class B units of GEN LLC for shares of our Class A common stock on a one-for-one basis (unless we elect to satisfy such exchange for cash). When a Class B unit is exchanged for a share of our Class A common stock, the corresponding share of our Class B common stock will automatically be retired.

Class B common stock

Voting. Holders of our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote of stockholders. See “Organizational Structure—Voting Rights of Class A Common Stock and Class B Common Stock.” Stockholders do not have the ability to cumulate votes for the election of directors.

Dividends. Holders of our Class B common stock are not entitled to dividends in respect of their shares of Class B common stock.

Dissolution and Liquidation. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, the holders of our Class B common stock will not be entitled to receive any distributions.

No Preemptive Rights. Holders of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. The Class B common stock is subject to automatic retirement upon an exchange of a Class B unit of GEN LLC for a share of Class A common stock.

Issuance of Additional Class B Common Stock. After this offering and the Reorganization, no additional issuance of shares of Class B common stock will occur, except to holders of Class B units as necessary to maintain a one-to-one ratio between the number of Class B units and the number of shares of Class B common stock outstanding, including in connection with a stock split, stock dividend, reclassification or similar transaction. In connection with an exchange of a Class B unit for Class A common stock, the corresponding share of Class B common stock will automatically be retired.

Preferred Stock

Our amended and restated certificate of incorporation will provide that our board of directors has the authority, without further action by the stockholders, to issue up to                shares of preferred stock. Our board of directors will be able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock could also have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company. Our board of directors does not presently have any plans to issue shares of preferred stock.

Limitations on Directors’ Liability

Our governing documents will limit the liability of, and require us to indemnify, our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breaches of directors’ fiduciary duties as directors. This limitation is generally unavailable for acts or omissions by a director which (i) were not in good faith, (ii) were the result of intentional misconduct or a knowing violation of law, (iii) the director derived an improper personal benefit from (such as a financial profit or other advantage to which the director was not legally entitled) or (iv) breached the director’s duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL, which relates to certain unlawful dividend declarations and stock repurchases. Our amended and restated certificate of incorporation includes provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers and certain employees for certain liabilities. We maintain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is being sought.

Exclusive Forum Clause

Our amended and restated certificate of incorporation will provide that, unless we select or consent in writing to the selection of another forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) shall be the exclusive forum for any “internal corporate claims,” as defined in our amended and restated certificate of incorporation. It is possible that a court could find our exclusive forum provision to be inapplicable or unenforceable. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. This forum selection provisions will not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. See the section entitled “Risk Factors.”

Delaware Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Provisions of Our Certificate of Incorporation and Bylaws to be Adopted and Delaware Law That May Have an Anti-Takeover Effect

Provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our common stock.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will initially be divided into three classes of directors, with the classes to be as nearly equal in number as possible, designated Class I, Class II and Class III. Class I directors shall initially serve until the first annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation; Class II directors shall initially serve until the second annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation; and Class III directors shall initially serve until the third annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation. Commencing with the first annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation and ending with the third annual meeting of stockholders thereafter, directors of each class the term of which shall then expire shall be elected to hold office for a three-year term.

The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation will provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Removal of Directors; Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any director may only be removed for cause by the affirmative vote of at least    % of the voting power of our outstanding shares of common stock. Each director is to hold office until the next election of the class for which such director shall have been chosen and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors, whether resulting from an increase in the number of directors or the death, removal or resignation of a director.

No Cumulative Voting

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that special meetings of the stockholders may be called by or at the direction of the board of directors, the chairperson of our board or the chief executive officer with the concurrence of a majority of the board of directors. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will provide that special meetings of the stockholders may only be called by the stockholders upon the written request of one or more stockholders of record that own, or who are acting on behalf of persons who own, shares representing    % or more of the voting power of the then outstanding shares of capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting.

Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with such advance notice procedures and provide us with certain information. Our amended and restated bylaws will allow the chairperson of the meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Supermajority Voting for Amendments to Our Governing Documents

Our amended and restated certificate of incorporation will require the affirmative vote of at least    % of the voting power of all shares of our common stock then outstanding in order to amend certain provisions, including those relating to our expected public benefit purpose, the removal of directors, the rights and privileges of the common stock, indemnification, exclusive forum, and the prohibition on stockholder action by written consent. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to adopt, amend or repeal our bylaws and that our stockholders may amend our bylaws only with the approval of at least    % of the voting power of all shares of our common stock then outstanding.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will preclude stockholder action by written consent.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. The DGCL does not require stockholder approval for any issuance of authorized shares. However, the applicable stock exchange listing requirements require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. As discussed above, our board of directors has the ability to issue preferred stock with voting rights or other preferences, without stockholder approval. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Limitations on Liability and Indemnification of Officers and Directors

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the settlement costs and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our Class A common stock is                .

Listing

We intend to apply to list our Class A common stock on the Exchange under the symbol “    .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Immediately following the consummation of the offering, we will have an aggregate of                shares of Class A common stock outstanding. Of the outstanding shares, the                shares sold in this offering (or                shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined in Rule 144 of the Securities Act, may generally be sold only in compliance with the limitations described below.

In addition, upon consummation of this offering, the Class B stockholders, including members of our senior leadership team, will in the aggregate beneficially own                Class B units of GEN LLC. Pursuant to the terms of our amended and restated certificate of incorporation and the GEN LLC Agreement, the Class B stockholders may from time to time exchange such Class B units of GEN LLC for shares of our Class A common stock on a one-for-one basis, subject to exchange timing and volume limitations and customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

We cannot predict what effect, if any, the sales of shares of our Class A common stock from time to time or the availability of shares of our Class A common stock for future sale may have on the market price of our Class A common stock. Sales of substantial amounts of Class A common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our Class A common stock and could impair our future ability to raise capital through an offering of equity securities or otherwise. See “Risk Factors.”

Lock-Up Agreements

We, our officers and directors and the holders of substantially all of our equity securities will be subject to lock-up agreements with the underwriters that will restrict the sale of shares of our common stock held by them for 180 days after the date of this prospectus, subject to certain exceptions, as described in the section entitled “Underwriting.”

Sales of Restricted Securities

Other than the shares sold in this offering, all of the remaining shares of our Class A common stock outstanding following the consummation of the offering or issuable upon exchange for Class B units of GEN LLC will be available for sale, subject to the lock-up agreements described above, after the date of this prospectus in registered sales or pursuant to Rule 144 or another exemption from registration. Restricted shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration, including under Rule 144 promulgated under the Securities Act, which is summarized below.

In general, under Rule 144, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our Class A common stock beneficially owned thereby for at least one year without regard to the volume limitations summarized below. However, such non-affiliate need only have beneficially owned such shares to be sold for at least six months if we have been subject to the reporting requirements of the Exchange Act for at least 90 days at the time of such sale and there is adequate current public information about us available. In either case, a non-affiliate may include the holding period of any prior owner other than an affiliate of ours. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period for shares of Class A common stock issued in exchange for Class B units of GEN LLC will generally include the holding period in the corresponding Class B units exchanged.

Beginning 180 days after the date of this prospectus, our affiliates who have beneficially owned shares of our Class A common stock for at least six months, including the holding period of any prior owner other than one of our affiliates and the holding period for Class B units of GEN LLC exchanged for shares of Class A common stock, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of our Class A common stock then-outstanding, which will equal approximately                 shares immediately after the consummation of this offering; and (ii) the average weekly trading volume in our Class A common stock on the applicable stock exchange during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

As a result of the provisions of Rule 144, additional shares will be available for sale in the public market upon the expiration or, if earlier, the waiver of the lock-up period provided for in the lock-up agreements, subject, in some cases, to volume limitations.

Additional Registration Statements

In addition,                shares of Class A common stock may be granted under our equity incentive plans. See “Executive Compensation—2021 Equity Incentive Plan.” We intend to file a registration statement on Form S-8 under the Securities Act to register the                 shares of common stock reserved for issuance under the 2021 Plan. The 2021 Plan will provide for automatic increases in the shares reserved for grant or issuance under the plan which could result in additional dilution to our stockholders. Once we register the shares under these plans, they can be freely sold in the public market upon issuance and vesting, subject to a 180-day lock-up period and other restrictions provided under the terms of the applicable plan and/or the award agreements entered into with participants.

Registration Rights

After this offering, and subject to the lock-up agreements, holders of our Class B common stock will be entitled to certain rights with respect to the registration of shares of our Class A common stock that may be issued in exchange for their Class B units under the Securities Act. For more information, see “Certain Relationships and Related Person Transactions—Registration Rights Agreement.” After such registration, these shares of our Class A common stock will become freely tradable without restriction under the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences of an investment in our Class A common stock by a Non-U.S. Holder (as defined below). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their special circumstances (including the Medicare contribution tax on net investment income and the alternative minimum tax) or to taxpayers subject to special tax rules (including a “controlled foreign corporation,” “passive foreign investment company,” company that accumulates earnings to avoid U.S. federal income tax, tax-exempt organization, financial institution, broker or dealer in securities or former U.S. citizen or resident). Except as specifically provided herein, this discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation or any aspect of state, local or foreign taxation. In addition, this discussion deals only with U.S. federal income tax consequences to a Non-U.S. Holder that acquires our Class A common stock in this offering and holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

This summary is based on current U.S. federal income tax law, which is subject to change, possibly with retroactive effect.

A “Non-U.S. Holder” is a beneficial owner of our Class A common stock that is an individual, corporation (or other entity treated as a corporation for U.S. federal income tax purposes), trust or estate that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our Class A common stock, the U.S. federal income tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and their partners holding our Class A common stock should consult their own tax advisors concerning the U.S. federal income and other tax consequences of investing in our Class A common stock.

This summary is included herein as general information only. Accordingly, each prospective purchaser of our Class A common stock is urged to consult its tax advisor with respect to U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our Class A common stock.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the Class A common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions of cash or property that we make with regard to our Class A common stock (other than certain pro rata distributions of our stock) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a Non-U.S. Holder of our Class A common stock that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a duly completed and properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. If the amount of a distribution exceeds our current or accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of a Non-U.S. Holder’s tax basis in its shares of our Class A common stock, and thereafter will be treated as capital gain from the sale or exchange of the Non-U.S. Holder’s shares of Class A common stock. A Non-U.S. Holder that does not timely furnish the required documentation, but is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if such Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), that are attributable to a permanent establishment (or, for an individual, a fixed base) maintained by such Non-U.S. Holder within the United States are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable U.S. federal income tax rates. In order for its effectively connected dividends to be exempt from the withholding tax described above, a Non-U.S. Holder will be required to provide a duly completed and properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Dividends received by a Non-U.S. Holder that is a corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Sale or Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized upon the sale, exchange or other taxable disposition of shares of our Class A common stock, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if the Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States; (ii) such Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that such Non-U.S. Holder held shares of our Class A common stock. We do not believe that we have been, currently are, or will become, a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our Class A common stock by a Non-U.S. Holder that did not own (directly, indirectly or constructively) more than 5% of our Class A common stock at any time during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

An individual Non-U.S. Holder who is subject to U.S. federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of disposition and meets certain other conditions is taxed on its gains (including gains from the disposition of our common stock and net of applicable U.S. source losses from dispositions of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder for whom gain recognized on the disposition of our common stock is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if the Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), is attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder within the United States generally will be taxed on any such gain on a net income basis at applicable U.S. federal income tax rates and, in the case of a Non-U.S. Holder that is a foreign corporation, the branch profits tax discussed above generally may also apply.

Information Reporting Requirements and Backup Withholding

The amount of dividends or proceeds paid to a Non-U.S. Holder, the name and address of the Non-U.S. Holder and the amount of tax, if any, withheld generally will be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. A Non-U.S. Holder generally will be required to provide proper certification (usually on a Form W-8BEN or Form W-8BEN-E, as applicable) to establish that the Non-U.S. Holder is not a U.S. person or otherwise qualifies for an exemption in order to avoid backup withholding tax with respect to our payment of dividends on, or the proceeds from the disposition of, our Class A common stock. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. Each Non-U.S. Holder should consult its tax advisor regarding the application of the information reporting rules and backup withholding to it.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated hereunder and other official guidance (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Future Treasury Regulations or other official guidance may modify these requirements.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the effects of FATCA on your investment in our common stock.

UNDERWRITING

We will enter into an underwriting agreement with the underwriter and Roth Capital Partners, LLC. We refer to Roth Capital Partners, LLC as the “underwriter.” Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriter, and the underwriter will agree to purchase from us, shares of our common stock.

Pursuant to the terms and subject to the conditions contained in the underwriting agreement, we will agree to sell to the underwriter named below, and the underwriter will agree to purchase from us, the number of shares of common stock set forth opposite its name below:

Number of Shares
Name
Roth Capital Partners, LLC
Total

The underwriting agreement will provide that the obligation of the underwriter to purchase the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares of common stock described below, is subject to certain conditions. The underwriter will be obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

The underwriter will offer the shares of common stock, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel and other conditions specified in the underwriting agreement. The underwriter will reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts, Commissions and Expenses

The underwriter proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. After this offering, the public offering price and concession may be changed by the underwriter. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

In connection with the sale of the shares to be purchased by the underwriter, the underwriter will be deemed to have received compensation in the form of underwriting commissions and discounts. The underwriter’s commissions and discounts will be     % of the gross proceeds of this offering, or $            per share of common stock based on the public offering price set forth on the cover page of this prospectus.

We also have agreed to reimburse the underwriter for reasonable out-of-pocket expenses in connection with this offering, including fees and disbursements of counsel. We estimate that the total expenses of this offering, including filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $            .

In addition, we will agree to issue the underwriter warrants to purchase a number of shares of common stock equal to     % of the number of shares sold in this offering by us. The underwriter warrants will be exercisable upon issuance, will have an exercise price equal to     % of the initial public offering price and will terminate on the          anniversary of the effective date of the registration statement of which this prospectus is a part. The underwriter warrants and the underlying shares of common stock are deemed compensation by the Financial Industry Regulatory Authority, Inc., or FINRA, and will therefore be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), neither the underwriter warrants nor any of our shares issued upon exercise of the underwriter warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the underwriter warrants are being issued, subject to certain exceptions.

Further, we have agreed to offer to engage the underwriter as our exclusive financial advisor, exclusive placement agent or sole underwriter, as applicable, in connection with a merger or acquisition transaction, SPAC transaction or any public offering of equity, equity-linked or debt securities by us. In accordance with FINRA Rule 5110(g)(6)(A), this right shall not have a duration of more than three years from the commencement of sales in this offering. The terms of any such engagement will be set forth in a separate agreement between us and the underwriter, and will contain terms and conditions that are customary for the underwriter for similar transactions.

We will grant the underwriter an overallotment option. This option, which will be exercisable for up to 30 days after the date of this prospectus, will permit the underwriter to purchase up to                 shares of common stock at the public offering price, less underwriting discounts and commissions, to cover overallotments, if any.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriter by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase                additional shares:

	Per Share		Total
	Without Over- allotment Option	With Over- allotment Option	Without Over- allotment Option	With Over- allotment Option
Public offering price	$	$	$	$
Underwriting discounts and commissions to be paid by us

Indemnification

Pursuant to the underwriting agreement, we will agree to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriter or such other indemnified parties may be required to make in respect of those liabilities.

Lock-Up Agreements

We will agree not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock; or (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, without the prior written consent of Roth Capital Partners, LLC and subject to limited exceptions, for a period of 180 days following the date of this prospectus, or the Lock-up Period. This consent may be given at any time without public notice. These restrictions on future issuances will be subject to exceptions for (i) the issuance of shares of our common stock in this offering, (ii) the issuance of shares of our common stock or options to acquire shares of our common stock pursuant to our equity incentive plans and (iii) the filing of one or more registration statements on Form S-8 with respect to shares of our common stock underlying our equity incentive plans from time to time, including the Equity Plan.

In addition, each of our directors and executive officers will enter into a lock-up agreement with the underwriter. Under these lock-up agreements, the directors and executive officers may not, subject to certain exceptions, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of Roth Capital Partners, LLC and subject to limited exceptions, for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriter or by its affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriter’s website or our website and any information contained in any other websites maintained by the underwriter or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Sales by the underwriter of securities in excess of the number of securities the underwriter is obligated to purchase creates a syndicate short position. The underwriter may close out any syndicate short position by purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriter may engage in passive market making transactions in our common stock on the Exchange in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

From time to time, the underwriter and its affiliates have provided, and may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with the underwriter for any further services.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by arm’s length negotiations between us and the underwriter. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	an assessment of our management;

•	our future prospects and those of our industry in general;

•	our sales, earnings, and certain other financial and operating information in recent periods, and the price-earnings ratios and price-sales ratios;

•	the market price of securities;

•	certain financial and operating information of companies engaged in activities similar to ours; and

•	other factors deemed relevant by the representatives of the underwriters and us.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no shares of common stock have been offered or will be offered to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock that has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State (all in accordance with the Prospectus Regulation), except that an offer to the public of any shares of common stock in that Relevant State may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the underwriter for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation; and

further provided that no such offer of shares of common stock shall result in a requirement for the publication by us or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation, or a supplement to a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, and the expression “Prospectus Regulation” means Regulation 2017/1129/EU (as amended).

United Kingdom

The underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of any shares of common stock in circumstances in which section 21(1) of the FSMA does not apply to us;

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any shares of common stock in, from or otherwise involving the United Kingdom.

In the United Kingdom, this prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this prospectus relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

The shares of common stock have not been and may not and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been, may be or will be issued, or has been, may be, or will be in the possession of any person for the purposes of issue (in each case, whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of

Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The contents of this prospectus have not been reviewed by any Hong Kong regulatory authority. You are advised to exercise caution in relation to the offer. If you are in doubt about any contents of this prospectus, you should obtain independent professional advice.

The information and this prospectus are strictly confidential to the person whom it is addressed and must not be distributed, published, reproduced or disclosed (in whole or in part) by recipient to any other person or used for any purpose in Hong Kong.

China

The shares of common stock may not be offered or sold directly or indirectly to the public in the People’s Republic of China, or China, and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission or registered with the Asset Management Association of China, nor any offering material or information contained herein relating to the shares of common stock, may be supplied to the public in China or used in connection with any offer for the subscription or sale of shares of common stock to the public in China. The shares of common stock may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such qualified institutional investors shall be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations with respect to the subscription and trading of the shares of common stock.

South Africa

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) is being made in connection with the issue of the shares of common stock in connection with this offering. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP. Certain legal matters in connection with the shares of Class A common stock offered hereby will be passed upon for the underwriters by DLA Piper LLP (US).

EXPERTS

The financial statements included in this prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto. For more information regarding us and the shares of our Class A common stock offered by this prospectus, we refer you to the full registration statement, including the exhibits and schedules filed therewith. This prospectus summarizes certain provisions of certain contracts and other documents filed as exhibits to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. As a result of the offering, we will become subject to the reporting requirements of the Exchange Act and will file with or furnish to the SEC periodic reports and other information. We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, for the first three fiscal quarters of each fiscal year. Our website is located at www.genkoreanbbq.com. Following the completion of this offering, we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

GEN RESTAURANT GROUP

Combined Financial Statements

December 31, 2020 and 2019

GEN RESTAURANT GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Gen Restaurant Group

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Gen Restaurant Group (the “Company”) as of December 31, 2019 and 2020, the related combined statements of operations, changes in permanent equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

Costa Mesa, California

November 12, 2021

GEN RESTAURANT GROUP

Combined Balance Sheet

	Year Ended December 31,
	2020	2019
Current Assets:
Cash and cash equivalents	$7,153,489	$6,675,904
Inventories	142,098	425,409
Notes receivable from related party	3,429,219	—
Prepaid expenses and other current assets	488,756	508,639

Total Current Assets	11,213,561	7,609,952
Equity method investment	439,296	788,403
Property and equipment, net	20,219,402	25,008,665
Notes Receivable from related party, net of current	600,000	—
Other assets	653,209	658,521

Total Assets	$33,125,468	$34,065,541

Liabilities and Equity (Deficit)
Current Liabilities
Accounts payable	6,220,781	3,934,152
Accrued salaries and benefits	307,064	1,036,138
Accrued interest	187,233	140,500
Notes Payable, current	505,617	610,490
Notes payable to related parties, current	568,671	—
Obligations under capital leases, current	259,682	121,912
Deferred rent expense, current	941,667	300,628
Other current liabilities	1,409,591	915,758

Total Current Liabilities	10,400,306	7,059,578
Notes payable, net of current portion	12,294,126	4,439,182
Notes payable to related parties, net of current portion	8,575,402	8,289,609
Obligations under capital leases, net of current portion	421,772	1,046,605
Deferred rent expense, net of current portion	7,107,629	8,005,112

Total Liabilities	38,799,236	28,840,086

Commitments and contingencies (Note 10)
Mezzanine Equity
EB-5 Members’ Equity	1,500,000	1,500,000

Permanent Equity
Members’ Equity (Deficit)	(8,036,973)	2,865,885
Noncontrolling Interest	863,205	859,570

Total Permanent Equity (Deficit)	(7,173,768)	3,725,455

Total Liabilities and Equity (Deficit)	$33,125,468	$34,065,541

GEN RESTAURANT GROUP

Combined Statement of Operations

	Year Ended December 31,
	2020	2019
Revenue	$62,658,384	$113,870,273
Restaurant Operating Costs:
Food cost	20,684,104	37,545,210
Payroll and benefits	20,036,727	34,811,874
Occupancy expenses	8,401,047	8,361,585
Operating expenses	7,439,217	9,185,894
Pre-Opening Costs	—	724,194

Total restaurant operating expenses	56,561,096	90,628,757

Restaurant-level operating income	6,097,288	23,241,516

General and administrative	5,031,058	5,969,577
Consulting fees - related party	3,550,165	3,669,243
Management fees	1,419,982	2,182,757
Depreciation and amortization	4,539,988	4,129,437

Total Costs and Expenses	71,102,289	106,579,771

Income (Loss) from Operations	(8,443,905)	7,290,502

Other Income, net	170,932	75,841
Interest expense, net	(653,355)	(855,144)
Equity in income (loss) of equity method investee	(43,747)	592,570

Net Income	(8,970,076)	7,103,769
Net Income attributable to noncontrolling interest	303,635	70,020

Net income (loss) attributable to Gen Restaurant Group	$(9,273,711)	$7,033,749

See accompanying notes to combined financial statements.

GEN RESTAURANT GROUP

Combined Statement of Changes in Permanent Equity

Year ended December 31, 2020, and 2019

	Members’ Equity (Deficit)	Non Controlling Interest	Total
Balance, December 31, 2018	2,546,818	(5,905)	2,540,913
Contributions	4,230,978	795,455	5,026,433
Conversion of Notes Payable to related party	2,442,348	—	2,442,348
Conversion of Notes Receivable from related party	(3,777,624)	—	(3,777,624)
Distributions	(9,610,384)	—	(9,610,384)
Net Income	7,033,749	70,020	7,103,769

Balance, December 31, 2019	2,865,885	859,570	3,725,455
Contributions	1,541,878	—	1,541,878
Distributions	(3,171,026)	(300,000)	(3,471,026)
Net (Loss) Income	(9,273,711)	303,635	(8,970,076)

Balance, December 31, 2020	$(8,036,973)	$863,205	$(7,173,768)

See accompanying notes to combined financial statements.

GEN RESTAURANT GROUP

Combined Statement of Cash Flows

	For the year ended December 31,
	2020	2019
Cash flows from operating activities:
Net Income (Loss)	$(8,970,076)	$7,103,769
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities:
Depreciation and amortization	4,539,988	4,129,437
Equity in income of equity method investee, net of distributions	349,107	142,470
Other income	—	158,250
Gain on sale of property and equipment	(49,380)	—
Interest income earned on advance to related party	(69,219)	—

Changes in operating assets and liabilities:
Inventories	283,311	(145,129)
Prepaid expenses and other current assets	25,192	1,230,799
Accounts payable	2,286,629	(275,750)
Accrued salaries and benefits	(729,074)	510,663
Accrued interest	46,733	(4,631)
Deferred rent expenses	(256,445)	323,937
Other current liabilities	493,834	1,199,848

Net cash (used in) provided by operating activities	(2,049,400)	11,973,967

Cash flows from investing activities
Advance made to related party	(3,960,000)	—
Purchase of property and equipment	(291,909)	(5,110,925)
Proceeds from sale of property and equipment	164,455	—

Net cash used in investing activities	(4,087,454)	(5,110,925)

Cash flows from financing activities:
Proceeds from PPP and EIDL loans	10,397,600	—
Net change in capital lease obligations	(60,955)	188,636
Payments on third party loans	(2,647,522)	(1,223,036)
Payments on related party loans	(2,025,592)	(4,250,134)
Proceeds from related party loans	2,880,056	3,895,851
Member contributions	1,541,878	5,026,433
Member distributions	(3,471,026)	(9,610,384)

Net cash provided by (used in) financing activities	6,614,439	(5,972,634)

Net increase in cash and cash equivalents	477,585	890,408
Cash and cash equivalents, beginning of year	6,675,904	5,785,496

Cash and cash equivalents, end of year	7,153,489	6,675,904

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	613,489	746,355
Cash paid for taxes during the year	—	—
Schedule of noncash financing activities:
Conversion of Notes Payable to related party		2,442,348
Conversion of Notes Receivable from related party		(3,777,624)

GEN RESTAURANT GROUP

Notes to Combined Financial Statements

December 31, 2020 and 2019

(1)	Organization and Description of Business

The accompanying combined financial statements represent the combined balance sheet, statement of income, changes in permanent equity, and cash flows of Gen Restaurant Group, LLC, GEN Restaurant Management, LLC and certain of their affiliated entities (collectively referred to hereinafter as “the Company”). The Company operates restaurants which are located in California, Arizona, Hawaii, Nevada, and Texas, specializing in a variety of special flavored meats for Korean barbeque.

The following tables lists the Company’s entities in operation:

Name	Operating Name	State	Purpose
GEN Restaurant Group, LLC	GEN Tustin	CA	Restaurant
	GEN Huntington Beach	CA	Restaurant
	GEN Oxnard	CA	Restaurant
JC Group International Inc. (S Corp)	GEN Henderson	NV	Restaurant
	GEN West Covina	CA	Restaurant
	GEN Corona	CA	Restaurant
GEN Restaurant Investment, LLC	GEN Glendale	CA	Restaurant
GEN California, LLC	GEN Fullerton	CA	Restaurant
	GEN Mira Mesa	CA	Restaurant
GEN Arizona, LLC	GEN Tempe	AZ	Restaurant
GEN Nevada, LLC	GEN Sahara/Las Vegas	NV	Restaurant
GEN Alhambra, LLC	GEN Alhambra	CA	Restaurant
GEN Cerritos, LLC	GEN Cerritos	CA	Restaurant
GEN Torrance, LLC	GEN Torrance	CA	Restaurant
GEN Rancho Cucamonga, LP	GEN Rancho Cucamonga	CA	Restaurant
GEN San Jose, LP	GEN San Jose	CA	Restaurant
GEN Northridge, LP	GEN Northridge	CA	Restaurant
GEN Chino Hills, LP	GEN Chino Hills	CA	Restaurant
GEN Carrollton, LP	GEN Carrollton	TX	Restaurant
GEN Fremont, LP	GEN Fremont	CA	Restaurant
GEN Concord, LP	GEN Concord	CA	Restaurant
GEN Westgate, LP	GEN Westgate	TX	Restaurant
GEN Mountain View, LP	GEN Mountain View	CA	Restaurant
GKBH Restaurant, LLC	GEN Korean BBQ	HI	Restaurant
GEN Hawaii, LLC	Investment Company	HI	Management of GKBH
GEN Online, LLC	GEN Online	CA	Website sales
GEN Sacramento, LP	GEN Sacramento	CA	Restaurant
GEN Pearlridge, LP	GEN Pearlridge	HI	Restaurant
GEN Frisco, LP	GEN Frisco	TX	Restaurant
GEN Houston, LLC	GEN Houston	TX	Restaurant
GEN Texas, LLC	Investment Company	TX	Management of GEN Houston
GEN Master, LLC	Holding Company	NV	Management
GEN Restaurant Management, LLC	GRM	DE	Management

GEN RESTAURANT GROUP

Notes to Combined Financial Statements

December 31, 2020 and 2019

The above entities are collectively owned 100% by the controlling group, with the exception of Gen Texas, 49% of which is owned by an outside investor. The Company also has an equity method investment in Gen Hawaii at a 50% ownership share.

During the year 2019 four restaurants were opened: Houston, Pearlridge, Frisco, and Sacramento.

At December 31, 2020 and 2019, there were 28 restaurants in operation.

(2)	Basis of Presentation and Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying combined financial statements represent the balance sheets and the statements of income, changes in permanent equity, and cash flows of the Company, collectively, since the affiliated entities are under common management, share a common brand, and are contemplating a “roll-up” transaction in an initial public offering. See Note 10 for further discussion

The combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated. The noncontrolling interest included in the combined financial statements represent the ownership interest of an outside investor in GEN Texas.

(b)	Use of Estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property and equipment, the valuation of property and equipment, and other contingencies.

(c)	Cash and Cash Equivalents

The Company and its related entities consider all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of credit card transactions in transit. As of December 31, 2020 and 2019, there were deposits in excess of federally insured amounts of $1,194,449 and $510,612, respectively.

(d)	Concentration Risk

The Company relies on third parties for specified food products and supplies. In instances where these parties fail to perform their obligations, the Company may be unable to find alternative suppliers. The Company is subject to supplier concentration risk as Pacific Global Distribution, Inc. (“PGD”), which provided restaurant supplies such as tableware, napkins, soda, sauces and is a subsidiary of a related party and the Company’s largest supplier, accounted for approximately 13%, and 4% of total food and beverage costs for fiscal years 2020 and 2019, respectively.

The Company also relies on Wise Universal, Inc. an affiliate 60% owned by a related party, which provided food products exclusively for 11 restaurants. This represents approximately 23% of total food cost for fiscal year 2020 and 26% of total food cost for fiscal year 2019.

GEN RESTAURANT GROUP

Notes to Combined Financial Statements

December 31, 2020 and 2019

(e)	Inventories

Inventories consist principally of food and beverages and are valued at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method (FIFO) for all inventories.

(f)	Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers.” The Company adopted ASC 606 effective January 1, 2019 using the modified retrospective method and there was no impact to the financials as a result of the such adoption. Revenue from the operation of the restaurants is recognized as food and beverage products are delivered to customers and payment is tendered at the time of sale. Revenue from online sales is recognized when persuasive evidence of a sales arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. These criteria are met upon shipment of products and transfer of title to the customer. Sales tax amounts collected from customers that are remitted to governmental authorities and are excluded from sales. There was no material effect to the adoption of ASC 606 to the financial statements.

(g)	Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Property and equipment under capital leases are stated at the present value of minimum lease payments.

The estimated useful service lives are as follows:

Equipment	5 - 7 Years
Furniture and fixtures	5 - 7 Years
Real estate property	27.5 Years
Leasehold improvements	Shorter of useful life or remaining lease term

The Company and its related entities capitalize certain costs in conjunction with improvements to specific sites for planned future restaurants. The Company and its related entities also capitalize certain costs, including interest, in conjunction with constructing new restaurants. These costs are included in property and equipment and are amortized over the shorter of the life of the related leasehold improvements or the remaining lease term. Costs related to abandoned sites and other site selection costs that cannot be identified with specific restaurants are charged to general and administrative expenses in the accompanying combined statement of income. The Company and its related entities did not capitalize any internal costs related to site preparation and construction activities during the years ended December 31, 2020 and 2019 as any amounts were deemed immaterial.

GEN RESTAURANT GROUP

Notes to Combined Financial Statements

December 31, 2020 and 2019

(h)	Other Assets & Other Current Liabilities

Other assets for the years ending December 31, consist of the following:

Other Assets	2020	2019
Security Deposits	401,390	378,686
Liquor Licenses	224,319	252,334
Other	27,500	27,501

Total Other Assets	$653,209	$658,521

Other Current Liabilities for the years ending December 31, consist of the following:

Other Current Liabilities	2020	2019
Sales tax payable	781,253	374,175
Accrued percentage rent	94,196	355,275
Misc. accrued expenses	534,142	186,308

Total Other Current Liabilities	$1,409,591	$915,758

(i)	Operating and Capital Leases

Rent expenses for the Company and its related entities’ operating leases, which generally have escalating rentals over the term of their leases, are recorded on a straight-line basis over the expected lease term. The lease term begins when the Company and its related entities have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. The difference between rent expense and rent paid is recorded as deferred rent in the accompanying combined balance sheets. Rent expenses of the restaurants are included in occupancy cost, and rent expenses for the Company are included in general and administrative expenses on the combined statement of income. Any payments received from the lessor are recorded as deferred rent and amortized as reductions to rent over the expected lease term.

At the inception of a lease contract, the Company assesses whether the contract is a capital lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Lease classification, measurement, and recognition are determined at lease commencement, which is the date the underlying asset is available for use by the Company. The accounting classification of a lease is based on whether the arrangement is effectively a financed purchase of the underlying asset (capital lease) or not (operating lease).

(j)	Pre-Opening Costs

Pre-opening costs, incurred in connection with the opening of new restaurants, are expensed as incurred. Pre-opening costs were $0 and $724,194 for the years ended December 31, 2020 and 2019, respectively.

(k)	Income Taxes

The Company and its related entities are organized as limited liability companies or limited partnerships and are treated as pass-through entities for federal and state income tax purposes. As the Company and its

GEN RESTAURANT GROUP

Notes to Combined Financial Statements

December 31, 2020 and 2019

related entities have elected to be treated as partnerships for income tax purposes and are not subject to federal or state income taxes, income or loss is included in the tax returns of the members or the partners of the Company and its related entities based on their respective shares.

(l)	Long-Lived Assets

Long-lived assets, such as property and equipment owned, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, undiscounted cash flows expected to be generated by that asset or asset group are compared to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

(m)	Capitalized Interest

Interest cost incurred on debt during the construction of restaurants is capitalized. A reconciliation of total interest cost to interest expense as reported in the combined statement of income for the years ended December 31, 2020 and 2019, is as follows:

	2020	2019
Interest cost capitalized	$—	24,333
Interest cost charged to income	653,355	855,144

Total interest cost	$653,355	$879,477

(n)	Liquor Licenses

Liquor licenses are deemed to have indefinite useful lives and are qualitatively tested on an annual basis for impairment. Liquor licenses are included in other assets in the accompanying balance sheets.

(o)	Sales Taxes

Sales taxes are imposed by state, county, and city governmental authorities, collected from customers and remitted to the appropriate governmental agency. The Company’s policy is to record the sales taxes collected as a liability on the books and then remove the liability when the sales tax is remitted. There is no impact on the statements of operations as restaurant sales are recorded net of sales tax.

(p) Advertising Costs

Advertising costs are expensed as incurred and are included in General and Administrative costs in the accompanying statements of income. The Company incurred approximately $71,000, and $85,000 in advertising expenses for the fiscal years ended December 31, 2020, and 2019, respectively.

(q)	Risks and Uncertainties

We are subject to continued risks and uncertainties as a result of the outbreak of, and local, state and federal governmental responses to, the COVID-19 pandemic which was declared a National Public Health

GEN RESTAURANT GROUP

Notes to Combined Financial Statements

December 31, 2020 and 2019

Emergency in March 2020. We experienced significant disruptions to our business as suggested and mandated social distancing and shelter-in-place orders led to the temporary closure of all of our restaurants. In the second quarter of fiscal 2020, certain jurisdictions began allowing the reopening of restaurants. While restrictions on the type of permitted operating model and occupancy capacity may continue to change, as of November 12, 2021, nearly all of our restaurants were operating at full capacity. We cannot predict how long the COVID-19 pandemic will last, whether vaccines will be effective at eliminating or slowing the spread of the virus or variants, whether it will reoccur or whether variants will spike, what additional restrictions may be enacted, to what extent we can maintain sales volumes during or following any resumption of mandated social distancing protocols or vaccination or mask mandates and what long-lasting effects the COVID-19 pandemic may have on the restaurant industry as a whole. For example, the Biden administration recently announced a vaccine mandate and related rules applying to private businesses with 100 or more employees. The ongoing effects of the COVID-19 pandemic, including, but not limited to, labor-related impacts, supply chain disruption and consumer behavior, will determine the continued significance of the impact of the COVID-19 pandemic to our operating results and financial position.

(r)	Recently Adopted Accounting Pronouncements

In April 2020, the staff of the Financial Accounting Standards Board (“FASB”) issued a question-and-answer document that stated that entities may elect to account for lease concessions related to the effects of the COVID-19 pandemic as though the rights and obligations for those concessions existed as of the commencement of the contract rather than as a lease modification. Lessees may make the election for any lessor-provided lease concession related to the impact of the COVID-19 pandemic as long as the concession does not result in a substantial increase in the rights of the lessor or in the obligations of the lessee. The Company has made such election. The Company has received immaterial rent concessions that did not result in an extension of a lease term. As such, this election did not have a material impact on the combined balance sheets, statements of income, statements of changes in equity or statements of cash flows.

On September 1, 2019, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“Topic 842” or “ASC 842”), along with related clarifications and improvements. This pronouncement requires lessees to recognize a liability for lease obligations, which represents the discounted obligation to make future lease payments, and a corresponding right-of-use asset on the balance sheet. The guidance requires disclosure of key information about leasing arrangements that is intended to give financial statement users the ability to assess the amount, timing, and potential uncertainty of cash flows related to leases. The Company is evaluating the impact of this new pronouncement and will be adopting this pronouncement for the year beginning after December 31, 2021. In February 2020, the FASB issued ASU 2020-02, updating the effective date for Topic 842.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which is intended to simplify various aspects related to accounting for income taxes. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. ASU 2019-12 is effective for the Company beginning in fiscal year 2022. The Company is currently evaluating the impact of the pending adoption of the new standard on its financial statements

(3)	Capital Contributions Receivable

As of December 31, 2020, the Company and its related entities had capital contributions receivable of $320,000, from the partners of GEN Carrollton, GEN Chino Hills, GEN Concord, GEN Fremont, GEN Frisco, GEN Hawaii, GEN Mountain View, GEN Northridge, GEN Pearlridge, GEN Sacramento, GEN

GEN RESTAURANT GROUP

Notes to Combined Financial Statements

December 31, 2020 and 2019

Texas, GEN Westgate, and the members of GEN Hawaii, and $300,000 from the noncontrolling member of GEN Houston. These amounts have been offset against members equity.

(4)	Notes Receivable from related party

As of December 31, 2020, the Company had notes receivable of $3,960,000 plus $69,219 interest earned from Ignite, a related party, with an interest rate of 2.50% per annum and a maturity date of April 24, 2021.

(5)	Property and Equipment, Net

The costs and related accumulated depreciation and amortization of major classes of property:

	Year Ended December 31,
	2020	2019
Equipment	7,759,224	7,641,631
Furniture and fixtures	3,763,999	3,619,884
Leasehold improvements	26,926,072	26,858,808
Real estate property	—	605,000
Other Assets	439,488	439,488
Construction in progress	—	—

	38,888,783	39,164,811
Less accumulated depreciation and amortization	(18,669,381)	(14,156,146)

Property and Equipment, Net	$20,219,402	$25,008,665

Total depreciation and amortization for the year ended December 31, 2020 was $4,539,988, of which $199,327 was related to assets acquired under a capital lease.

Total depreciation and amortization for the year ended December 31, 2019, was $4,129,437, of which $169,496 was related to assets acquired under a capital lease.

(6)	Equity Method Investment

On April 1, 2016, GEN Hawaii made an investment of $200,000 for a 50% interest in GKBH, which operates a GEN restaurant in Hawaii. The Company does not control major operational and financial decisions, which require consent from the other owner. The income (loss) from equity investment in GKBH for the years ended December 31, 2020, and 2019 was $(43,747) and $592,570, respectively. During the years ended December 31, 2020 and 2019, the Company received distributions of $305,360 and $592,570, respectively, from GKBH.

GEN RESTAURANT GROUP

Notes to Combined Financial Statements

December 31, 2020 and 2019

A summary of the GKBH financial position and results of operations as of December 31, 2020 and 2019, and for the years then ended is as follows:

	Year Ended December 31,
	2020	2019
Current assets	930,134	709,738
Noncurrent assets	1,208,173	1,445,257
Current liabilities	427,721	445,327
Noncurrent liabilities	816,878	117,746
Net sales or gross revenue	4,163,334	8,081,676
Gross profit	(82,816)	1,185,140
Interest expense	(4,678)	—
Net income or loss	(87,494)	1,185,140
Net income or loss attributable to the entity	(43,747)	592,570

(7)	Notes Payable

Notes Payable to Bank

On September 13, 2017, the Company and a commercial bank entered into a loan agreement in the amount of $3,000,000, with a maturity date of September 15, 2024 at a fixed interest rate of 6.00%. On September 2, 2020, the loan was amended for the amount of the balloon payment due on September 15, 2024. The Company pays $44,324 each month and will pay one last payment estimated at $262,608 due on September 15, 2024. Interest on this loan is computed on a 365/360 basis, by applying the ratio of the interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days in the monthly period. This calculation method results in a slightly higher effective interest rate than the numeric interest rate originally stated. This note is guaranteed by six of the Company’s entities and is cross-guaranteed by related party entities (see Note 11).

In February 2018, GEN Concord, GEN Westgate, GEN Mountain View, and GEN Fremont, collectively entered into a note agreement with a commercial bank. As of December 31, 2018, the Company had four notes payable outstanding under the agreement, which totaled $3,269,634 in the aggregate. The notes bore interest at the prime rate plus 3.00% and required monthly interest and principal payments. These loans were repaid in 2019.

Economic Injury Disaster Loan (EIDL)

On July 1, 2020, the Company executed the standard loan documents for six restaurants required for securing an EIDL loan from the United States Small Business Administration (the “SBA”) under its Economic Injury Disaster Loan assistance program. This assistance was sought in light of the impact of the COVID-19 pandemic on the Company’s business. The total principal amount of the loan is $900,000, with proceeds to be used for working capital purposes. Interest on the EIDL loan accrues at 3.75% per annum and installment payments, including principal and interest, are due monthly beginning twelve months from the date of the loan. The balance of principal and interest is payable over thirty years from the date of the promissory note.

Note Payable to Landlord

In August 2017, GEN Fremont entered into a note agreement with a landlord. The outstanding balance under this note was $541,171 as of December 31, 2018. The Company is making equal monthly payments

GEN RESTAURANT GROUP

Notes to Combined Financial Statements

December 31, 2020 and 2019

on this note which has a July 2027 maturity date, with an interest rate of 8.00% per annum. As of December 31, 2020, and 2019, the loan balance outstanding was $445,975 and $495,456, respectively.

Paycheck Protection Program (CARES Act)

Pursuant to the Paycheck Protection Program (“PPP”), under Division A, Title I of the CARES Act, during 2020, the Company entered into several agreements with Pacific City Bank, which provided for an aggregate total loan in the amount of $9,497,000 as of December 31, 2020. The loans are dated over several months between April and June 2020, and mature in two years, bear interest at a rate of 1.00% per annum, payable monthly commencing on April 2021 through June 2021. The loans may be prepaid at any time prior to maturity with no prepayment penalties. Funds from the loans may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities and interest on other debt obligations. The Company intends to use the entire loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the loans may be forgiven if they are used for qualifying expenses as described in the CARES Act.

Between May and August 2021, the Company received formal notices of loan forgiveness in the amount of $9,155,776. The Company recorded the balance forgiven as Other Income in 2021. In total, the PPP program forgave approximately $107,000 in accrued interest.

The aggregate maturities of notes payable as of December 31, 2020:

2021	505,617
2022	10,058,581
2023	594,288
2024	724,369
2025	126,392
Thereafter	790,499

12,799,745
Less current portion of notes	(505,617)

Long term portion	12,294,129

(8)	Related Party Notes Payable

As of December 31, 2018, the Company had notes payable, with the same maturity date and interest rate, to JC Holdings Group, LLC and Octopus Restaurant Long Beach, Inc., owned by one of the members of the Company. The balance at December 31, 2018 was $2,312,348 to JC Holdings Group, LLC and $80,000 to Octopus Restaurant Long Beach, Inc. Interest accrued on each note using the simple-interest method at interest rates of 6.00% of the outstanding principal balance. The balances were converted into members capital during 2019.

Each of the entities, GEN Alhambra, GEN Cerritos, GEN Torrance, GEN Rancho Cucamonga, GEN San Jose, GEN Northridge, GEN Chino Hills, GEN Carrolton, GEN Hawaii, GEN Fremont, GEN Online, GEN Concord, GEN Westgate, GEN Mountain View, GEN Sacramento, GEN Pearlridge, GEN Frisco, and GEN Texas (collectively, the Borrowers) has notes payable to Ignite, owned by one of the members of the Company, all with similar terms. Each note allows for draws to be made as individual loans. The total amount of loans under each agreement becomes due on the fifth anniversary of each note. Maturity dates

GEN RESTAURANT GROUP

Notes to Combined Financial Statements

December 31, 2020 and 2019

range from January 2020 to May 2023. Interest accrues on each loan using the simple interest method at interest rates ranging from 2.75% to 5.00% of the outstanding principal balance. Interest is to be paid annually, one year in arrears. Ignite has a security interest in the assets of the borrowers. There are no financial covenants in the note payable agreements. As of December 31, 2020 and 2019, the outstanding principal under the Ignite notes payable amounted to $9,144,073, and $8,289,609, respectively.

As of December 31, 2018, GEN Alhambra had a note payable with each of the Separate Shares Trusts of the Kim Family Living Trust (“Trusts”), beneficially owned by one of the members of the Company and his direct family, each with similar terms; each note allows for draws to be made as individual loans, for a balance due of $281,000. The total amount of loans under each agreement becomes due on the fifth anniversary of each note. The loans were paid off during 2019.

The aggregate maturities of notes payable from related parties as of December 31, 2020, are as follows:

2021	568,671
2022	5,323,056
2023	1,528,003
2024	960,582
2025	763,761
Thereafter	—

9,144,073
Less current portion of notes payable	(568,671)

Notes Payable net of current portion	8,575,402

Interest expense incurred for the related party debt was $309,757 and $240,686 for the years ended December 31, 2020, and 2019, respectively.

(9)	Capital Leases

The Company is obligated under capital leases covering certain property and equipment that expire at various dates during the next 5 years. At December 31, 2020 and 2019, the gross amount of property and equipment and related accumulated depreciation and amortization recorded under capital leases were as follows:

	Year Ended December 31,
	2020	2019
Real estate property	—	605,000
Equipment	886,636	886,636

	886,636	1,491,636

Less accumulated depreciation and amortization	(419,497)	(220,170)

	467,139	1,271,466

During 2020, the Company sold the real estate property to a non-related third party. This resulted in the Company recognizing a gain of approximately $49,000, recorded in other income.

GEN RESTAURANT GROUP

Notes to Combined Financial Statements

December 31, 2020 and 2019

Amortization of assets held under capital leases is included with depreciation expense in the statement of income.

As of December 31, 2020, future minimum capital lease payments are as follows:

2021	$213,558
2022	213,558
2023	209,210
2024	115,670
2025	—
Thereafter	—

Total minimum lease payments	751,995
Less amount representing interest
(at rates ranging from 4.13% to 7.58%)	(70,541)

Present value of net minimum capital lease payments	681,455
Less current installments of obligations under capital lease	(259,682)
Obligations under capital leases, excluding current installments	421,772

(10)	Commitments and Contingencies

(a)	Commitments

On July 14, 2021, the Company entered into a letter of understanding (the “Agreement”) with an underwriter to serve as the exclusive lead underwriter, placement agent and investment banker for the Company in preparation for an initial public offering (“Public Offering”) contemplated by the Company. The term of the Agreement ends 12 months from the engagement date. The placement agent will act as sole underwriter of the Public Offering, subject to completion of placement agent’s due diligence examination of the Company, and the execution of a definitive underwriting agreement between the Company and the placement agent. The Agreement will provide that the Company will grant the underwriter warrants for the purchase of an amount equal to 3% of the securities issued in the Public Offering. The term of the warrants will be five years from the closing date of the Public Offering and will permit cashless exercise. In connection with the Public Offering, an agreement will be prepared for a 7% commission to the underwriter.

On November 23, 2016, pursuant to the U.S. government’s Immigrant Investor Program, commonly known as the EB-5 program (the “EB-5 Program”), Gen Restaurant Investment, LLC entered into an operating agreement with an investor (the “EB-5 Investor”). Under the terms and conditions of the EB-5 program, the Company is subject to certain job creation requirements.

As part of the agreement, the Company issued 3 units of Series II Preferred Member Interest in exchange for a 30% interest in Gen Restaurant Investment, LLC and received $1.5 million, recorded as equity. Five years from the date of issue, (the “Conversion Date”), or after approval of the l-829 petition to USCIS, the EB-5 investor has the option to convert the Series II Units into Series I Units. If the EB-5 Investor does not exercise their conversion option, the Company may exercise its call option to purchase the Class B membership interest for the fair market value. If approval of the preferred members I-526 immigration application is denied, the Company is required to repurchase the preferred member units for $1.5 million. Accordingly, this has been presented as mezzanine equity in the accompanying combined balance sheet.

GEN RESTAURANT GROUP

Notes to Combined Financial Statements

December 31, 2020 and 2019

The operations of the Company and its related entities utilize property, facilities, equipment, and vehicles leased from others. Buildings and facilities leased from others are primarily for restaurants and support facilities. Restaurants are operated under noncancelable operating leases that generally provide for a fixed base rent, and in some instances, contingent rent based on a percentage of gross revenue in excess of a defined amount. Initial terms of restaurant building leases generally are not less than 5 to 10 years, exclusive of options to renew. The Company and its related entities are responsible for their proportionate share of real estate taxes, insurance, common area maintenance, and other operating costs. Leases of equipment primarily consist of restaurant equipment, computer systems, and vehicles.

Future minimum lease payments under noncancelable operating leases as of December 31, 2020, are as follows:

2021	$3,471,746
2022	2,714,112
2023	2,462,802
2024	2,461,939
2025	2,261,490
Thereafter	3,028,784

Total	$16,400,873

Total rent expenses under noncancelable operating leases amounted to $6,457,031 and $6,418,390, including contingent rent of $0 and $289,724 for the years ended December 31, 2020, and 2019, respectively.

(b)	Contingencies

The Company and its related entities are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, after consulting legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company and its related entities combined financial position, results of operations, or liquidity.

On January 21, 2015, the Company received a class-action lawsuit naming Gen Alhambra, LLC, for alleged wage and hour class violations in Los Angeles County, California. The Company plans to continue to defend against the claim and is currently assessing the impact to the financial statements of the Company, if any.

On September 23, 2019, the Company received a lawsuit from an ex-employee naming Gen Cerritos for alleged labor law violations in Los Angeles County, California. The Company plans to continue to defend against the claim and is currently assessing the impact to the financial statements of the Company, if any.

(11)	Other Related-Party Transactions

The Company purchased approximately $1.5 and $2.6 million in the years ended December 31, 2020, and 2019, respectively, of food and supplies from PGD, 100% owned by one of the members of the Company and his direct family. Outstanding obligations for food and supply purchases from PGD of approximately, $0.3 million and $0.2 million are included in accounts payable as of December 31, 2020 and 2019, respectively.

GEN RESTAURANT GROUP

Notes to Combined Financial Statements

December 31, 2020 and 2019

In 2016, the Company entered into a management agreement with J&J Management Group, Inc. a third party who shares offices with a member. Pursuant to the agreement, the Company paid approximately $1.8 million and $2.0 million during the years ended December 31, 2020, and 2019, respectively, for the management of 11 restaurants. As of December 31, 2020, and 2019, included in accounts payable were payments due for obligations for management services provided by J&J Management Group of approximately $121,000 and $12,000, respectively.

The Company purchased food from Wise Universal Inc., an affiliate 60% owned by one of the members of the Company, for approximately $4.8 million and $9.7 million in the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, and 2019, included in accounts payable were outstanding obligations for food purchases from Wise Universal of approximately $0.2 million and $0.6 million, respectively.

On August 29, 2014, the Company entered into a consulting agreement with Ignite (the “Consulting Agreement”), 100% owned by a controlling member, which provides for annual fees of up to 25% of gross revenue in exchange for various consulting services. Such consulting fees are only paid to the extent the Company and its related entities have adequate resources as determined by the controlling member. During the year ended December 31, 2020, and 2019, $3.5 million and $3.7 million, respectively, was expensed and paid pursuant to the Consulting Agreement.

During the years ended December 31, 2020, and 2019, the Company paid $0 and $400,000, respectively, to Fast Fabrications, LLC (“Fast Fabrications”), for services related to restaurant interior construction. Fast Fabrications is an affiliate that is 100% owned by an employee of the Company. That employee is also a partner in several of the LP entities and a member of GEN Hawaii. Fees paid to Fast Fabrications for the purchase of equipment were capitalized as property and equipment in the accompanying combined balance sheets.

As of December 31, 2020, the Company had notes receivable from Ignite totaling $3.96 million with interest accruing at 2.5% per annum .. Between April and May 2021, all principal payments for notes due within one year were received from the related party in the aggregate of $3.36 million. One loan for $600,000 is due April 2022.

GEN Mountain View has a related party account payable of approximately $353,000 for purchases of fixed assets during 2018 to a company owned by a controlling member.

The Company has a loan agreement with Pacific City Bank (see Note 7). In addition, a related party has a loan agreement with Pacific City Bank which is guaranteed by six of the Company’s entities. The balance of this loan is $7.2 million, and $7.0 million, as of December 31, 2020, and 2019, respectively.

The Company’s related party, Ignite, has a line of credit with a bank for $6 million, for which the assets of 17 entities’ assets are collateralized against this agreement. The balance was $1,600,000 and $1,955,320 as of December 31, 2020, and 2019, respectively.

(12)	Subsequent Events

The Company and its related parties evaluated subsequent events from the balance sheet date through November 12, 2021, the date at which the combined financial statements were available to be issued.

Lease Agreement

The Company has entered into a lease with a third party for a lease agreement in Houston, Texas (Webster) for a new restaurant, for a period of ten years.

GEN RESTAURANT GROUP

Notes to Combined Financial Statements

December 31, 2020 and 2019

Letter of Intent

On August 29, 2021, the Company entered into a letter of intent (“LOI”), for a lease with a third party for a new restaurant in Chandler, Arizona for a period of ten years.

Lease Renewal

On June 30, 2021, the Company renewed the operating lease for the Torrance restaurant premises, extending the lease to September 30, 2031. The Company’s obligations for percentage rent remain the same.

Additional PPP Loans

During the months of February and March 2021, pursuant to the Paycheck Protection Program (“PPP”), under Division A, Title I of the CARES Act, the Company entered into several debt agreements which provided for an aggregate amount of $13,505,800. The loans are dated over several months and mature in five years and bear interest at a rate of 1.00% per annum payable monthly commencing in 2022. The loans may be prepaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, certain amounts of the loans may be forgiven if loan proceeds are used for qualifying expenses as defined in the CARES Act.

Restaurant Revitalization Fund

The Company has received approximately $16.7 million from the Restaurant Revitalization Fund (“RRF”). The RRF grant must be used for specific purposes, and the Company is required to provide use of funds validation on an annual basis through March 2023. This income will not be recognized immediately as it will be treated as deferred income and amortized as the money is spent.

Notes Receivable

Between the months of April and June 2021 the Company added additional notes receivable to two related parties, Ignite, and Put Call Forever, LP for the amount of approximately $13.5 million, maturing in one year with an interest rate of 2.5% per annum.

Litigation

On September 17, 2021, the Company received a lawsuit from an ex-employee naming Gen Restaurant Group, LLC for alleged labor law violations in Los Angeles County, California. The Company plans to defend against the claim and is currently assessing the impact to the financial statements of the Company, if any.

On September 20, 2021, the Company received a lawsuit from an ex-employee naming Gen Chino Hills for alleged labor law violations in San Bernardino County, California. The Company plans to defend against the claim and is currently assessing the impact to the financial statements of the Company, if any.

Through and including                 , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                Shares

Class A Common Stock

Prospectus

Roth Capital Partners

                , 2022

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee, the FINRA fee and the stock exchange listing fee are estimated.

SEC Registration Fee	$	*
FINRA Filing Fee		*
Stock Exchange Listing Fee		*
Printing Costs		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous Expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the Delaware General Corporate Law, or the DGCL, no director shall be personally liable to our company or its stockholders for monetary damages for breach of fiduciary duty as a director. Our amended and restated bylaws will provide that each person who was or is party or is threatened to be made a party to, or was or is otherwise involved in, any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director or officer of our company or was serving at the request of our company as a director, officer, employee, agent or trustee of another entity shall be indemnified and held harmless by us to the full extent authorized by the DGCL against all expense, liability and loss actually and reasonably incurred in connection therewith, subject to certain limitations.

Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The DGCL also provides that indemnification under Sections 145(a) and (b) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of directors who are not a party to the action at issue (even though less than a quorum), (2) by a majority vote of a designated committee of these directors (even though less than a quorum), (3) if there are no such directors, or these directors authorize, by the written opinion of independent legal counsel, or (4) by the stockholders.

Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for acts or omissions which (1) were in bad faith, (2) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, (3) the director derived an improper personal benefit from (such as a financial profit or other advantage to which such director was not legally entitled) or (4) breached the director’s duty of loyalty.

We have entered into indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sale of Unregistered Securities.

We have not sold any securities, registered or otherwise, within the past three years.

Item 16. Exhibits and Financial Data Schedules.

Exhibit Index

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation to be in effect upon completion of this offering.

3.2*	Form of Amended and Restated Bylaws to be in effect upon completion of this offering.

5.1*	Opinion of Gibson, Dunn & Crutcher LLP.

10.1*	Form of GEN LLC Agreement to be in effect upon completion of this offering.

10.2*	Form of Tax Receivable Agreement.

10.3*	Form of Registration Rights Agreement.

10.4*	Form of Indemnification Agreement entered into with Directors and Executive Officers.

10.5*	Form of GEN Inc. 2021 Equity Incentive Plan.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Marcum LLP, independent registered public accounting firm, as to GEN Inc.

23.2*	Consent of Marcum LLP, independent registered public accounting firm, as to GEN LLC.

23.3*	Consent of Gibson, Dunn & Crutcher LLP (to be included in Exhibit 5.1).

24.1*	Powers of Attorney (included on the signature page hereto).

99.1*	Consent of , as director nominee.

99.2*	Consent of , as director nominee.

99.3*	Consent of , as director nominee.

*	To be filed by amendment.

(b)	Financial Statement Schedule

None. Financial statement schedules have been omitted because the information is included in our consolidated financial statements included elsewhere in this Registration Statement.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of                , state of California, on                 , 2022.

GEN Inc.

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints                and                , and each of them, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place or stead, in any and all capacities (including, without limitation, the capacities listed below), to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons have signed this Registration Statement in the capacities and on the date indicated.

Chair, Chief Executive Officer and Director (Principal Executive Officer)	, 2022

Chief Financial Officer (Principal Financial and Accounting Officer)	, 2022

Director	, 2022

Director	, 2022

Director	, 2022